UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 22, 2021

BANC OF CALIFORNIA, INC.

(Exact Name of Registrant as Specified in Charter)

Maryland	001-35522	04-3639825
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3 MacArthur Place, Santa Ana, California	92707
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (855) 361-2262

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2.):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Common Stock, par value $0.01 per share	BANC	New York Stock Exchange
Depositary Shares each representing a 1/40th Interest in a share of 7.00% Non-Cumulative Perpetual Preferred Stock, Series E	BANC PRE	New York Stock Exchange

Item 1.01.	Entry into a Material Definitive Agreement.

On March 22, 2021, Banc of California, Inc., a Maryland corporation (“Banc of California”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), with Pacific Mercantile Bancorp, a California corporation (“PMB”), pursuant to which PMB will merge (the “Merger”) with and into Banc of California, with Banc of California as the surviving corporation. The Merger Agreement also provides that promptly after the Merger, Pacific Mercantile Bank, a California state-chartered bank and a wholly owned subsidiary of PMB, will merge (the “Bank Merger”) with and into Banc of California, National Association, a national banking association and wholly owned subsidiary of Banc of California (“BoC Bank”), with BoC Bank as the surviving bank.

Subject to the terms and conditions of the Merger Agreement, upon consummation of the Merger, each outstanding share of PMB common stock, no par value per share, and PMB non-voting common stock, no par value per share (collectively, “PMB Common Stock”), excluding certain specified shares, will be converted into the right to receive 0.50 (the “Exchange Ratio”) of a share of Banc of California common stock, par value $0.01 per share (“BANC Common Stock” and such consideration, the “Merger Consideration”).

In addition, as a result of the Merger, at the effective time of the Merger (i) each outstanding option to acquire PMB Common Stock, whether vested or unvested, will be cancelled and will be cashed out based on the product of (y) the total number of shares of PMB Common Stock subject to such option and (z) the excess of (A) the per share value of the merger consideration (based on an average BANC Common Stock price for a 20 day trading period prior to the closing of the Merger) (the “Cashout Price”) over (B) the exercise price per PMB share of such option (less applicable taxes required to be withheld with respect to such payment), (ii) each outstanding PMB restricted stock award will become fully vested and will be exchanged for the Cashout Price (less applicable taxes required to be withheld with respect to such vesting), and (iii) each outstanding PMB restricted stock unit will become fully vested and will be exchanged for the Cashout Price (less applicable taxes required to be withheld with respect to such vesting).

Banc of California and PMB have made customary representations, warranties and covenants in the Merger Agreement for a transaction of this nature. Subject to certain exceptions, each of PMB and Banc of California have agreed, among other things, to covenants relating to (i) the conduct of Banc of California’s and PMB’s respective businesses during the interim period between the execution of the Merger Agreement and the consummation of the Merger and (ii) the use of reasonable best efforts to obtain governmental and regulatory approvals. In addition, PMB has agreed, among other things, to covenants relating to (x) obligations to facilitate PMB’s shareholders’ consideration of, and voting upon, the approval of the principal terms of the Merger Agreement and certain related matters as applicable, (y) the recommendations by the board of directors of PMB in favor of the approval by PMB’s shareholders of the principal terms of the Merger Agreement and certain related matters as applicable, and (z) non-solicitation obligations relating to alternative business combination transactions. In addition, Banc of California has agreed, among other things, to covenants relating to (x) obligations to facilitate Banc of California’s shareholders’ consideration of, and voting upon, the approval of the Merger and the issuance of shares of BANC Common Stock in connection with the Merger as contemplated by the Merger Agreement and (y) the recommendations by the board of directors of Banc of California in favor of the approval by Banc of California’s shareholders of the Merger and the issuance of shares of BANC Common Stock in connection with the Merger as contemplated by the Merger Agreement, and (z) appointing two members of the PMB board of directors to the Banc of California board of directors effective upon the closing of the Merger.

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Completion of the Merger is subject to certain customary conditions, including (i) approval by PMB’s shareholders, (ii) approval by Banc of California’s shareholders, (iii) the absence of any governmental order or law prohibiting the consummation of the Merger, and (iv) effectiveness of the registration statement for the BANC Common Stock to be issued as consideration in the Merger. The obligation of each party to consummate the Merger is also conditioned upon (a) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (b) performance in all material respects by the other party of its obligations under the Merger Agreement, (c) receipt by each party of a tax opinion to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and (d) the absence of a material adverse effect with respect to the other party since the date of the Merger Agreement. The obligation of Banc of California to consummate the Merger is also conditioned upon (w) the sum of the adjusted shareholders’ equity of PMB and PMB’s allowance for loan losses being in excess of a specified level as of the date specified in the Merger Agreement, and (x) the receipt of required regulatory approvals and such approvals not containing materially burdensome regulatory conditions. The obligation of PMB to consummate the Merger is also conditioned upon the receipt of certain required regulatory approvals.

The Merger Agreement contains certain termination rights for both Banc of California and PMB, including if (i) the Merger is not consummated by December 31, 2021 (as it may be extended to March 31, 2022 under certain circumstances, the “End Date”), (ii) the required regulatory approvals are not obtained, (iii) the approval of Banc of California’s or PMB’s shareholders is not obtained, or (iv) there has been a breach by the other party that is not cured such that the applicable closing conditions are not satisfied. In addition, in certain circumstances, Banc of California may terminate the Merger Agreement prior to PMB’s shareholder approval of the Merger in the event that (A) PMB materially breaches its non-solicitation obligations relating to alternative business combination transactions, (B) PMB’s board withdraws or adversely modifies its recommendation to shareholders or fails to affirm its recommendation within the required time period after an acquisition proposal is made or (C) PMB’s board recommends a tender offer or fails to recommend against such tender offer within ten business days after commencement. The Merger Agreement also provides that PMB will be obligated to pay a termination fee of $8.5 million to Banc of California if the Merger Agreement (i) is terminated by Banc of California in the circumstances described in the preceding sentence or (ii) (A) if an acquisition proposal is made to PMB or to its shareholders publicly, (B) the Merger Agreement is terminated for failure to consummate the Merger by the End Date, for failure to obtain the approval of PMB’s shareholders at the PMB shareholder meeting or for failure to obtain the approval of Banc of California’s stockholders at the Banc of California stockholder meeting and, in each case, the approval of PMB’s shareholders has not been obtained and (C) PMB enters into a definitive agreement with respect to or consummates certain acquisition proposals within 12 months of termination of the Merger Agreement.

The Merger Agreement and the above description of the Merger Agreement have been included to provide investors and security holders with information regarding the terms of the Merger Agreement. The Merger Agreement and the above description are not intended to provide any other factual information about Banc of California, PMB, or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made by each contracting party to the other for the purposes of allocating contractual risk between them rather than establishing these matters as facts and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of Banc of California, PMB or any of their respective subsidiaries, affiliates or businesses. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which

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subsequent information may or may not be fully reflected in public disclosures by Banc of California or PMB. Accordingly, investors should read the representations and warranties in the Merger Agreement not in isolation but only in conjunction with the other information about Banc of California or PMB and their respective subsidiaries that the respective companies include in reports, statements and other filings they make with the Securities and Exchange Commission (the “SEC”).

Voting Agreements

Banc of California and PMB also entered into voting agreements with certain shareholders and each of the directors of PMB and Banc of California, respectively. The voting agreements generally (i) require that each member of the PMB board of directors and certain shareholders of PMB agree to vote in favor of the approval of the principal terms of the Merger Agreement and certain related matters as applicable and against alternative transactions and (ii) require that each member of the Banc of California board of directors and certain shareholders of Banc of California agree to vote to approve the Merger and in favor of the issuance of BANC Common Stock in the Merger. The voting agreements will terminate in certain circumstances, including upon the consummation of the Merger or the termination of the Merger Agreement in accordance with its terms.

Non-Solicitation Agreements

Banc of California also entered into non-solicitation agreements with certain executive officers of PMB in connection with the Merger Agreement, pursuant to which such executive officers are subject to certain customary non-solicitation restrictions.

Item 8.01.	Other Events.

On March 22, 2021, Banc of California and PMB issued a joint press release announcing that they had entered into the Merger Agreement, a copy of which is attached hereto as Exhibit 99.3 and incorporated herein by reference. In addition, Banc of California and PMB will be providing supplemental information regarding the Merger in connection with a presentation to investors. The slides to be used in connection with this investor presentation are attached hereto as Exhibit 99.4 and are incorporated herein by reference.

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the “Safe-Harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are necessarily subject to risk and uncertainty and actual results could differ materially from those anticipated due to various factors, including those set forth from time to time in the documents filed or furnished by Banc of California, Inc. and PMB with the SEC. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (i) the possibility that the merger does not close when expected or at all because required regulatory, shareholder or other approvals, financial tests or other conditions to closing are not received or satisfied on a timely basis or at all; (ii) changes in Banc of California’s or PMB’s stock price before closing, including as a result of its financial performance prior to closing, or more generally due to broader stock market movements, and the performance of financial companies and peer group companies; (iii) the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Banc of California and PMB operate; (iv) the ability to promptly and effectively integrate the businesses of Banc of California and PMB; (v) the reaction to the transaction of the companies’ clients, employees and

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counterparties; (vi) diversion of management time on merger-related issues; (vii) lower than expected revenues, credit quality deterioration or a reduction in real estate values or a reduction in net earnings; and (viii) other risks that are described in Banc of California’s and PMB’s public filings with the SEC. You should not place undue reliance on forward-looking statements and Banc of California and PMB undertake no obligation to update any such statements to reflect circumstances or events that occur after the date on which the forward-looking statement is made.

Additional Information About the Merger and Where to Find It

Investors and security holders are urged to carefully review and consider each of Banc of California’s and PMB’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. The documents filed by Banc of California with the SEC may be obtained free of charge at our website at www.bancofcal.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Banc of California by requesting them in writing to Banc of California, Inc., 3 MacArthur Place, Santa Ana, CA 92707; Attention: Investor Relations, by submitting an email request to ir@bancofcal.com or by telephone at (855) 361-2262.

The documents filed by PMB with the SEC may be obtained free of charge at PMB’s website at www.pmbank.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from PMB by requesting them in writing to Pacific Mercantile Bancorp, 949 South Coast Drive, Suite 300, Costa Mesa, CA 92626; Attention: Investor Relations, or by telephone at 714-438-2500.

Banc of California intends to file a registration statement with the SEC, which will include a joint proxy statement of Banc of California and PMB and a prospectus of Banc of California, and each party will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of Banc of California and PMB are urged to carefully read the entire registration statement and joint proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. A definitive joint proxy statement/prospectus will be sent to the shareholders of Banc of California and PMB seeking any required shareholder approvals. Investors and security holders will be able to obtain the registration statement and the joint proxy statement/prospectus free of charge from the SEC’s website or from Banc of California or PMB by writing to the addresses provided for each company set forth in the paragraphs above.

Banc of California, PMB, their directors, executive officers and certain other persons may be deemed to be participants in the solicitation of proxies from Banc of California and PMB shareholders in favor of the approval of the transaction. Information about the directors and executive officers of Banc of California and their ownership of Banc of California common stock is set forth in the proxy statement for Banc of California’s 2020 annual meeting of stockholders, as previously filed with the SEC. Information about the directors and executive officers of PMB and their ownership of PMB common stock is set forth in the proxy statement for PMB’s 2020 annual meeting of shareholders, as previously filed with the SEC. Shareholders may obtain additional information regarding the interests of such participants by reading the registration statement and the joint proxy statement/prospectus when they become available.

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Item 9.01.	Financial Statements and Exhibits

(d) Exhibits

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated March 22, 2021, between Banc of California and PMB.*

99.1	Form of Voting Agreement, dated March 22, 2021, between Banc of California and certain shareholders of PMB.

99.2	Form of Non-Solicitation Agreement, dated March 22, 2021, between Banc of California and certain executive officers of PMB.

99.3	Joint Press Release, dated March 22, 2021.

99.4	Investor Presentation, dated March 22, 2021.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Schedules and exhibits omitted pursuant to Item 601(a)(5) of Regulation S-K. Banc of California agrees to furnish a copy of any omitted schedule or exhibit to the SEC upon request.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BANC OF CALIFORNIA, INC.

Date: March 22, 2021	By:	/s/ Ido Dotan
Ido Dotan
Executive Vice President, General Counsel and Corporate Secretary

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Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

dated as of March 22, 2021

by and between

BANC OF CALIFORNIA, INC.

and

PACIFIC MERCANTILE BANCORP

TABLE OF CONTENTS

		Page
RECITALS

ARTICLE 1
CERTAIN DEFINITIONS

1.01	Certain Definitions	2

ARTICLE 2
THE MERGER

2.01	The Merger	12
2.02	Closing; Effective Time	13

ARTICLE 3
CONSIDERATION; EXCHANGE PROCEDURES

3.01	Effect on Capital Stock	13
3.02	Rights as Shareholders; Stock Transfers	14
3.03	Exchange Procedures	14
3.04	Treatment of Equity Awards	17

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.01	Disclosure Schedules; Standards	18
4.02	Representations and Warranties of the Company	19
4.03	Representations and Warranties of Parent	38

ARTICLE 5
COVENANTS

5.01	Interim Operations	45
5.02	Parent Forbearance	49
5.03	Reasonable Best Efforts	50
5.04	Company Shareholder Approval	50
5.05	Parent Stockholder Approval	51
5.06	Registration Statement; Joint Proxy Statement; Change of Recommendation	51
5.07	Access; Information	53
5.08	Acquisition Proposals	54
5.09	Certain Policies	55
5.10	Regulatory Applications	55
5.11	Indemnification; Director’s and Officer’s Insurance	56
5.12	Benefit Plans	57

-i-

5.13	Notification of Certain Matters	59
5.14	Third-Party Agreements	59
5.15	Closing Financial Statements	60
5.16	NASDAQ and NYSE Matters	61
5.17	Section 16 Matters	61
5.18	Takeover Statute	62
5.19	Bank Merger	62
5.20	Trust Preferred Securities	62
5.21	Parent’s Board of Directors	62
5.22	Tax Matters	62

ARTICLE 6
CONDITIONS TO CONSUMMATION OF THE MERGER

6.01	Conditions to Each Party’s Obligation to Effect the Merger	63
6.02	Conditions to Obligation of the Company	63
6.03	Conditions to Obligation of Parent	64

ARTICLE 7
TERMINATION

7.01	Termination	66
7.02	Effect of Termination and Abandonment	67

ARTICLE 8
MISCELLANEOUS

8.01	Survival	68
8.02	Waiver; Amendment	68
8.03	Counterparts	68
8.04	Governing Law and Venue	68
8.05	Waiver of Jury Trial	69
8.06	Expenses	69
8.07	Notices	69
8.08	Entire Understanding; No Third Party Beneficiaries	70
8.09	Effect	71
8.10	Severability	71
8.11	Enforcement of the Agreement	71
8.12	Interpretation	71
8.13	Assignment	71

Exhibit A	Form Voting Agreement
Exhibit B	Form Non-Solicitation Agreement

Company Disclosure Schedule

Parent Disclosure Schedule

-ii-

AGREEMENT AND PLAN OF MERGER, dated as of March 22, 2021 (this “Agreement”), by and between Banc of California, Inc., a Maryland corporation (“Parent”), and Pacific Mercantile Bancorp, a California corporation (the “Company”) (collectively hereinafter referred to as the “Parties”).

RECITALS

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the Maryland General Corporation Law (the “MGCL”) and the California General Corporation Law (the “CGCL”), the Company will merge with and into Parent (the “Merger”), with Parent as the surviving corporation in the Merger (sometimes referred to in such capacity as the “Surviving Corporation”);

WHEREAS, the respective boards of directors of each of Parent and the Company have determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of their respective companies and their respective stockholders, as applicable, and have approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, all upon the terms and subject to the conditions set forth herein;

WHEREAS, promptly after the Merger, Pacific Mercantile Bank, a California state-chartered bank and a wholly-owned subsidiary of the Company (“PM Bank”), will merge with and into Banc of California, National Association, a national association (“BoC Bank”), with BoC Bank as the surviving bank (the “Bank Merger”);

WHEREAS, for United States federal income tax purposes (and, where applicable, state and local income tax purposes), the Parties intend that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and for this Agreement to constitute a “plan of reorganization” within the meaning of Section 1.368-2(g) of the Treasury Regulations;

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement to each Party’s willingness to enter into this Agreement, each member of the board of directors of each of Parent and the Company and certain shareholders of each of Parent and the Company have simultaneously herewith entered into a Voting Agreement (each a “Voting Agreement” and collectively, the “Voting Agreements”) in connection with the Merger, in the form of Exhibit A hereto;

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement to Parent’s willingness to enter into this Agreement, certain executive officers of the Company are entering into a non-solicitation agreement with Parent, in the form of Exhibit B hereto; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, the Parties hereto hereby agree as follows:

ARTICLE 1

CERTAIN DEFINITIONS

1.01 Certain Definitions. The following terms are used in this Agreement with the meanings set forth below:

“Acquisition Proposal” means (A) any proposal, offer or inquiry with respect to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination or similar transaction involving the Company or any of its Subsidiaries that if consummated, would result in any Person (or the stockholders of any Person) owning 15% or more of the total voting power of the Company or the surviving entity in a merger involving such party or the resulting parent company of such surviving entity and (B) any proposal or offer to acquire in any manner, directly or indirectly, 15% or more of the total voting power of any class of equity securities of the Company or those of any of its Subsidiaries or 15% or more of the Company’s consolidated total assets (including equity securities of its Subsidiaries), in each case other than the transactions contemplated by this Agreement.

“Adjusted Shareholders’ Equity” has the meaning set forth in Section 6.03(d).

“Advisors” has the meaning set forth in Section 6.03(d).

“Affiliate” means, as to any Person, any other Person which, directly or indirectly, is in control of, is controlled by or is under common control with such Person. For purposes of this definition, “control” of a Person shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” means this Agreement, as amended or modified from time to time in accordance with Section 8.02.

“ALLL” has the meaning set forth in Section 4.02(u).

“Alternative Acquisition Agreement” has the meaning set forth in Section 5.06(c)(i)(B).

“Anti-Bribery and Anti-Corruption Laws” means the FCPA and all other applicable anti-bribery and anti-corruption Laws.

“Articles of Merger” has the meaning set forth in Section 2.02.

“Bank Merger” has the meaning set forth in the Recitals to this Agreement.

“Bank Merger Certificates” has the meaning set forth in Section 5.19.

“Bank Secrecy Act” means the Currency and Foreign Transaction Reporting Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act and their implementing regulations.

“Bankruptcy and Equity Exception” has the meaning set forth in Section 4.02(e).

“Benefit Plans” has the meaning set forth in Section 4.02(m).

“BoC Bank” has the meaning set forth in the Recitals to this Agreement.

“Book-Entry Share” has the meaning set forth in Section 3.01(a).

“Business Day” means Monday through Friday of each week, except a legal holiday recognized as such by the United States federal government or any day on which banking institutions in the State of California are authorized or obligated to close.

“CA Agreement of Merger” has the meaning set forth in Section 2.02.

“California Secretary” means the Secretary of State of the State of California.

“CDFPI” means the California Department of Financial Protection & Innovation. “Certificate” has the meaning set forth in Section 3.01(a).

“CFC” means the California Financial Code.

“CGCL” has the meaning set forth in the Recitals to this Agreement.

“Claim” has the meaning set forth in Section 5.11(a).“Closing” has the meaning set forth in Section 2.02.

“Closing Date” has the meaning set forth in Section 2.02.

“Closing Financial Statements” has the meaning set forth in Section 5.15.

“Code” means the Internal Revenue Code of 1986, as amended.

“Community Reinvestment Act” means the Community Reinvestment Act of 1977, as amended.

“Company” has the meaning set forth in the Preamble of this Agreement.

“Company 401(k) Plan” has the meaning set forth in Section 5.12(d).

“Company Applicable Date” has the meaning set forth in Section 4.02(g).

“Company Board” means the board of directors of the Company.

“Company Board Recommendation” has the meaning set forth in Section 5.04.

“Company Bylaws” means the bylaws of the Company, as amended.

“Company Change of Recommendation” has the meaning set forth in Section 5.06(c)(i)(A).

“Company Charter” means the articles of incorporation of the Company, as amended.

“Company Common Stock” means the common stock, no par value per share, of the Company.

“Company Disclosure Schedule” has the meaning set forth in Section 4.01(a).

“Company Equity Awards” has the meaning set forth in Section 3.04(c).

“Company Loan Property” has the meaning set forth in Section 4.02(o).

“Company Material Adverse Effect” means any effect, circumstance, occurrence or change that is material and adverse to the business, assets or deposit liabilities, properties, operations, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole, or that materially impairs the ability of the Company to consummate the Merger and the transactions contemplated hereby on a timely basis; provided, however, that none of the following effects, circumstances, occurrences or changes shall be considered when determining if a Company Material Adverse Effect has occurred: (A) any change in Law or GAAP or interpretations thereof (except to the extent that, with respect to this clause (A), such effect, circumstance, occurrence or change disproportionately adversely affects the Company and its Subsidiaries compared to other companies of similar size operating in the commercial banking industry in which the Company operates, in which case only the disproportionate effect will be taken into account); (B) effects resulting from worsening of geopolitical conditions in the United States or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States or any other country in which the Company and any of its Subsidiaries conduct material operations; (C) any change in market price or trading volume of Company Common Stock (except to the extent that, with respect to this clause (C), the facts or circumstances giving rise or contributing to such change may be deemed to constitute, or be taken into account in determining whether there has been, a Company Material Adverse Effect, except to the extent such facts or circumstances are themselves excepted from the definition of Company Material Adverse Effect pursuant to any other clause of this definition); (D) any action taken by the Company with Parent’s express written consent or any action taken by the Company that the Company was expressly required to take pursuant to the terms of this Agreement; (E) any failure, in and of itself, by the Company to meet internal or other estimates, predictions, projections or forecasts of revenue, net income or any other measure of financial performance (except to the extent that, with respect to this clause (E), the facts or circumstances giving rise or contributing to failure to meet estimates or projections may be deemed to constitute, or be taken into account in determining whether there has been, a Company Material Adverse Effect, except to the extent such facts or circumstances are themselves excepted from the definition of Company Material Adverse Effect pursuant to any other clause of this definition); (F) changes in economic conditions affecting commercial banks generally (except to the extent that with respect to this clause (F), such change in economic condition disproportionately adversely affects the Company and its Subsidiaries, compared to other companies in California of similar size operating in the commercial banking industry in which the Company operates, in which case only the disproportionate effect will be taken into account); (G) for purposes of the condition set forth in Section 6.03(e), those matters disclosed in the Company Disclosure Schedule consistent with the standard set forth in Section 4.01(a) and based on the information on those matters provided on or prior to the date hereof (for the avoidance of doubt, except to the extent of any adverse developments with respect to such matters that arise after the date hereof); or (H) changes in relationships with customers or employees of the Company and its Subsidiaries that were primarily the result of the announcement or public disclosure of this Agreement and the transactions contemplated hereby.

“Company Meeting” has the meaning set forth in Section 5.04.

“Company Non-Voting Common Stock” means the non-voting common stock, no par value per share, of the Company.

“Company Option” has the meaning set forth in Section 3.04(a).

“Company Restricted Share” has the meaning set forth in Section 3.04(b)

“Company RSU” has the meaning set forth in Section 3.04(c).

“Company SEC Reports” has the meaning set forth in Section 4.02(g).

“Company Shareholder Approval” means the approval of the principal terms of this Agreement by the affirmative vote or requisite consent of a majority of the outstanding shares of Company Common Stock entitled to vote thereon at the Company Meeting.

“Company Stock Plans” has the meaning set forth in Section 3.04(a).

“Confidentiality Agreement” has the meaning set forth in Section 5.07(c).

“Continuing Employees” has the meaning set forth in Section 5.12(a).

“Contract” or “Contracts” has the meaning set forth in Section 4.02(f)(ii).

“Criticized Loans” has the meaning set forth in Section 4.02(t)(v).

“Deposit Insurance Fund” means the Deposit Insurance Fund administered by the FDIC.

“Effective Time” has the meaning set forth in Section 2.02.

“End Date” has the meaning set forth in Section 7.01(b).

“Environmental Laws” means any federal, state or local Law, regulation, order, decree, permit, authorization, opinion, common Law or agency requirement relating to: (i) the protection, investigation or restoration of the environment, health, safety, or natural resources, (ii) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance or (iii) noise, odor, wetlands, employee exposure, indoor air, pollution, contamination or any injury or threat of injury to persons or property in connection with any Hazardous Substance.

“Equal Credit Opportunity Act” means the Equal Credit Opportunity Act (15 U.S.C. Section 1691 et seq.), as amended.

“Equity Award Cashout Price” has the meaning set forth in Section 3.04(a).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” has the meaning set forth in Section 4.02(m)(iv).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Agent” has the meaning set forth in Section 3.03(a).

“Exchange Fund” has the meaning set forth in Section 3.03(a).

“Exchange Ratio” has the meaning set forth in Section 3.01(a).

“Excluded Shares” has the meaning set forth in Section 3.01(c).

“Fair Housing Act” means the Fair Housing Act (420 U.S.C. Section 3601 et seq.), as amended.

“FCPA” means the Foreign Corrupt Practices Act of 1977 (15 U.S.C. §78dd-1 et seq.), as amended.

“FDIC” means the Federal Deposit Insurance Corporation.

“Federal Reserve Act” means the Federal Reserve Act of 1913, as amended.

“Federal Reserve Board” means the Board of Governors of the Federal Reserve System.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any federal, state or local court, tribunal, arbitral, governmental, administrative or regulatory authority (including any Regulatory Authorities), agency, commission, body or other governmental entity or instrumentality.

“Hazardous Substance” means any substance in any concentration that is: (i) listed, classified or regulated pursuant to any Environmental Law, (ii) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials or radon or (iii) any other substance which has been, is or may be the subject of regulatory action by any Governmental Authority in connection with any Environmental Law.

“Home Mortgage Disclosure Act” means the Home Mortgage Disclosure Act (12 U.S.C. Section 2801 et seq.), as amended.

“Indemnified Party” or “Indemnified Parties” has the meaning set forth in Section 5.11(a).

“Intellectual Property Rights” has the meaning set forth in Section 4.02(y)(ii).

“IRS” has the meaning set forth in Section 4.02(m)(i).

“Knowledge” means the actual knowledge, after reasonable inquiry under the circumstances, of the persons set forth in Section 1.02 of the Company Disclosure Schedule or Section 1.01 of the Parent Disclosure Schedule.

“Law” means any federal, state, local or foreign law, statute, ordinance, rule, regulation, judgment, order, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Authority.

“Lien” means any charge, mortgage, pledge, security interest, restriction, claim, lien, equity, encumbrance or any other encumbrance or exception to title of any kind.

“Loan” has the meaning set forth in Section 4.02(t)(i).

“Material Contract” has the meaning set forth in Section 4.02(k).

“Materially Burdensome Regulatory Condition” has the meaning set forth in Section 5.10(a).

“Merger” has the meaning set forth in the Recitals to this Agreement.

“Merger Consideration” has the meaning set forth in Section 3.01(a).

“MGCL” has the meaning set forth in the Recitals to this Agreement.

“Multiemployer Plan” has the meaning set forth in Section 4.02(m)(v).

“Multiple Employer Plan” has the meaning set forth in Section 4.02(m)(v).

“NASDAQ” means the NASDAQ Global Select Market.

“NYSE” means the New York Stock Exchange.

“OCC” means the Office of the Comptroller of the Currency.

“OFAC” means the Office of Foreign Assets Control of the U.S. Department of the Treasury.

“Option Consideration” has the meaning set forth in Section 3.04(a).

“Order” has the meaning set forth in Section 6.01(b).

“Parent” has the meaning set forth in the Preamble to this Agreement.

“Parent Average Closing Price” means the volume weighted average price of shares of Parent Common Stock quoted on the NYSE on each of the last twenty (20) trading days ending on the day which is the fifth trading date immediately preceding the date that the Effective Time occurs.

“Parent Award” means a right of any kind, contingent or accrued, to acquire or receive shares of Parent Common Stock or benefits measured by the value of shares of Parent Common Stock, and each award of any kind consisting of shares of Parent Common Stock that may be held, awarded, outstanding, payable or reserved for issuance under the Parent Stock Plans, other than Parent Stock Options.

“Parent Board” means the board of directors of Parent.

“Parent Board Recommendation” has the meaning set forth in Section 5.05.

“Parent Bylaws” means the bylaws of Parent, as amended.

“Parent Change of Recommendation” has the meaning set forth in Section 5.06(d).

“Parent Charter” means the charter of Parent, as amended.

“Parent Common Stock” means the common stock, par value $0.01 per share, of Parent.

“Parent Disclosure Schedule” has the meaning set forth in Section 4.01(a).

“Parent Material Adverse Effect” means any effect, circumstance, occurrence or change that is material and adverse to the business, assets or deposit liabilities, properties, operations, results of operations or condition (financial or otherwise) of Parent and its Subsidiaries, taken as a whole, or that materially impairs the ability of Parent to consummate the Merger and the transactions contemplated hereby on a timely basis;

provided, however, that none of the following effects, circumstances, occurrences or changes shall be considered when determining if a Parent Material Adverse Effect has occurred: (A) any change in Law or GAAP or interpretations thereof (except to the extent that, with respect to this clause (A), such effect, circumstance, occurrence or change disproportionately adversely affects Parent and its Subsidiaries compared to other companies of similar size operating in the commercial banking industry in which Parent operates, in which case only the disproportionate effect will be taken into account); (B) effects resulting from worsening of geopolitical conditions in the United States or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States or any other country in which Parent and any of its respective Subsidiaries conduct material operations; (C) any change in market price or trading volume of Parent Common Stock (except to the extent that, with respect to this clause (C), the facts or circumstances giving rise or contributing to such change may be deemed to constitute, or be taken into account in determining whether there has been, a Parent Material Adverse Effect, except to the extent such facts or circumstances are themselves excepted from the definition of Parent Material Adverse Effect pursuant to any other clause of this definition); (D) any action taken by Parent with the Company’s express written consent or any action taken by Parent that Parent was expressly required to take pursuant to the terms of this Agreement; (E) any failure, in and of itself, by Parent to meet internal or other estimates, predictions, projections or forecasts of revenue, net income or any other measure of financial performance (except to the extent that, with respect to this clause (E), the facts or circumstances giving rise or contributing to failure to meet estimates or projections may be deemed to constitute, or be taken into account in determining whether there has been, a Parent Material Adverse Effect, except to the extent such facts or circumstances are themselves excepted from the definition of Parent Material Adverse Effect pursuant to any other clause of this definition); (F) changes in economic conditions affecting commercial banks generally (except to the extent that with respect to this clause (F), such change in economic condition disproportionately adversely affects Parent and its Subsidiaries, as the case may be, compared to other companies of similar size operating in the commercial banking industry in which Parent operates, in which case only the disproportionate effect will be taken into account); (G) for the purposes of Section 6.02(d), those matters disclosed in the Parent Disclosure Schedule consistent with the standard set forth in Section 4.01(a) and based on the information on those matters provided on or prior to the date hereof (for the avoidance of doubt, except to the extent of any adverse developments with respect to such matters that arise after the date hereof); or (H) changes in relationships with customers or employees of Parent and its Subsidiaries that were primarily the result of the announcement or public disclosure of this Agreement and the transactions contemplated hereby.

“Parent Meeting” has the meaning set forth in Section 5.03(b).

“Parent Non-Voting Common Stock” means the Class B non-voting, non-convertible common stock, par value $0.01 per share, of Parent.

“Parent Preferred Stock” means the preferred stock, par value $0.01 per share, of Parent.

“Parent RSU” means each restricted stock unit representing the right to receive Parent Common Stock under the Parent Stock Plans or otherwise.

“Parent Reports” has the meaning set forth in Section 4.03(f)(i).

“Parent Stock Options” means issued and outstanding options to acquire Parent Common Stock which were granted under the Parent Stock Plan.

“Parent Stock Plans” means Parent’s 2013 Omnibus Stock Incentive Plan and Parent’s 2018 Omnibus Stock Incentive Plan.

“Parent Stockholder Approval” means (1) the approval of the Merger by a vote of the majority of the outstanding shares of Parent Common Stock entitled to vote thereon and (2) the approval of the issuance of shares of Parent Common Stock in connection with the Merger as contemplated by this Agreement by a vote of the majority of votes cast at the Parent Meeting entitled to vote thereon.

“Parties” has the meaning set forth in the Preamble to this Agreement.

“Payroll Processor” has the meaning set forth in Section 3.04(a).

“Person” means any individual, bank, corporation (including not-for-profit), joint-stock company, general or limited partnership, limited liability company, joint venture, estate, business trust, trust, association, organization, Governmental Authority or other entity of any kind or nature.

“PM Bank” has the meaning set forth in the Recitals to this Agreement.

“Professional Fees” has the meaning set forth in Section 6.03(d).

“Prospectus/Proxy Statement” has the meaning set forth in Section 5.06(a).

“Qualified Plans” has the meaning set forth in Section 4.02(m)(iii).

“Registration Statement” has the meaning set forth in Section 5.06(a).

“Regulatory Agreement” has the meaning set forth in Section 4.02(i)(i).

“Regulatory Authorities” has the meaning set forth in Section 4.02(i)(i).

“Rights” means, with respect to any Person, the stock options, stock appreciation rights, warrants and any other securities or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, or any options, calls or commitments relating to, or other instrument the value of which is determined in whole or in part by reference to the market price or value of, any shares of capital stock or any other property or assets of such Person.

“Sarbanes-Oxley Act” has the meaning set forth in Section 4.02(g)(i), as amended, and the rules and regulations promulgated thereunder.

“SDAT” means the State Department of Assessments and Taxation of Maryland.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Share” and “Shares” has the meaning set forth in Section 3.01(a).

“Shareholders’ Equity Measuring Date” has the meaning set forth in Section 6.03(d).

“Subsidiary” means, as to any Person, a corporation, limited liability company, partnership or other entity of which shares of stock or other ownership interests having ordinary voting power (other than stock or such other ownership interests having such power only by reason of the happening of a contingency) to elect a majority of the board of directors or other managers of such corporation, limited liability company, partnership or other entity are at the time owned, or the management of which is otherwise controlled, directly or indirectly through one or more intermediaries, or both, by such Person.

“Superior Proposal” means an unsolicited bona fide Acquisition Proposal (provided that for purposes of the definition of “Superior Proposal” the references to “15%” in the definition of “Acquisition Proposal” shall instead refer to “50%”) that the Company’s board of directors has determined in its good faith judgment is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of the proposal and the Person making the proposal, and if consummated, would result in a transaction more favorable to the holders of Company Common Stock from a financial point of view than the transaction contemplated by this Agreement (after taking into account any revisions to the terms of the transaction contemplated by Section 5.05(c) of this Agreement and the time likely to be required to consummate such Acquisition Proposal).

“Surviving Corporation” has the meaning set forth in the Recitals to this Agreement.

“Takeover Statute” has the meaning set forth in Section 4.02(z).

“Tax” (including, with correlative meanings, the terms “Taxes” and “Taxable”) means whether disputed or not (i) any and all U.S. federal, state, local and foreign taxes, charges, fees, customs, duties, levies or other assessments, however denominated, including all net income, gross income, profits, gains, gross receipts, sales, use, value added, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, environmental, unclaimed property, unemployment, capital stock or any other taxes, charges, fees, customs, duties, levies or other assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions; (ii) any liability for the payment of any amounts of the type described in (i) above as a result of being a member of an affiliated, consolidated, combined, unitary or similar group (including any arrangement for group or consortium relief or similar arrangement) for any period, and (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) above as a result of any express or implied obligation to indemnify any other Person or as a result of any obligation under any agreement or arrangement with any other Person with respect to such amounts and including any liability for Taxes of a predecessor or transferor, or by Contract (other than a Contract entered into in the ordinary course of business the primary purpose of which is not related to Taxes).

“Tax Returns” means any return, amended return or other report (including elections, declarations, forms, disclosures, schedules, estimates and information returns) required to be filed with any taxing authority with respect to any Taxes including any documentation required to be filed with any taxing authority or to be retained in respect of information reporting requirements imposed by the Code or any similar foreign, state or local Law.

“Termination Fee” has the meaning set forth in Section 7.02(b)(i).

“Third-Party Intellectual Property Rights” has the meaning set forth in Section 4.02(y)(ii).

“Treasury Regulations” means the final and temporary regulations promulgated under the Code by the United States Department of the Treasury.

“USA PATRIOT Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as amended (Pub. L. No. 107-56).

“Volcker Rule” means 12 U.S.C. § 1851 and the regulations promulgated by the Federal Reserve Board, the OCC and the SEC in connection therewith.

“Voting Agreements” has the meaning set forth in the Recitals to this Agreement.

ARTICLE 2

THE MERGER

2.01 The Merger.

(a) The Combination. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, the Company shall merge with and into Parent and the separate corporate existence of the Company shall cease. Parent shall be the Surviving Corporation in the Merger, and shall continue to exist as a Maryland corporation with all its rights, privileges, immunities, powers and franchises continuing unaffected by the Merger.

(b) Charter and Bylaws. The Charter and Bylaws of Parent as in effect immediately prior to the Effective Time shall be those of the Surviving Corporation. The directors and officers of Parent immediately prior to the Effective Time, together with the two (2) additional directors appointed pursuant to Section 5.21, shall be the directors and officers of the Surviving Corporation, until such time as their successors shall be duly elected and qualified.

(c) Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in § 3-114 of the MGCL and § 1107 of the CGCL, including any regulations or rules promulgated thereunder. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers and franchises of the Company and Parent shall vest in the Surviving Corporation and the Surviving Corporation shall succeed thereto, and all debts, liabilities, obligations, restrictions, disabilities and duties of the Company and Parent shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

2.02 Closing; Effective Time. The closing of the Merger (the “Closing”) shall take place remotely by mutual exchange of documents and signatures (or their electronic counterparts) at such time as the Company and Parent shall agree, on the date when the Effective Time is to occur (the “Closing Date”). Subject to the terms and conditions of this Agreement, the Parties shall cause (a) an Agreement of Merger (the “CA Agreement of Merger”) to be filed with the California Secretary and (b) Articles of Merger (the “Articles of Merger”) to be filed with the SDAT. Subject to the satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the consummation of the Merger, but subject to the fulfillment or waiver of those conditions), the Parties shall cause the Effective Time to occur no later than the third Business Day after such satisfaction or waiver (except as the Parties may otherwise agree to in writing). The Merger provided for herein shall become effective at the time the Articles of Merger are accepted for record by the SDAT, or such later time (not to exceed 30 days after the Articles of Merger are accepted for record by the SDAT) as may be agreed by the Parties and specified in the Articles of Merger and the CA Agreement of Merger (the time the Merger becomes effective being the “Effective Time”).

ARTICLE 3

CONSIDERATION; EXCHANGE PROCEDURES

3.01 Effect on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of any Person:

(a) Outstanding Company Common Stock. Each share of Company Common Stock and Company Non-Voting Common Stock (each, a “Share” and, collectively, “Shares”), excluding Excluded Shares, issued and outstanding immediately prior to the Effective Time, shall become and be converted into the right to receive 0.50 of a share (the “Exchange Ratio”) of Parent Common Stock (the “Merger Consideration”), without interest thereon. At the Effective Time, all Shares (other than Excluded Shares) shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate that immediately prior to the Effective Time represented any Shares (a “Certificate”) and each holder of a Share not represented by a Certificate (a “Book-Entry Share”), other than any Excluded Shares, shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration plus any dividends or distributions to which the holder thereof has the right to receive pursuant to Section 3.03(c) as well as any cash in lieu of fractional shares which such holder has the right to receive pursuant to Section 3.03(d).

(b) Outstanding Parent Stock. Each share of Parent Common Stock, issued and outstanding immediately prior to the Effective Time, shall remain issued and outstanding and shall not be affected by the Merger.

(c) Cancellation of Excluded Shares. Any shares of Company Common Stock held by Parent or any direct or indirect wholly-owned Subsidiary of Parent or by the Company or any direct or indirect wholly-owned Subsidiary of the Company, other than those held in a fiduciary capacity or as a result of debts previously contracted (“Excluded Shares”) shall be cancelled and retired and shall cease to exist at the Effective Time and no consideration shall be issued in exchange therefor.

3.02 Rights as Shareholders; Stock Transfers. At the Effective Time, holders of Company Common Stock shall cease to be, and shall have no rights as, shareholders of the Company other than to receive the Merger Consideration (together with any dividends or distributions with respect thereto and cash in lieu of fractional shares issued in consideration therefor). After the Effective Time, there shall be no transfers on the stock transfer books of the Company or the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time.

3.03 Exchange Procedures.

(a) Exchange Agent. Immediately prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with an exchange agent selected by Parent with the Company’s prior approval (such approval not to be unreasonably withheld or delayed) (the “Exchange Agent”), for the benefit of the holders of Shares (in each case, other than holders of Excluded Shares), an amount in cash equal to any cash due in lieu of fractional shares pursuant to Section 3.03(d) and certificates or, at Parent’s option, evidence of shares in book-entry form representing the shares of Parent Common Stock in exchange for Shares outstanding immediately prior to the Effective Time, deliverable upon due surrender of the Certificates (or affidavits of loss in lieu thereof as provided in Section 3.03(f)) or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the transmittal materials, pursuant to the provisions of this Article III, and after the Effective Time, if applicable, any dividends or other distributions with respect to shares of Parent Common Stock (such amount in cash and certificates for shares of Parent Common Stock being hereinafter referred to as the “Exchange Fund”). The Company shall notify Parent in writing prior to the Effective Time of the number of Shares and Excluded Shares outstanding immediately prior to the Effective Time, and shall cause the Company’s transfer agent to deliver to the Exchange Agent on or prior to the Closing Date a list of the holders of Company Common Stock in a format that is reasonably acceptable to the Exchange Agent and otherwise reasonably cooperate with the Exchange Agent.

(b) Exchange Procedures. Promptly after the Effective Time (and in any event within five (5) Business Days thereafter), the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record of Shares (other than holders of Excluded Shares) notice advising such holders of the effectiveness of the Merger, including appropriate transmittal materials specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof, as provided in Section 3.03(f)) and instructions for surrendering the Certificates (or affidavits of loss in lieu thereof) to the Exchange Agent (such materials and instructions to include customary provisions with respect to delivery of an “agent’s message” with respect to Book-Entry Shares and to be in such form and have such provisions as Parent and the Company may reasonably agree). Upon the surrender of a Certificate (or affidavits of loss in lieu thereof as provided in Section 3.03(f)) or Book-Entry Shares to the Exchange Agent in accordance with the terms of such transmittal materials, the holder of such Certificate or Book-Entry Shares shall be entitled to receive in exchange therefor (x) a certificate (or evidence of shares in book-entry form, as applicable) representing that number of whole shares of Parent Common Stock that such holder is entitled to receive pursuant to this Article III and (y) a check in the amount (after giving effect to any required Tax withholdings as provided in Section 3.03(g)) equal to (A) any cash in lieu of fractional shares plus (B) any unpaid non-stock dividends and any other dividends or other distributions that such holder has the right to receive pursuant to the provisions of this Article III, and the Certificate or Book-Entry Shares so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates or Book-Entry Shares. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, a certificate representing the proper number of shares of Parent Common Stock, together with a check for any cash to be paid upon due surrender of the Certificate, may be issued and/or paid to such a transferee if the Exchange Agent is presented with the Certificate formerly representing such Shares and/or all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable.

(c) Distributions with Respect to Unexchanged Shares; Voting. All shares of Parent Common Stock to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time, and if a dividend or other distribution is declared by Parent in respect of the Parent Common Stock, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares issuable pursuant to this Agreement. No dividends or other distributions in respect of the Parent Common Stock shall be paid to any holder of any unsurrendered Certificate or Book-Entry Shares until such Certificate (or affidavit of loss in lieu thereof as provided in Section 3.03(f)) or Book-Entry Shares are surrendered for exchange in accordance with this Article III. Subject to the effect of applicable Laws, following surrender of any such Certificate (or affidavit of loss in lieu thereof as provided in Section 3.03(f)) or Book-Entry Shares, there shall be issued and/or paid to the holder of a certificate or evidence of shares in book-entry form, as applicable, representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (A) at the time of such surrender, the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of Parent Common Stock and not paid and (B) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of Parent Common Stock with a record date after the Effective Time but with a payment date subsequent to surrender.

(d) Fractional Shares. Notwithstanding any other provision of this Agreement, no fractional shares of Parent Common Stock will be issued and any holder of Shares entitled to receive a fractional share of Parent Common Stock but for this Section 3.03(d) shall be entitled to receive a cash payment in lieu thereof (rounded to the nearest cent), which payment shall be determined by multiplying (i) the Parent Average Closing Price by (ii) the fraction of the share (rounded to the nearest thousandth when expressed in decimal form) of Parent Common Stock which such holder would otherwise be entitled to receive pursuant to Section 3.01(a).

(e) Termination of Exchange Fund. The Exchange Fund shall be administered by the Exchange Agent until such time as any unclaimed portion thereof is delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. None of the Surviving Corporation, Parent, the Exchange Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. (f) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Parent Common Stock and any cash, unpaid dividends or other distributions that would be payable or deliverable in respect thereof pursuant to this Agreement had such lost, stolen or destroyed Certificate been surrendered.

(g) Withholding Rights. Each of Parent and the Surviving Corporation shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of Shares such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable state, local or foreign Tax Law. To the extent that amounts are so withheld by the Surviving Corporation or Parent, as the case may be, such withheld amounts (i) shall be remitted by Parent or the Surviving Corporation to the applicable Governmental Authority, and (ii) shall be treated for all purposes of this Agreement as having been paid to the holder of Shares in respect of which such deduction and withholding was made by the Surviving Corporation or Parent, as the case may be.

(h) Adjustments. Notwithstanding anything in this Agreement to the contrary, if, between the date of this Agreement and the Effective Time, the issued and outstanding Shares or securities convertible or exchangeable into or exercisable for Shares or the issued and outstanding shares of Parent Common Stock or securities convertible or exchangeable into or exercisable for shares of Parent Common Stock, shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, redenomination, merger, issuer tender or exchange offer, or other similar transaction, then the Exchange Ratio and the Merger Consideration shall be equitably adjusted and as so adjusted shall, from and after the date of such event, be the Exchange Ratio and the Merger Consideration, respectively, for purposes of this Agreement.

3.04 Treatment of Equity Awards.

(a) Treatment of Options. At the Effective Time, each option to purchase shares of Company Common Stock (a “Company Option“) under the Company’s 2010 Equity Incentive Plan or the Company’s 2019 Equity Incentive Plan (the “Company Stock Plans”) outstanding immediately prior to the Effective Time, whether vested or unvested, shall be cancelled and shall only entitle the holder of such Company Option to receive, as soon as administratively practicable after the Effective Time, an amount in cash equal to the product of (i) the total number of Shares subject to such Company Option and (ii) the excess, if any, of (A) the Equity Award Cashout Price over (B) the exercise price per Share under such Company Option, less any applicable Taxes required to be withheld with respect to such payment (such amount, the “Option Consideration”); provided that to the extent reasonably practicable, Parent shall fund the Option Consideration to be paid with respect to Company Options by funding the necessary amounts to the payroll processor of the Company or Parent or any of their respective Affiliates (the “Payroll Processor”) for payment by the Payroll Processor of the Option Consideration to the applicable holders of such Company Options, which payments in all events shall be made on the first regular payroll date of Parent following the Closing Date. For the avoidance of doubt, any Company Option which has an exercise price per share of Company Common Stock that is greater than or equal to the Equity Award Cashout Price shall be cancelled at the Effective Time for no consideration or payment. For purposes of this Agreement, the “Equity Award Cashout Price” shall mean an amount equal to the product of (x) the Parent Average Closing Price and (y) the Exchange Ratio.

(b) Company Restricted Shares. At the Effective Time, any vesting conditions applicable to each outstanding restricted stock award (a “Company Restricted Share”) under the Company Stock Plans, shall, automatically and without any required action on the part of the holder thereof, accelerate in full, shall be cancelled, and shall only entitle the holder of such Company Restricted Shares to receive, on the first regular payroll date of the Company following the Closing Date, an amount in cash equal to the product of (i) the total number of such Company Restricted Shares and (ii) the Equity Award Cashout Price (less applicable Taxes required to be withheld with respect to such vesting, which Tax withholding may, at the election of the holder, be effected by deduction from such cash amount equal to the amount of Taxes to be withheld).

(c) Company RSUs. At the Effective Time, any vesting conditions applicable to each outstanding restricted stock unit (a “Company RSU”) under the Company Stock Plans, shall, automatically and without any required action on the part of the holder thereof, accelerate in full, shall be cancelled, and shall only entitle the holder of such Company RSUs to receive, on the first regular payroll date of the Company following the Closing Date, an amount in cash equal to the product of (i) the total number of such Company RSUs and (ii) the Equity Award Cashout Price (less applicable Taxes required to be withheld with respect to such vesting, which Tax withholding may, at the election of the holder, be effected by deduction from such cash amount equal to the amount of Taxes to be withheld).

(d) Company Actions. At or prior to the Effective Time, the Company, the Company Board and the Human Resources and Compensation Committee of the Company Board, as applicable, shall adopt any resolutions and take any other reasonable actions that are reasonably necessary to effectuate the treatment of the Company Options, Company Restricted Shares and Company RSUs (the “Company Equity Awards”) pursuant to Section 3.04(a) through 3.04(c). The Company shall take all actions that are reasonably necessary to ensure that from and after the Effective Time neither Parent nor the Surviving Corporation will be required to deliver shares of Company Common Stock or Parent Common Stock or other capital stock of the Company or Parent to any Person pursuant to or in settlement of Company Equity Awards.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES

4.01 Disclosure Schedules; Standards.

(a) Disclosure Schedules. On or prior to the date hereof, each of the Company and Parent shall have delivered to the other a schedule (the “Company Disclosure Schedule” and “Parent Disclosure Schedule”, respectively) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or, with respect to the Company Disclosure Schedule, as an exception to one or more representations or warranties contained in Section 4.02 or to one or more covenants contained in Section 5.01 or, with respect to the Parent Disclosure Schedule, as an exception to one or more representations or warranties contained in Section 4.03 (provided that (i) any information set forth in any one section of either the Company Disclosure Schedule or the Parent Disclosure Schedule shall be deemed to apply to each other applicable Section or subsection of such Company Disclosure Schedule or Parent Disclosure Schedule, as applicable, if its relevance to the information called for in such Section or subsection is reasonably apparent on its face and (ii) the mere inclusion of an item in either the Company Disclosure Schedule or the Parent Disclosure Schedule shall not be deemed an admission by such applicable Party that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Company Material Adverse Effect or a Parent Material Adverse Effect, as applicable).

(b) Standards. No representation or warranty of a Party contained in Section 4.02 or 4.03 (other than the representations and warranties in (i) Sections 4.02(b) or 4.03(b), which shall be true and correct with respect to it (except for such failures to be true and correct which are de minimis), (ii) Sections 4.02(d), 4.02(e), 4.02(i), 4.03(c), and 4.03(d), which shall be true and correct in all material respects with respect to it, and (iii) Sections 4.02(g)(viii)(B) and 4.03(f)(iv), which shall be true and correct in all respects with respect to it), shall be deemed untrue or incorrect, and no Party hereto shall be deemed to have breached a representation or warranty, in each case for all purposes hereunder, including the conditions set forth in Section 6.02(a) and 6.03(a) hereof, as a consequence of the existence or absence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with any representation or warranty contained in Sections 4.02 or 4.03, as applicable, has had or is reasonably likely to have a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable; provided, that solely for purposes of determining whether the Company has breached a representation or warranty as of the date hereof (and not for any other purpose, including the conditions set forth in Section 6.03(a)), the representations and warranties made in Section 4.02(h) and Section

4.02(k) shall be true and correct in all material respects with respect to it; provided, further, that for purposes of determining whether a representation or warranty is untrue or incorrect for all purposes hereunder, any qualification or exception for, or reference to, materiality or similar terms in any representation or warranty (other than Section 4.02(g)(viii)(B), the last sentence of Section 4.02(g)(i), Section 4.02(k)(i)(A), Section 4.02(k)(vii), Section 4.02(m)(i), the last sentence of Section 4.03(f)(i)and Section 4.03(f)(iv)) shall be disregarded.

4.02 Representations and Warranties of the Company. Except as (i) set forth in the Company Disclosure Schedule, or (ii) disclosed in any report, schedule, form or other document filed with or furnished to the SEC (including the exhibits and other information incorporated therein) by the Company since December 31, 2018 but prior to the date hereof (excluding any disclosures set forth under the heading “Risk Factors” and in any section relating to forward-looking, safe harbor or similar statements or to any other disclosures in such reports to the extent they are cautionary, predictive, or forward-looking in nature), the Company hereby represents and warrants to Parent:(a) Organization, Standing and Authority. It is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of California, and is a registered bank holding company under the Bank Holding Company Act of 1956, as amended. PM Bank, a subsidiary of the Company, is a California state chartered bank and a member of the Federal Reserve Bank of San Francisco and the Federal Home Loan Bank of San Francisco. Each other Subsidiary of the Company is a corporation, limited liability company or other entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization. PM Bank’s deposits are insured by the FDIC through the Deposit Insurance Fund in the manner and to the fullest extent provided by Law and all premiums and assessments required to be paid in connection therewith have been paid when due. To the Knowledge of the Company, no proceedings for the termination or revocation of the FDIC’s insurance are pending or threatened. The Company and each of its Subsidiaries is licensed or qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership or operation of its assets or properties or conduct of its business requires such qualification. The Company has made available to Parent a complete and correct copy of the Company Charter and the Company Bylaws and the organizational documents of its Subsidiaries, each as amended prior to the date hereof. The Company Charter and the Company Bylaws and such organizational documents made available to Parent are in full force and effect.

(b) Company Capital Stock. The authorized capital stock of the Company consists of 85,000,000 shares of Company Common Stock, of which 22,320,230 shares were issued and outstanding as of the close of business on March 18, 2021; 2,000,000 shares of Company Non-Voting Common Stock, of which 1,467,155 shares were issued and outstanding as of the close of business on March 18, 2021; and 2,000,000 shares of Company Preferred Stock, of which no shares were outstanding as of the close of business on March 18, 2021. As of March 18, 2021, (A) 573,587 shares of Company Common Stock are issuable upon the exercise of outstanding Company Options, (B) 194,247 shares of Company Common Stock are outstanding Company Restricted Shares and (C) 75,000 shares of Company Common Stock are subject to outstanding Company RSUs. Section 4.02(b) of the Company Disclosure Schedule sets forth a correct and complete listing of all outstanding Company Equity Awards as of March 18, 2021 setting forth the number of shares of Company Common Stock subject to each

Company Equity Award and the exercise price, if applicable, with respect to each Company Equity Award. As of March 18, 2021, 1,039,830 shares of Company Common Stock are available for issuance under the Company Stock Plans. No shares of Company Common Stock are held in treasury by the Company or otherwise owned directly or indirectly by the Company or any Subsidiary of the Company. Except as set forth in this Section 4.02(b), there are no shares of Company Common Stock authorized and reserved for issuance, the Company does not have any other Rights issued or outstanding with respect to Company Common Stock, and the Company does not have any commitment to authorize, issue or sell any Company Common Stock or Rights, except pursuant to this Agreement. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or are convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter. The outstanding shares of Company Common Stock have been duly authorized and are validly issued, fully paid and nonassessable, and are not subject to preemptive rights (and were not issued in violation of any preemptive rights).

(c) Subsidiaries. (i) Section 4.02(c)(i) of the Company Disclosure Schedule sets forth each of the Company’s Subsidiaries, and the ownership interest of the Company in each such Subsidiary, as well as the ownership interest of any other Person or Persons in each such Subsidiary. The outstanding shares of capital stock of each Subsidiary of the Company have been duly authorized and are validly issued, fully paid and nonassessable, and are not subject to preemptive rights (and were not issued in violation of any preemptive rights). There are no shares of capital stock of any Subsidiary of the Company authorized and reserved for issuance, no such Subsidiary has any other Rights issued or outstanding with respect to such capital stock, and no such Subsidiary has any commitment to authorize, issue or sell any such capital stock or Rights.

(ii) Section 4.02(c)(ii) of the Company Disclosure Schedule sets forth, other than in respect of the Subsidiaries of the Company, any equity securities or similar interests of any other Person or any interests of any other Person or any interest in a partnership or joint venture of any kind, in each case, beneficially owned, directly or indirectly, by the Company or any of its Subsidiaries.

(d) Corporate Power. The Company and each of its Subsidiaries have all requisite power and authority (corporate and other) to carry on their respective businesses as they are now being conducted and to own all their respective properties and assets; and the Company has all requisite corporate power and authority and, other than receiving the Company Shareholder Approval, has taken all corporate action necessary in order to execute, deliver and perform each of its obligations under this Agreement and to consummate the Merger, the Bank Merger and the transactions contemplated hereby.

(e) Corporate Authority. As of the date hereof, the Company Board has, by resolutions duly adopted at a meeting duly called and held, (i) determined that this Agreement, the Merger and the other transactions contemplated hereby are fair to and in the best interests of the Company and its shareholders, (ii) approved and declared advisable this Agreement, the Merger and the other transactions contemplated hereby and (iii) resolved that such matters be submitted for consideration by its shareholders at a special meeting of such shareholders and that such matter be recommended for approval at such special meeting. The Company has duly authorized, executed and delivered this Agreement, and this Agreement (assuming due authorization, execution and delivery by Parent) is a valid and legally binding obligation of the Company, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or to general equity principles (the “Bankruptcy and Equity Exception”). The Company Board has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of its financial advisor, Keefe, Bruyette & Woods, Inc., to the effect that, as of the date of such opinion, and based upon and subject to the factors, assumptions, and limitations set forth therein, the Exchange Ratio is fair from a financial point of view to the holders of Company Common Stock.

(f) Regulatory Approvals; No Violations. (i) No consents, approvals, permits, authorizations of, or waivers by, or notices, reports, filings or registrations with, any Governmental Authority are required to be made or obtained by the Company in connection with the execution, delivery and performance by the Company of this Agreement or to consummate the Merger, the Bank Merger and the other transactions contemplated hereby and thereby except for (A) filings of applications or notices with, and approvals or waivers by, the Federal Reserve Board and the OCC, as may be required, (B) the filing with the SEC of the Prospectus/Proxy Statement and the Registration Statement and declaration of effectiveness of the Registration Statement, (C) the filing of the Articles of Merger with the SDAT as described in Section 2.02, (D) the filing of the CA Agreement of Merger with the California Secretary as described in Section 2.02 and (E) the filing of the Bank Merger Certificates with the OCC, the California Secretary and the CDFPI as described in Section 5.19. As of the date hereof, the Company is not aware of any reason why the approvals set forth in this Section 4.02(f) and in Section 6.03(c) will not be received without the imposition of a condition, restriction or requirement of the type described in Section 6.03(c).

(ii) Subject to receipt of the approvals referred to in the preceding paragraph, the Company Shareholder Approval and the Parent Stockholder Approval, and the expiration of related waiting periods, the execution, delivery and performance of this Agreement by the Company does not, and the consummation by it of the Merger, the Bank Merger and the other transactions contemplated hereby will not, (A) constitute or result in a breach or violation of, or a default under, the acceleration of any obligations or the creation of a Lien on the assets of the Company or any of its Subsidiaries (with or without notice, lapse of time, or both) pursuant to, any agreement, lease, license, contract, insurance policy, note, mortgage, indenture, instrument, arrangement or other obligation (each, excluding any Benefit Plan, a “Contract” and, collectively, “Contracts”) binding upon the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries or any of their respective properties is subject or bound or any Law or governmental or non-governmental permit or license to which the Company or any Subsidiary of the Company is subject, (B) constitute or result in a breach or violation of, or a default under, the Company Charter, the Company Bylaws or the organizational documents of any Subsidiary of the Company or (C) require any consent or approval under any such Contract, Law, governmental or non-governmental permit or license.

(g) Reports; Financial Statements.

(i) The Company has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC under the Exchange Act or the Securities Act since December 31, 2018 (the “Company Applicable Date”) (the forms, statements, reports and documents filed or furnished since the Company Applicable Date and those filed or furnished subsequent to the date hereof including any amendments thereto, the “Company SEC Reports”). Each of the Company SEC Reports, at the time of its filing or being furnished complied, or if not yet filed or furnished, will comply, in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and any rules and regulations promulgated thereunder applicable to the Company SEC Reports. As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment), the Company SEC Reports did not, and any of the Company SEC Reports filed or furnished with the SEC subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(ii) The Company’s consolidated financial statements (including, in each case, any notes thereto) contained in the Company SEC Reports were or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of interim consolidated financial statements, where information and footnotes contained in such financial statements are not required to be in compliance with GAAP), were or will be prepared from and in accordance with, the books and records of the Company and its Subsidiaries, and in each case such consolidated financial statements fairly presented, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and the consolidated Subsidiaries of the Company as of the respective dates thereof and for the respective periods covered thereby (subject, in the case of unaudited statements, to normal year-end adjustments).

(iii) The Company is in compliance with the applicable listing and corporate governance rules and regulations of the NASDAQ.

(iv) The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents. The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its financial statements.

(v) The Company has identified and disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date hereof, to the Company’s auditors and the audit committee of the Company’s board of directors (A) any significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company has made available to Parent (i) a summary of any such disclosure made by management to the Company’s auditors and audit committee since the Company Applicable Date and (ii) any material communication since the Company Applicable Date made by management or such Party’s auditors to the audit committee required or contemplated by the listing standards of NASDAQ, the audit committee’s charter or professional standards of the Public Company Accounting Oversight Board. Since the Company Applicable Date, no material complaints from any source regarding accounting, internal accounting controls or auditing matters, and no concerns from the Company’s employees regarding questionable accounting or auditing matters, have been received by the Company to its Knowledge. The Company has made available to Parent a summary of all material complaints or concerns relating to other matters made since the Company Applicable Date through the Company’s whistleblower hot-line or equivalent system for receipt of employee concerns regarding possible violations of Law. No attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any such Subsidiary, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company’s audit committee (or other committee designated for the purpose) or the board of directors pursuant to the rules adopted pursuant to Section 307 of the Sarbanes-Oxley Act or any such policy contemplating such reporting, including in instances not required by those rules.

(vi) The Company and its Subsidiaries have timely filed all reports and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2018 with (A) the Federal Reserve Board and (B) any other Regulatory Authority, as applicable, and all other material reports and statements required to be filed by them since December 31, 2018, including pursuant to the rules and regulations of the FDIC, the CDFPI or any other Regulatory Authority, as applicable, and have paid all fees and assessments due and payable in connection therewith. As of their respective dates, such reports and statements complied in all material respects with all the Laws, rules and regulations of the applicable Regulatory Authority with which they were filed. Except for normal examinations conducted by a Regulatory Authority in the ordinary course of business of the Company and its Subsidiaries, no Regulatory Authority has initiated or has pending any proceeding or, to the Knowledge of the Company, investigation into the business or operations of the Company or any of its Subsidiaries since December 31, 2018. There (i) is no unresolved violation, criticism, or exception by any Regulatory Authority with respect to any report or statement relating to any examinations or inspections of the Company or any of its Subsidiaries and (ii) has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Authority with respect to the business, operations, policies or procedures of the Company or any of its Subsidiaries since December 31, 2018.

(vii) Except for those liabilities that are reflected or reserved against on the most recent consolidated balance sheet included in the Company SEC Reports, neither the Company nor any of its Subsidiaries has incurred any obligations or liabilities (whether or not accrued, contingent or otherwise and whether or not required to be disclosed) other than in the ordinary and usual course of business consistent with past practice since the date of such balance sheet (excluding the incurrence of expenses related to this Agreement and the transactions contemplated hereby).(viii) Since December 31, 2018, (A) the Company and each of its Subsidiaries have conducted their businesses only in, and have not engaged in any material transaction other than according to, the ordinary and usual course of such businesses consistent with past practice and (B) no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of this Section 4.02 or otherwise) has had, or is reasonably likely to have, a Company Material Adverse Effect.

(ix) Since December 31, 2018, there has not been (A) any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by the Company or any Subsidiary of the Company, whether or not covered by insurance, (B) any declaration, setting aside or payment of any dividend or other distribution in cash, stock or property in respect of the capital stock of the Company other than as set forth in the Company SEC Reports, (C) any change by the Company in accounting principles, practices or methods, other than those pursuant to a change in accounting standards, or (D) any increase in the compensation payable or that could become payable by the Company or any of its Subsidiaries to officers or key employees or any amendment of any of the Benefit Plans other than increases or amendments in the ordinary and usual course consistent with past practice.

(h) Litigation. No civil, criminal or administrative litigation, claim, action, suit, hearing, investigation or other proceeding before any Governmental Authority is pending or, to the Company’s Knowledge, threatened against it, any of its Subsidiaries or any of their respective executive officers or directors acting in their capacity as such, and there are no facts or circumstances that would reasonably be expected to result in any claims against, or obligations or liabilities of, the Company, any of its Subsidiaries or any of their respective executive officers or directors acting in their capacity as such. Neither the Company nor any of its Subsidiaries is subject to any outstanding and unsatisfied order, writ, injunction, decree or arbitration ruling, award or other finding.

(i) Regulatory Matters.

(i) None of the Company, any of its Subsidiaries or any of their respective properties is, directly or indirectly, a party to or subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter (each, a “Regulatory Agreement”) from, any federal or state Governmental Authority charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits (including the CDFPI, the Federal Reserve Board and the FDIC) or the supervision or regulation of any Party or any of its Subsidiaries (collectively, the “Regulatory Authorities”). The Company and its Subsidiaries have paid all assessments made or imposed by any Regulatory Authority. The Company and each of its Subsidiaries is and has been in compliance in all respects with the standards of conduct and other requirements set forth in any Regulatory Agreement to which it is a party.

(ii) None of the Company or any of its Subsidiaries has been advised by, and the Company does not have Knowledge of facts which could give rise to an advisory notice by, any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such Regulatory Agreement.

(j) Compliance With Laws.

(i) The Company and its Subsidiaries are, and have been since December 31, 2018, in compliance with and are not in default or violation of any Laws applicable thereto or to the employees conducting their businesses, including the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Bank Secrecy Act, the USA PATRIOT Act of 2001, the Volcker Rule, Regulation W of the Federal Reserve Board or the regulations implementing such statutes, all other applicable anti-money laundering Laws, fair lending Laws and other Laws relating to discriminatory business practices and all agency requirements relating to the origination, sale and servicing of mortgage loans and all regulations, orders or guidance with respect to economic or trade sanctions issued by OFAC. Without limiting the generality of the foregoing, the Company has not been advised in writing of any governmental or regulatory concerns regarding its compliance with the Anti-Bribery and Anti-Corruption Laws, anti-money laundering Laws, including the Bank Secrecy Act, any Order issued with respect to anti-money laundering by OFAC and any other state or federal anti-money-laundering Laws, including those provisions of federal regulations requiring (i) the filing of reports, such as Currency Transaction Reports and Suspicious Activity Reports, (ii) the maintenance of records and (iii) the exercise of diligence in identifying customers.

(ii) The Company has adopted such procedures, policies and internal controls as are necessary or appropriate to comply with the Bank Secrecy Act, the USA PATRIOT Act of 2001, and any other applicable anti-money laundering Laws (including any economic or trade sanction or guidance) and, to the Company’s Knowledge, is in compliance with such Laws in all material respects. The Company and its Subsidiaries have all permits, licenses, franchises, variances, exemptions, certificates of authority, orders, authorizations, consents and approvals of, and have made all filings, applications, notices and registrations with, all Governmental Authorities that are required in order to permit each to own or lease its assets and properties and to conduct its businesses as presently conducted; all such permits, licenses, franchises, variances, exemptions, certificates of authority, orders, authorizations, consents and approvals are in full force and effect; and, to the Company’s Knowledge, no suspension or cancellation of any of them is threatened.

(iii) No investigation or review by any Governmental Authority with respect to the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened, nor has the Company or any Subsidiary of the Company received any notification or communication from any Governmental Authority (A) asserting that the Company or any of its Subsidiaries is not in compliance with any of the Laws which such Governmental Authority enforces or (B) threatening to revoke any license, franchise, permit or governmental authorization (nor, to the Company’s Knowledge, do any grounds for any of the foregoing exist).

(iv) As of December 31, 2020, PM Bank is “well-capitalized” (as that term is defined in the relevant regulation of the institution’s primary banking regulator), and PM Bank’s rating under the Community Reinvestment Act is no less than “satisfactory”.

(k) Material Contracts; Defaults. None of the Company or any of its Subsidiaries is a party to, bound by or subject to any Contract (whether written or oral) (any such Contract in the following categories, a “Material Contract”):

(i) (A) that is a “material contract” within the meaning of Item 601(b)(10) of the SEC’s Regulation S-K and that has not been filed as an exhibit to one of the Company SEC Reports; (B) containing covenants binding upon the Company or its Subsidiaries that restrict the ability of the Company or any of its Subsidiaries (or which, following the consummation of the Merger, would materially restrict the ability of Parent, the Surviving Corporation or its Subsidiaries) to compete in any business or geographic area or which grant “most favored nation” status that, following the Merger, would apply to the Surviving Corporation or any of its Subsidiaries; (C) that could require the disposition of any material assets or line of business of the Company or its Subsidiaries or, after the Effective Time, the Surviving Corporation or any of its Subsidiaries; or (D) that prohibits or limits the right of the Company or any of its Subsidiaries to sell or distribute any products or services in any material respect;

(ii) (A) involving commitments to others to make capital expenditures or capital asset purchases or capital asset sales in excess of $50,000; or (B) involving any expenditures or commitments to purchase relating to information technology in excess of $25,000;

(iii) relating to any direct or indirect indebtedness for borrowed money of the Company or any of its Subsidiaries (including loan agreements, lease purchase arrangements, guarantees, agreements to purchase goods or services or to supply funds or other undertakings on which others rely in extending credit, but excluding deposits received in the ordinary course of business), or any conditional sales Contracts, chattel mortgages and other security arrangements with respect to personal property and any equipment lease agreements involving payments to or by the Company or any of its Subsidiaries in excess of $500,000 over the remaining term;

(iv) other than pursuant to the Benefit Plans, providing for payments to any Person to be made by the Company or any of its Subsidiaries upon a change in control thereof;

(v) that may not be cancelled by Parent, the Company or any of their respective Subsidiaries without payment of a penalty or termination fee equal to or greater than $50,000 (assuming such Contract was terminated on the Closing Date);

(vi) containing any standstill or similar agreement pursuant to which the Company has agreed not to acquire assets or securities of another Person;

(vii) that would prevent, materially delay or materially impede the Company’s ability to consummate the Merger, the Bank Merger or the other transactions contemplated hereby;

(viii) providing for indemnification by the Company or any of its Subsidiaries of any Person, except for non-material Contracts entered into in the ordinary course of business;

(ix) that was not negotiated and entered into on an arm’s-length basis;

(x) that is entered into, or has been entered into in the two years prior to the date hereof, with (A) any Affiliate of the Company, (B) any current or former director or executive officer or any Person beneficially owning five percent (5%) or more of the outstanding Shares or (C) any “associate” or member of the “immediate family” (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act) of a person identified in clauses (A) or (B) of this subsection;

(xi) that contains a put, call, right of first refusal, right of first offer or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets;

(xii) which relates to a joint venture, partnership, limited liability company agreement or other similar agreement or arrangement, or to the formation, creation or operation, management or control of any partnership or joint venture with any third parties;

(xiii) that involves performance of services or delivery of goods or materials to, or expenditures by, the Company or any of its Subsidiaries of an amount or value in excess of $50,000 over its remaining term, other than loans, funding arrangements and other transactions made in the ordinary course of the banking or trust business;

(xiv) relating to the acquisition or disposition of any business or operations (whether by merger, sale of stock, sale of assets or otherwise) entered into since December 31, 2018 (other than Contracts relating to the acquisition or sale of other real estate owned);

(xv) granting to a Person any right, license, covenant not to sue or other right in Intellectual Property Rights or grants to the Company or any of its Subsidiaries a license or other right to any Intellectual Property Rights (including licenses to software, other than licenses to shrink-wrap or click-wrap software), in each case that involves the payment of more than $50,000 per annum or is material to the conduct of the business of the Company or any of its Subsidiaries;

(xvi) relating to the lease of real property or for the lease of personal property providing for annual payments of $100,000 or more; and

(xvii) otherwise not entered into in the ordinary course of business or that is material to the Company or its financial condition or results of operations.

None of the Company or any of its Subsidiaries is in default under any Material Contracts to which any such entity is a party, by which it or its assets, business or operations may be bound or affected or under which it or its assets, business, or operations receive benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default. Section 4.02(k) of the Company Disclosure Schedule sets forth a true and complete list of (x) all Material Contracts pursuant to which consents or waivers are or may be required and (y) all notices which are or may be required to be given, in each case, prior to the performance by the Company of this Agreement and the consummation of the Merger, the Bank Merger and the other transactions contemplated hereby.

(l) No Brokers. None of the Company, any of its Subsidiaries or any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the Merger, the Bank Merger or the other transactions contemplated by this Agreement, except that the Company has employed Keefe, Bruyette & Woods, Inc. as its financial advisor, the fee arrangements with which have been disclosed in writing to Parent prior to the date hereof.

(m) Employee Benefit Plans.

(i) Section 4.02(m)(i) of the Company Disclosure Schedule lists all material “employee benefit plans” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and all material bonus, stock option, stock purchase, stock appreciation right, restricted stock, stock based, incentive, retention, deferred compensation, retiree medical or life insurance, supplemental retirement, termination, severance, employment or other compensation or benefit plans, programs, arrangements, contracts or agreements to or with respect to which the Company or any of its Subsidiaries is a party or has any current or future obligation or that are maintained, contributed to or sponsored by the Company or any of its Subsidiaries for the benefit of any current or former employee, officer, director or independent contractor of the Company or any of its Subsidiaries (collectively, the “Benefit Plans”). The Company has heretofore made available to Parent true and complete copies of the following for each of the Benefit Plans, as applicable: (i) the governing plan document, including all amendments thereto (or a written description of the material terms of such Benefit Plan if such plan is not set forth in a written document), (ii) the most recent summary plan description, and any summary or summaries of material modifications thereto, (iii) any trust instruments, insurance contracts or other funding vehicles forming a part of any Benefit Plan, (iv) the annual report (Form 5500) filed with the Internal Revenue Service (the “IRS”) for the last two plan years, (v) the most recently received determination or opinion letter from the IRS relating to a Benefit Plan, (vi) the most recently prepared actuarial report for each Benefit Plan for each of the last two years and (vii) all material, non-routine, correspondence to or from any Governmental Authority received in the last three years with respect to any Benefit Plan.

(ii) Each Benefit Plan of the Company has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code. Within the past three (3) years, none of the Company or any of its Subsidiaries has taken any action to take corrective action or make a filing under any voluntary correction program of the IRS, Department of Labor or any other Governmental Authority with respect to any Benefit Plan.

(iii) Section 4.02(m)(iii) of the Company Disclosure Schedule identifies each Benefit Plan of the Company that is intended to be qualified under Section 401(a) of the Code (the “Qualified Plans”). The IRS has issued a favorable determination or opinion letter with respect to each Qualified Plan of the Company, which letter has not been revoked (nor has revocation been threatened), and, to the Knowledge of the Company, there are no existing circumstances and no events have occurred that could reasonably be expected to adversely affect the qualified status of any Qualified Plan or the tax exempt status of the related trust. No trust funding any Benefit Plan is intended to meet the requirements of Section 501(c)(9) of the Code.

(iv) None of the Company, any of its Subsidiaries or any trade or business of the Company or any of its Subsidiaries, whether or not incorporated, all of which together with the Company would be deemed a “single employer” within the meaning of Section 4001 of ERISA (an “ERISA Affiliate”) maintains or contributes to or has within the past six (6) years maintained or contributed to an “employee benefit plan” within the meaning of Section 3(2) of ERISA that is subject to Subtitles C or D of Title IV of ERISA. Without limiting the generality of the foregoing, neither the Company nor any of its Subsidiaries nor any of their respective ERISA Affiliates, has engaged in any transaction described in Section 4069 or Section 4204 of ERISA.

(v) None of the Company, any of its Subsidiaries or any ERISA Affiliate has, at any time during the past six (6) years, contributed to or been obligated to contribute to any plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), and, within the past six (6) years, none of the Company, any of its Subsidiaries or any ERISA Affiliate has incurred any liability to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan.

(vi) None of the Company or any of its Subsidiaries sponsors, has sponsored or has any obligation with respect to any Benefit Plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except (a) as required by Section 4980B of the Code or similar provisions of state or local Law, or (b) for Benefit Plans that provide for severance benefits or disability benefits.

(vii) Each Benefit Plan of the Company that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) and any award thereunder, in each case that is subject to Section 409A of the Code, is in documentary compliance with, and has been maintained and operated in all material respects in compliance with, Section 409A of the Code and the guidance issued by the IRS thereunder.

(viii) None of the Company or any of its Subsidiaries has any obligation to gross up, indemnify or otherwise reimburse any individual for any excise Taxes, interest or penalties incurred pursuant to Section 4999 or 409A of the Code.

(ix) All contributions required to be made to any Benefit Plan of the Company by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Benefit Plan, for any period through the date hereof, have in all material respects been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have in all material respects been accrued on the Company’s financial statements to the extent required by GAAP.

(x) There are no pending or, to the Company’s Knowledge, threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted against the Benefit Plans, any fiduciaries thereof with respect to their duties to the Benefit Plans or the assets of any of the trusts under any of the Benefit Plans which could reasonably be expected to result in any material liability to the Company or any of its Subsidiaries.

(xi) None of the Company, any of its Subsidiaries, any ERISA Affiliate or, to the Knowledge of the Company, any other Person, including any Benefit Plan fiduciary, has engaged in any non-exempt “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) that would following the date hereof subject any of the Benefit Plans or their related trusts, the Company, any of its Subsidiaries, or any Person that the Company or any of its Subsidiaries has an obligation to indemnify, to any Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(xii) There has been no amendment to, announcement by the Company or any of its Subsidiaries relating to, or change in employee participation or coverage under, any Benefit Plan that would materially increase the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year. None of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the vesting, exercisability or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer, director or other service provider of the Company or any of its Subsidiaries, or result in any other limitation on the right of the Company or any of its Subsidiaries to amend, merge, or terminate any Benefit Plan of the Company or related trust. Without limiting the generality of the foregoing, neither the Company nor any of its Subsidiaries has any obligation to pay (whether in cash, in property, or in the form of benefits) in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) any “excess parachute payment” within the meaning of Section 280G of the Code.

(xiii) Each Benefit Plan that includes an automatic reduction to the extent necessary such that no portion of the amount payable, as so reduced, will be deemed to be “excess parachute payments” within the meaning of Section 280G of the Code is listed on Section 4.02(m)(xiii) of the Company Disclosure Schedule.

(n) Labor Matters. There are no pending or, to Knowledge of the Company, threatened material labor grievances or unfair labor practice claims or charges against the Company or any of its Subsidiaries. None of the Company or any of its Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor union or labor organization, or work rules or practices agreed to with any labor union, labor organization or employee association applicable to employees of the Company or any of its Subsidiaries and, to the Knowledge of the Company, there are no organizing efforts by any union or other group seeking to represent any employees of the Company or any of its Subsidiaries. There is no pending or, to the Knowledge of the Company, threatened, nor has there been at any time during the past five (5) years any, labor strike, dispute, walk-out, work stoppage, slow-down or lockout involving the Company or any of its Subsidiaries. The Company has no Knowledge of any activity involving its employees seeking to certify a collective bargaining unit or engaging in other organizational activity. The Company and its Subsidiaries are in compliance with all applicable Laws respecting employment and employment practices, including all applicable Laws respecting terms and conditions of employment, health and safety, wages and hours, equal opportunity, plant closures and layoffs, workers’ compensation, labor relations and unemployment insurance.

(o) Environmental Matters. (i) The Company and its Subsidiaries have complied at all times and are in compliance with all applicable Environmental Laws; (ii) to the Company’s Knowledge, no real property (including soils, groundwater, surface water, buildings or other structures) currently or formerly owned or operated by the Company or any of its Subsidiaries (including any property in which the Company or any of its Subsidiaries holds or has held a fiduciary or management role, a “Company Loan Property”), is or has been contaminated with, or has or has had any release of, any Hazardous Substance at any time; (iii) to the Company’s Knowledge, none of the Company or any of its Subsidiaries could be deemed the owner or operator under any Environmental Law of any Company Loan Property which is or has been contaminated with, or has or has had any release of, any Hazardous Substance; (iv) to the Company’s Knowledge, none of the Company or any of its Subsidiaries is subject to liability for any Hazardous Substance disposal or contamination on any third party property; (v) none of the Company or any of its Subsidiaries has been associated with any release or threat of release of any Hazardous Substance; (vi) none of the Company or any of its Subsidiaries has received any notice, demand, letter, claim or request for information from any Governmental Authority concerning any potential violation of, or liability under, any Environmental Law; (vii) none of the Company or any of its Subsidiaries is subject to any order, decree, injunction or other agreement with any Governmental Authority or any indemnity or other agreement with any third party under any Environmental Law or relating to any Hazardous Substance; (viii) to the Company’s Knowledge, there are no circumstances or conditions

(including the presence of asbestos, underground storage tanks, lead products, polychlorinated biphenyls, prior manufacturing operations, dry-cleaning or automotive services) involving the Company, any Subsidiary of the Company any currently or formerly owned or operated property, or any Company Loan Property, that could reasonably be expected to result in any claim, liability, investigation, cost or restriction against the Company or any of its Subsidiaries, or result in any restriction on the ownership, use, or transfer of any property pursuant to any Environmental Law, or adversely affect the value of any currently owned property or Company Loan Property and (ix) the Company has made available to Parent copies of all environmental reports, studies, sampling data, correspondence, filings and other environmental information in its possession or control relating to the Company, any of its Subsidiaries and any currently or formerly owned or operated property or any Company Loan Property.

(p) Tax Matters. (i) (A) The Company and its Subsidiaries (1) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all material Tax Returns required to have been filed by it and all such filed Tax Returns are true, complete and accurate in all material respects; (2) have paid in full or accrued all material Taxes that are required to have been paid or accrued; (3) have withheld from amounts owing to any employee, independent contractor, creditor or third party all amounts that it is obligated to have withheld and have timely paid such withheld amounts to the relevant Tax authority; and (4) have substantially complied with all information reporting (and related withholding) requirements related to any payments subject to one or more information reporting requirements set forth in the Code, (B) all deficiencies asserted or assessments made as a result of any audit or examination by any taxing authority of any Tax Return have been paid in full or otherwise finally resolved, (C) no issues have been raised with the Company by any taxing authority in connection with any audit or examination of any Tax Return that are currently pending, (D) none of the Company or any of its Subsidiaries has waived any statute of limitations with respect to Taxes that has continuing effect or agreed to any extension of time with respect to a Tax assessment or deficiency that has continuing effect, (E) there are no pending or threatened in writing, any audits, examinations, investigations or other proceedings in respect of Taxes, Tax Returns or Tax matters, and (F) the Company has made available to Parent true, correct and complete copies of all material income, franchise, capital and similar Tax Returns filed by the Company or any of its Subsidiaries for all Taxable years or periods for which the relevant statute of limitations has not expired.

(ii) There are no Liens on any of the Company’s assets or on any assets of any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax (except for statutory Liens for Taxes not yet delinquent).

(iii) None of the Company or any of its Subsidiaries will be required to include any material item of income, exclude any item of deduction or otherwise make any adjusment, from any Tax period beginning after the Effective Time, as a result of (A) a change in accounting method for a Tax period beginning before the Effective Time, or (B) any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign tax Law) executed prior to the Effective Time.

(iv) None of the Company or any of its Subsidiaries is a party to any Tax allocation or sharing agreement. None of the Company or any of its Subsidiaries is or has been a member of an affiliated group of corporations, within the meaning of Section 1504 of the Code, or a member of a consolidated, unitary or combined Tax group filing, consolidated or combined Tax Returns (other than, in each case, an affiliated, consolidated, unitary or combined group of which the Company is the common parent) or otherwise has any liability for the Taxes of any Person (other than with respect to itself or any of its Subsidiaries).

(v) No closing agreements, private letter rulings, technical advice, memoranda or similar agreement or rulings have been entered into or issued by any taxing authority with respect to the Company or any of its Subsidiaries.

(vi) None of the Company or any of its Subsidiaries has taken or agreed to take any action or is aware of any fact or circumstance that would, or could reasonably be expected to, prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(vii) None of the Company or any of its Subsidiaries has been a party to any distribution occurring during the two-year period prior to the date of this Agreement in which the parties to such distribution treated the distribution as one to which Section 355 of the Code applied, except for distributions occurring among members of the same group of affiliated corporations filing a consolidated federal income tax return.

(viii) Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4.

(q) Risk Management Instruments. None of the Company or any of its Subsidiaries is a party to or have agreed to enter into an exchange traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other contract that is a derivatives contract (including various combinations thereof) and do not own any securities that (i) are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes” or “capped floating rate mortgage derivatives” or (ii) could have changes in value as a result of interest or exchange rate changes that significantly exceed normal changes in value attributable to interest or exchange rate changes.

(r) Books and Records. The books and records of the Company and its Subsidiaries (and any predecessor entities) have been fully, properly and accurately maintained, there are no inaccuracies or discrepancies of any kind contained or reflected therein and they fairly present the financial position and results of operations of the Company and its Subsidiaries.

(s) Insurance. Section 4.02(s) of the Company Disclosure Schedule sets forth a true and complete list of all of the insurance policies, binders or bonds maintained by the Company or any of its Subsidiaries and all insurance claims filed by the Company or any of its Subsidiaries under such policies which have not been paid in full as of the date hereof and the amounts claimed thereunder. Section 4.02(s) of the Company Disclosure Schedule also lists all claims or potential claims meeting the applicable reporting thresholds under such policies that have not been reported thereunder as of the date hereof. All such policies of the Company are with reputable insurers and provide full and adequate coverage for all normal risks incidental to the business of the Company and its Subsidiaries and each of their respective properties and assets and are in character and amount reasonably consistent with industry practice. All such policies of the Company are in full force and effect; none of the Company or any of its Subsidiaries are in material default thereunder; and all claims thereunder have been filed, and all premiums due thereunder have been paid, in due and timely fashion.

(t) Loan Matters.

(i) Each loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) in which the Company or any Subsidiary of the Company is a creditor (collectively, “Loans”) currently outstanding (A) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (B) to the extent secured, has been secured by valid Liens which have been perfected and (C) to the Knowledge of the Company, is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exception). The notes or other credit or security documents with respect to each such outstanding Loan were in compliance with all applicable Laws at the time of origination or purchase by the Company or its Subsidiaries.

(ii) Each outstanding Loan was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained in accordance with the relevant notes or other credit or security documents and the Company’s written underwriting standards, in each case, with all applicable requirements of applicable Law.

(iii) None of the agreements pursuant to which the Company or any of its Subsidiaries has sold or is servicing (A) Loans or pools of Loans or (B) participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein or to pursue any other form of recourse against the Company or any of its Subsidiaries solely on account of a payment default by the obligor on any such Loan.

(iv) The Company has previously disclosed to Parent all claims for repurchases by the Company or any of its Subsidiaries of Loans that were sold to third parties by the Company and its Subsidiaries that are outstanding or threatened (in writing), in each case, as of the date hereof and since December 31, 2018.

(v) Section 4.02(t)(v) of the Company Disclosure Schedule sets forth a list of (A) each Loan that as of February 28, 2021 (1) was contractually past due ninety (90) calendar days or more in the payment of principal and/or interest, (2) was on non-accrual status, (3) was classified as “substandard,” “doubtful,” “loss,” “classified,” “criticized,” “credit risk assets,” “concerned loans,” “watch list,” “impaired” or “special mention” (or words of similar import) by the Company, any of its Subsidiaries or any Governmental Authority (collectively, “Criticized Loans”), (4) for which a specific reserve allocation existed in connection therewith, (5) was required to be accounted for as a troubled debt restructuring in accordance with ASC 310-40, (B) each Loan that, as of February 28, 2021, had a total outstanding balance and/or unfunded commitment of $250,000 or more and that, as of such date, (1) a reasonable doubt exists as to the timely future collectability of principal and/or interest, whether or not interest is still accruing or the Loans are less than ninety (90) calendar days past due, (2) the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the agreement under which the Loan was originally created due to concerns regarding the borrower’s ability to pay in accordance with such initial terms, or (3) where a specific reserve allocation exists in connection therewith, and (C) each asset of the Company or any of its Subsidiaries that, as of February 28, 2021, was classified as “other real estate owned,” “other repossessed assets” or as an asset to satisfy Loans, and the book value thereof as of such date. For each loan identified in accordance with the immediately preceding sentence, Section 4.02(t)(v) of the Company Disclosure Schedule sets forth the outstanding balance, including accrued and unpaid interest, on each such Loan and the identity of the borrower thereunder as of February 28, 2021.

(vi) Section 4.02(t)(vi) of the Company Disclosure Schedule sets forth a list of all Loans outstanding as of the date of this Agreement by the Company or any of its Subsidiaries to any directors, officers and principal shareholders (as such terms are defined in Regulation O of the Federal Reserve Board (12 C.F.R. Part 215)) of the Company or any of its Subsidiaries. There are no executive officer, director or other affiliate Loans on which the borrower is paying a rate other than that reflected in the note or other relevant credit or security agreement or on which the borrower is paying a rate which was not in compliance with Regulation O, and all such Loans are and were originated in compliance with all applicable Laws.

(vii) Neither the Company nor any of its Subsidiaries is (A) now nor has it ever been since December 31, 2018 subject to any fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Authority relating to the origination, sale or servicing of Loans or (B) aware of any actual or threatened claim, proceeding or investigation with respect thereto by any Person.

(viii) Since December 31, 2018, the Company and each of its Subsidiaries has complied with, and all documentation in connection with the origination, processing, underwriting and credit approval of any Loan originated by the Company or any of its Subsidiaries satisfied: (A) all applicable Laws with respect to the origination, insuring, purchase, sale, pooling, servicing, subservicing, loan modification, loss mitigation or filing of claims in connection with such Loans, including, to the extent applicable, all Laws relating to real estate settlement procedures, consumer credit protection, truth in lending Laws, usury limitations, fair housing, transfers of servicing, collection practices, equal credit opportunity and adjustable rate mortgages, in each case applicable as of the time of such origination, processing, underwriting or credit approval; (B) the responsibilities and obligations relating to such Loans set forth in any contract between the Company or any of its Subsidiaries, on the one hand, and any Governmental Authority, loan investor or insurer, on the other hand; (C) the applicable rules, regulations, guidelines, handbooks and other requirements of any Governmental Authority, loan investor or insurer, in each case applicable as of the time of such origination, processing, underwriting or credit approval; and (D) the terms and provisions of any mortgage or other collateral documents and other loan documents with respect to each such Loan; in each case applicable as of the time of such origination, processing, underwriting or credit approval.

(ix) Since December 31, 2018, the Company and each of its Subsidiaries have not engaged in, and, to the Knowledge of the Company, no third-party vendors (including outside law firms and other third-party foreclosure services providers used by the Company or by any of its Subsidiaries, as applicable) has engaged in, directly or indirectly, (A) any foreclosures in violation of any applicable Law, including but not limited to the Servicemembers Civil Relief Act, or in breach of any binding Regulatory Agreement or (B) the conduct referred to as “robo-signing” or any other similar conduct of approving or notarizing documents relating to Loans that do not comply with any applicable Law.

(x) Since December 31, 2018, the Company has not foreclosed upon, managed or taken a deed or title to, any real estate (other than single-family residential properties) without complying with all applicable FDIC environmental due diligence standards (including FDIC Bulletin FIL-14-93, and update FIL-98-2006) or foreclosed upon, managed or taken a deed or title to, any such real estate if the environmental assessment indicates the liabilities under Environmental Laws are likely in excess of the asset’s value.

(u) Allowance For Loan Losses. The Company’s or PM Bank’s allowance for loan and lease losses (“ALLL”) is, and shall be as of the Effective Time, in compliance with each of such entity’s existing methodology for determining the adequacy of its ALLL as well as the standards established by applicable Governmental Authorities and the “incurred loss” standard under the Financial Accounting Standards Board and is and shall be adequate under all such standards.

(v) Transactions With Affiliates. Since December 31, 2018, the Company has not engaged in any transactions with Affiliates within the meaning of Sections 23A and 23B of the Federal Reserve Act. All agreements between the Company or any of its Subsidiaries and any of their respective Affiliates comply in all material respects, to the extent applicable, with Regulation W of the Federal Reserve Board.

(w) Real Property.

(i) None of the Company or any of its Subsidiaries owns, and no such entity is in the process of foreclosing (whether by judicial process or by power of sale) or otherwise in the process of acquiring title to, except pursuant to foreclosures which are pending in the ordinary course of business consistent with past practice, any real property or premises on the date hereof in whole or in part.

(ii) (A) Section 4.02(w)(ii) of the Company Disclosure Schedule contains a complete and correct list of all real property or premises leased or subleased in whole or in part by the Company or any of its Subsidiaries, and together with a list of all applicable leases or subleases and the name of the lessor or sublessor.

(B) Each of the leases referred to in the Company Disclosure Schedule is valid and existing and in full force and effect, and no party thereto is in default and no notice of a claim of default by any party has been delivered to the Company or any of its Subsidiaries, or is now pending, and there does not exist any event that with notice or the passing of time, or both, would constitute a default or excuse performance by any party thereto, provided that with respect to matters relating to any party other than the Company or one of its Subsidiaries, the foregoing representation is based on the Knowledge of the Company.

(iii) As to the Company and its Subsidiaries, none of the leased premises or properties described in paragraph (ii) above have been condemned or otherwise taken by any Governmental Authority and, to the Company’s Knowledge, no condemnation or taking is threatened or contemplated and none thereof is subject to any claim, Contract or Law which might adversely affect its use or value for the purposes now made of it. None of the premises or properties of the Company or any of its Subsidiaries is subject to any current or potential interests of third parties or other restrictions or limitations that would impair or be inconsistent in each case in any material respect with the current use of such property by the Company or such Subsidiary.

(x) Title. Each of the Company and its Subsidiaries has good title to its properties and assets (other than property as to which it is lessee) except (A) statutory Liens not yet delinquent which are being contested in good faith by appropriate proceedings and Liens for Taxes not yet due, (B) pledges of assets in the ordinary and usual course of business to secure public deposits, (C) for those assets and properties disposed of for fair value in the ordinary course of business since December 31, 2018 and (D) defects and irregularities of title and encumbrances that do not materially impair the use thereof for the purposes for which they are held.

(y) Intellectual Property.

(i) The Company and its Subsidiaries own, or are licensed or otherwise possess legally enforceable rights to use all patents, trademarks, trade names, service marks, domain names, copyrights and any applications therefor, technology, know-how, computer software programs or applications and tangible or intangible proprietary information or materials that are used in the business of the Company or any of its Subsidiaries as currently conducted.

(ii) (A) None of the Company or any of its Subsidiaries is, nor will any of them be as a result of the execution and delivery of this Agreement or the performance by the Company of its obligations hereunder, in violation of any licenses, sublicenses and other agreements as to which the Company or any of its Subsidiaries is a party and pursuant to which the Company or any of its Subsidiaries is authorized to use any third-party patents, trademarks, service marks, copyrights, trade secrets or computer software (collectively, “Third-Party Intellectual Property Rights”); (B) no claims with respect to (I) the patents, registered and material unregistered trademarks and service marks, registered copyrights, trade names and any applications therefor, trade secrets or computer software owned by the Company or any of its Subsidiaries (collectively, the “Intellectual Property Rights”); or (II) Third-Party Intellectual Property Rights are currently pending or, to the Knowledge of the Company, are threatened by any Person; and (C) the Company has no Knowledge of any valid grounds for any bona fide claims (I) against the use by the Company or any of its Subsidiaries of any Intellectual Property Rights or Third-Party Intellectual Property Rights used in the business of the Company or any of its Subsidiaries as currently conducted or as proposed to be conducted; (II) challenging the ownership, validity or enforceability of any Intellectual Property Rights; or (III) challenging the Company’s or any of its Subsidiaries’ license or legally enforceable right to use any Third-Party Intellectual Property Rights.

(z) Takeover Statutes. No “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) or any anti-takeover provision in the Company’s Articles or Bylaws is applicable to this Agreement or the transactions contemplated hereby, including the Merger, with respect to the Company. The Company does not have any stockholder rights plan, “poison pill” or similar plan or arrangement in effect.

(aa) No Other Representations or Warranties.

(i) Except for the representations and warranties in this Section 4.02, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company and its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, and except for the representations and warranties made by the Company in this Section 4.02, neither the Company nor any Person makes or has made any representation to Parent or any of Parent’s Affiliates or representatives with respect to any oral or written information presented to Parent or any of Parent’s Affiliates or representatives in the course of their due diligence investigation of the Company (including any financial projections or forecasts), the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(ii) The Company acknowledges and agrees that neither Parent nor any other Person has made or is making any express or implied representation or warranty other than those contained in Section 4.03.

4.03 Representations and Warranties of Parent. Except as (i) set forth in the Parent Disclosure Schedule, or (ii) disclosed in any report, schedule, form or other document filed with or furnished to the SEC (including the exhibits and other information incorporated therein) by Parent, as applicable, since December 31, 2019 but prior to the date hereof (excluding any disclosures related to Taxes, any disclosures set forth under the heading “Risk Factors” and in any section relating to forward-looking, safe harbor or similar statements or to any other disclosures in such reports to the extent they are cautionary, predictive, or forward-looking in nature), Parent hereby represents and warrants to the Company:

(a) Organization, Standing and Authority. It is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Maryland and is a registered bank holding company under the Bank Holding Company Act of 1956, as amended. BoC Bank is a national banking association duly organized and validly existing under the Laws of the United States and a member of the Federal Home Loan Bank of San Francisco. BoC Bank’s deposits are insured by the FDIC through the Deposit Insurance Fund in the manner and to the fullest extent provided by Law and all premiums and assessments required to be paid in connection therewith have been paid when due. To the Knowledge of Parent, no proceedings for the termination or revocation of the FDIC’s insurance are pending or threatened. Each of Parent and BoC Bank is licensed or qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership or operation of its assets or properties or conduct of its business requires such qualification. Parent has made available to the Company a complete and correct copy of its charter and bylaws and the organizational documents of BoC Bank, each as amended prior to the date hereof, which are in full force and effect. The outstanding shares of capital stock of BoC Bank have been duly authorized and are validly issued, fully paid and nonassessable, are not subject to preemptive rights (and were not issued in violation of any preemptive rights) and are owned of record and beneficially by Parent.

(b) Capital Stock. As of the date hereof, the authorized capital stock of Parent consists solely of 446,863,844 shares of Parent Common Stock, of which 52,578,218 shares were issued and 50,167,254 were outstanding at the close of business on March 15, 2021; 3,136,156 shares of Parent Non-Voting Common Stock, of which 477,321 shares are issued and outstanding; and 5,000,000 shares of Parent Series E Preferred Stock, of which 3,948,105 shares are issued and outstanding. As of the date hereof, there were 785,435 units outstanding of Parent RSUs and there are 14,904 outstanding Parent Stock Options or other Parent Awards (other than shares subject to vesting, repurchase or other lapse restrictions pursuant to the Parent Stock Plans and Parent RSUs). As of March 15, 2021, 3,181,559 shares of Parent Common Stock are reserved for issuance under the Parent Stock Plans. As of March 15, 2021, 2,410,964 shares of Parent Common Stock are held in treasury by Parent or otherwise owned directly or indirectly by Parent or any Subsidiary of Parent. Except as set forth in this Section 4.03(b), as of the date hereof, there are no shares of Parent Common Stock authorized and reserved for issuance, Parent does not have any other Rights issued or outstanding with respect to Parent Common Stock, and Parent does not have any commitment to authorize, issue or sell any Parent Common Stock or Rights, except pursuant to this Agreement. Parent does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or are convertible into or exercisable for securities having the right to vote) with the stockholders of Parent on any matter. The outstanding shares of Parent Common Stock have been duly authorized and are validly issued, fully paid and nonassessable, and are not subject to preemptive rights (and were not issued in violation of any preemptive rights).

(c) Corporate Power. Parent and each of its Subsidiaries have all requisite power and authority (corporate and other) to carry on their respective businesses as they are now being conducted and to own all their respective properties and assets; and Parent has all requisite corporate power and authority and, other than receiving the Parent Stockholder Approval, has taken all corporate action necessary in order to execute, deliver and perform each of its obligations under this Agreement and to consummate the Merger, the Bank Merger and the transactions contemplated hereby.

(d) Corporate Authority. As of the date hereof, the Parent Board has, by resolutions duly adopted at a meeting duly called and held, (i) determined that this Agreement, the Merger and the other transactions contemplated hereby are fair to and in the best interests of Parent and its stockholders, (ii) approved and declared advisable this Agreement, the Merger and the other transactions contemplated hereby, and (iii) resolved that such matters be submitted for consideration by its stockholders at a special meeting of such stockholders and that such matters be recommended for approval at such special meeting. Parent has duly authorized, executed and delivered this Agreement, and this Agreement (assuming due authorization, execution and delivery by the Company) is a valid and legally binding obligation of Parent, enforceable against it in accordance with its terms, subject to the Bankruptcy and Equity Exception. The Parent Board has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of its financial advisor, Piper Sandler & Co., to the effect that, as of the date of such opinion, and based upon and subject to the factors, assumptions, and limitations set forth therein, the Exchange Ratio is fair from a financial point of view to the holders of Parent Common Stock.

(e) Regulatory Approvals; No Violations.

(i) No consents, approvals, permits, authorizations of, or waivers by, or notices, reports, filings or registrations with, any Governmental Authority are required to be made or obtained by Parent in connection with the execution, delivery and performance by Parent of this Agreement or to consummate the Merger, the Bank Merger and the other transactions contemplated hereby and thereby except for (A) filings of applications or notices with, and approvals or waivers by, the Federal Reserve Board and the OCC, as may be required, (B) the filing with the SEC of the Prospectus/Proxy Statement and the Registration Statement and declaration of effectiveness of the Registration Statement, (C) the filing of the Articles of Merger with the SDAT as described in Section 2.02, (D) the filing of the CA Agreement of Merger with the California Secretary as described in Section 2.02 and (E) the filing of the Bank Merger Certificates with the OCC, the California Secretary and the CDFPI as described in Section 5.19. As of the date hereof, Parent is not aware of any reason why the approvals set forth in this Section 4.03(e) and in Section 6.03(c) will not be received without the imposition of a condition, restriction or requirement of the type described in Section 6.03(c).

(ii) Subject to receipt of the approvals referred to in the preceding paragraph, the Company Shareholder Approval and the Parent Stockholder Approval, and the expiration of related waiting periods, the execution, delivery and performance of this Agreement by Parent does not, and the consummation of the Merger, the Bank Merger and the other transactions contemplated hereby will not, (A) constitute or result in a breach or violation of, or a default under, the acceleration of any obligations or the creation of a Lien on the assets of Parent or any of its Subsidiaries (with or without notice, lapse of time, or both) pursuant to, any Contract binding upon Parent or any of its Subsidiaries or to which Parent or any of its Subsidiaries or any of their respective properties is subject or bound or any Law or governmental or non-governmental permit or license to which Parent or any of its Subsidiaries is subject, (B) constitute or result in a breach or violation of, or a default under, the organizational documents of Parent or any of its Subsidiaries or (C) require any consent or approval under any such Contract, Law, governmental or non-governmental permit or license.

(f) Parent Reports; Financial Statements.

(i) Parent has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC under the Exchange Act or the Securities Act since December 31, 2018 (the forms, statements, reports and documents filed or furnished since December 31, 2018 and those filed or furnished subsequent to the date hereof including any amendments thereto, the “Parent

Reports”). Each of the Parent Reports, at the time of its filing or being furnished complied, or if not yet filed or furnished, will comply, in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder applicable to the Parent Reports. As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment) the Parent Reports did not, and any of the Parent Reports filed or furnished with the SEC subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(ii) Parent’s consolidated financial statements (including, in each case, any notes thereto) contained in the Parent Reports were or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of interim consolidated financial statements, where information and footnotes contained in such financial statements are not required to be in compliance with GAAP), were or will be prepared from and in accordance with, the books and records of Parent and its Subsidiaries, and in each case such consolidated financial statements fairly presented, in all material respects, the consolidated financial position, results of operations and cash flows of Parent and the consolidated Subsidiaries of Parent as of the respective dates thereof and for the respective periods covered thereby (subject, in the case of unaudited statements, to normal year-end adjustments).

(iii) Parent and its Subsidiaries have timely filed all reports and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2018 with (A) the Federal Reserve Board and (B) any other Regulatory Authority, as applicable, and all other material reports and statements required to be filed by them since December 31, 2018, including pursuant to the rules and regulations of the FDIC, the CDFPI or any other Regulatory Authority, as applicable, and have paid all fees and assessments due and payable in connection therewith. As of their respective dates, such reports and statements complied in all material respects with all the Laws, rules and regulations of the applicable Regulatory Authority with which they were filed. Except for normal examinations conducted by a Regulatory Authority in the ordinary course of business of Parent and its Subsidiaries, no Regulatory Authority has initiated or has pending any proceeding or, to the Knowledge of Parent, investigation into the business or operations of Parent or any of its Subsidiaries since December 31, 2018. There (i) is no unresolved violation, criticism, or exception by any Regulatory Authority with respect to any report or statement relating to any examinations or inspections of Parent or any of its Subsidiaries and (ii) has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Authority with respect to the business, operations, policies or procedures of Parent or any of its Subsidiaries since December 31, 2018.

(iv) Since December 31, 2019, no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of this Section 4.03 or otherwise) has had, or is reasonably likely to have, a Parent Material Adverse Effect.

(v) Parent maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act and that are effective to ensure that information required to be disclosed by Parent is recorded and reported on a timely basis to the individuals responsible for the preparation of Parent’s filings with the SEC and other public disclosure documents. Parent maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act) that is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Parent has identified and disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date hereof, to Parent’s auditor and the audit committee of the Parent Board (A) any significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting. Since December 31, 2020, no material complaints from any source regarding accounting, internal accounting controls or auditing matters, and no concerns from Parent’s or its Subsidiaries’ employees regarding questionable accounting or auditing matters, have been received by Parent to Parent’s Knowledge. Except for those liabilities that are reflected or reserved against on the most recent consolidated balance sheet included in the Parent Reports, neither Parent nor any of its Subsidiaries has incurred any material obligations or liabilities (whether or not accrued, contingent or otherwise and whether or not required to be disclosed) other than in the ordinary and usual course of business consistent with past practice since the date of such balance sheet (excluding the incurrence of expenses related to this Agreement and the transactions contemplated hereby).

(g) Litigation. No civil, criminal or administrative litigation, claim, investigation, action, suit, hearing or other proceeding before any Governmental Authority is pending or, to Parent’s Knowledge, threatened against it or any of its Subsidiaries and there are no facts or circumstances that would reasonably be expected to result in any claims against, or obligations or liabilities of, Parent or any of its Subsidiaries, except for those that are not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries is subject to any outstanding and unsatisfied order, writ, injunction, decree or arbitration ruling, award or other finding which is reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect.

(h) Regulatory Matters.

(i) None of Parent, any of its Subsidiaries or any of their respective properties is, directly or indirectly, a party to or subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, any Regulatory Authority.

(ii) None of Parent or any of its Subsidiaries has been advised in writing by, and Parent does not have Knowledge of facts which could give rise to an advisory notice by, any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission.

(i) Compliance With Laws.

(i) Parent and its Subsidiaries are, and have been since December 31, 2018, in compliance with and are not in default or violation of any Laws applicable thereto or to the employees conducting their businesses, including the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Bank Secrecy Act, the USA PATRIOT Act of 2001, the Volcker Rule or the regulations implementing such statutes, all other applicable anti-money laundering Laws, fair lending Laws and other Laws relating to discriminatory business practices and all agency requirements relating to the origination, sale and servicing of mortgage loans and all regulations, orders or guidance with respect to economic or trade sanctions issued by OFAC, except for violations that are not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect.

(ii) Parent and its Subsidiaries have all permits, licenses, franchises, variances, exemptions, certificates of authority, orders, authorizations, consents and approvals of, and have made all filings, applications, notices and registrations with, all Governmental Authorities that are required in order to permit each to own or lease its assets and properties and to conduct its businesses as presently conducted; all such permits, licenses, franchises, variances, exemptions, certificates of authority, orders, authorizations, consents and approvals are in full force and effect and, to Parent’s Knowledge, no suspension or cancellation of any of them is threatened, except in each case those the absence of which are not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect.

(iii) No investigation or review by any Governmental Authority with respect to Parent or any of its Subsidiaries is pending or, to the Knowledge of Parent, threatened, nor has Parent or any Subsidiary of Parent received any written notification or communication from any Governmental Authority (A) asserting that Parent or any such Subsidiary is not in compliance with any of the Laws which such Governmental Authority enforces or (B) threatening to revoke any license, franchise, permit or governmental authorization (nor, to Parent’s Knowledge, do any grounds for any of the foregoing exist).

(iv) As of December 31, 2020, each of Parent and BoC Bank is “well-capitalized” (as that term is defined in the relevant regulation of the institution’s primary banking regulator), and BoC Bank’s rating under the Community Reinvestment Act is no less than “satisfactory”.

(j) No Brokers. None of Parent, any of its Subsidiaries or any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the Merger or the other transactions contemplated by this Agreement, except that Parent has employed Piper Sandler & Co. as its financial advisor.

(k) Tax Matters. (i) (A) Parent and its Subsidiaries (1) have timely filed (taking into account any extension of time within which to file) all material Tax Returns required to have been filed by it and all such filed Tax Returns are true, complete and accurate in all material respects; (2) have paid in full or accrued all material Taxes that are required to have been paid or accrued; (3) have withheld from amounts owing to any employee, independent contractor, creditor or third party all amounts that it is obligated to have withheld and have timely paid such withheld amounts to the relevant Tax authority; and (4) have substantially complied with all information reporting (and related withholding) requirements related to any payments subject to one or more information reporting requirement set forth in the Code, (B) all deficiencies asserted or assessments made as a result of any audit or examination by any taxing authority of any Tax Return have been paid in full or otherwise finally resolved, (C) no issues have been raised in writing with the Parent by any taxing authority in connection with any audit or examination of any Tax Return that are currently pending, (D) none of Parent or any of its Subsidiaries has waived any statute of limitations with respect to Taxes that has continuing effect or agreed in writing to any extension of time with respect to a Tax assessment or deficiency that has continuing effect, (E) there are not pending or threatened in writing, any audits, examinations, investigations or other proceedings in respect of Taxes or Tax Returns, and (F) Parent has made available to the Company true, correct and complete copies of all material income, franchise, capital and similar Tax Returns filed by Parent or any of its Subsidiaries relating to taxable periods beginning after December 31, 2017.

(ii) None of Parent or any of its Subsidiaries has taken or agreed to take any action or is aware of any fact or circumstance that would, or could reasonably be expected to, prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(l) No Other Representations or Warranties.

(i) Except for the representations and warranties in this Section 4.03, neither Parent nor any other Person makes any express or implied representation or warranty with respect to Parent and its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Parent hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, and except for the representations and warranties made by Parent in this Section 4.03, neither Parent nor any Person makes or has made any representation to the Company or any of the Company’s Affiliates or representatives with respect to any oral or written information presented to the Company or any of the Company’s Affiliates or representatives in the course of their due diligence investigation of Parent (including any financial projections or forecasts), the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(ii) Parent acknowledges and agrees that neither the Company nor any other Person has made or is making any express or implied representation or warranty other than those contained in Section 4.02.

ARTICLE 5

COVENANTS

5.01 Interim Operations. The Company covenants and agrees as to itself and its Subsidiaries that, after the date of this Agreement and prior to the Effective Time (unless Parent shall otherwise approve in writing, and except as otherwise expressly contemplated by this Agreement) and except as required by applicable Law, (a) the business of the Company and its Subsidiaries shall be conducted in the ordinary and usual course, (b) each of the Company and its Subsidiaries shall use its commercially reasonable efforts to preserve its business organizations and assets intact and maintain its rights, franchises, powers and privileges and its existing relations and goodwill with Governmental Authorities, customers, suppliers, distributors, creditors, lessors, employees and business associates and keep available the services of the Company and its Subsidiaries’ present employees and agents, and (c) subject to Section 5.10, the Company and its Subsidiaries shall take no action that would reasonably be expected to adversely affect or materially delay the ability of the Company to obtain any necessary approvals of any Regulatory Authorities or other Governmental Authority required for the transactions contemplated hereby, to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby on a timely basis. Without limiting the generality of and in furtherance of the foregoing, from the date of this Agreement until the Effective Time, except (A) as otherwise expressly required by this Agreement or as required by Law, (B) as Parent may approve in writing (such approval not to be unreasonably withheld or delayed) or (C) as set forth in Section 5.01 of the Company Disclosure Schedule, the Company shall not and shall not permit its Subsidiaries to:

(a) Capital Stock. (i) Other than any shares of Company Common Stock issuable in respect of Company Options, Company Restricted Shares or Company RSUs outstanding on the date hereof or permitted to be granted after the date hereof issue, sell, pledge, dispose of, encumber, permit to become outstanding or authorize the creation of any shares of capital stock or any Rights, or (ii) permit any shares of capital stock of the Company or any of its Subsidiaries to become subject to grants of employee or director stock options, other Rights or similar stock-based employee rights.

(b) Dividends; Etc. (i) Make, declare, pay or set aside for payment of dividends payable in cash, stock or property on or in respect of, or declare or make any distribution on, any shares of its capital stock (except for dividends paid by any direct or indirect wholly-owned Subsidiary to the Company or to any other direct or indirect wholly-owned Subsidiary of the Company), or (ii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire any shares of its capital stock (other than the acquisition of shares of Company Common Stock from a holder of Company Equity Awards in satisfaction of withholding obligations or in payment of the exercise price).

(c) Compensation; Employment Agreements; Etc. Enter into, renew, terminate, amend or otherwise modify any employment, retention, change in control, consulting, transition, termination, severance or similar agreements or arrangements with any director, officer, employee or consultant of the Company or any of its Subsidiaries (in each case, except with respect to change in control and severance agreements, other other in the ordinary course of business with respect to employees or consultants whose total annual (or annualized, if such person provides services to the Company or any of its Subsidiaries for less than the whole year) compensation is less than $100,000 (“Non-Management Service Provider”)), enter into any collective bargaining or similar agreement, pay or award, or commit to pay or award, any bonus or incentive compensation, or grant any salary or wage increase or increase any employee compensation or benefit (including incentive or bonus payments), forgive any loans or issue any loans to any employee or consultant of the Company, except (i) for increases in base salary or wage rates for employees who are not executive officers or Non-Management Service Providers in the ordinary and usual course of business consistent with past practice, provided that no such increase for any employee shall result in an annual adjustment of more than three percent (3%) individually or three percent (3%) in the aggregate, (ii) to the extent required by the terms of an existing Benefit Plan as in effect as of the date hereof and set forth on 5.01(c) of the Company Disclosure Schedule, or (iii) for other changes that are required by applicable Law. Without limiting the generality of the foregoing, except as set forth on Section 5.01(c) of the Company Disclosure Schedule, the Company shall not grant or approve the grant of any new stock options or other equity or equity-based awards or, except as provided in this Agreement, amend or modify the terms of any outstanding stock options or equity-based awards.

(d) Hiring. Hire any person as an employee of the Company or any of its Subsidiaries or engage any independent contractor or promote any employee (other than (i) persons hired or promoted to fill any vacancies arising on or after the date hereof and (ii) any person hired as an employee or any employee promoted to a position with an annual base salary or wage rate and target cash bonus opportunity of no more than $100,000 in the aggregate or any person engaged as an independent contractor with consulting fees and target cash bonus opportunity of no more than $100,000).

(e) Benefit Plans. (i) Enter into, terminate, establish, adopt or amend any Benefit Plans or any other employee benefit or compensation plan, program, policy or arrangement for the benefit or welfare of any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries, except as permitted under Section 5.01(c), or (ii) fund or in any other way secure the payment of any cash benefits, in each case, except to the extent required by (A) applicable Law or (B) the terms of an existing Benefit Plan as in effect as of the date hereof and set forth on Section 4.02(m)(i) of the Company Disclosure Schedule.

(f) Dispositions. Sell, transfer, lease, license, guarantee, mortgage, pledge, encumber or otherwise create any Lien on, dispose of or discontinue any of its assets, deposits, business or properties (other than sales of individual loans and loan participations pursuant to Section 5.01(q)) except in the ordinary and usual course of business consistent with past practice and in a transaction that, together with all other such transactions, is not material to the Company and its Subsidiaries, taken as a whole.

(g) Acquisitions. Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice) all or any portion of the assets, business, equity interests, deposits or properties of any other Person (other than purchases of loans and loan participations pursuant to Section 5.01(q)).

(h) Mergers. Merge or consolidate the Company or any of its Subsidiaries with any other Person, except for any such transactions among its wholly-owned Subsidiaries, or restructure, reorganize or completely or partially liquidate or otherwise enter into any agreements or arrangements imposing material changes or restrictions on its assets, operations or businesses.

(i) Capital Expenditures. Make any capital expenditures in excess of $50,000 individually or $250,000 in the aggregate.

(j) Governing Documents. Amend either the Company Charter or the Company Bylaws, or the organizational documents of any of its Subsidiaries.

(k) Accounting Methods. (i) Implement or adopt any change in the Company’s book or tax accounting principles, practices or methods, other than as may be required by GAAP, and as concurred in by the Company’s independent public accountants, or as required by Section 5.09 of this Agreement or (ii) except as may be required by GAAP, and in the ordinary course of business consistent with past practice, revalue in any material respect any of its assets (including any Contract that would be a Material Contract as a result of entering into, modifying or amending such Contract), other than in the ordinary course of business consistent with past practice.

(l) Contracts. Except with respect to Contracts relating to loans or loan participations made in the ordinary and usual course of business consistent with past practice and in accordance with Section 5.01(q), enter into, renew or allow to renew automatically, modify, amend or terminate, make any payment not then required under or waive, release or assign any material right or claims under, any Material Contract or any Contract which would be a Material Contract if it were in existence on the date hereof in each case which is not terminable at will or with thirty (30) calendar days or less notice without payment of any amount other than for products delivered or services performed through the date of termination.

(m) Claims. Enter into any settlement, compromise or similar agreement with respect to, any action, suit, proceeding, order or investigation to which the Company or any of its Subsidiaries is or becomes a party after the date of this Agreement, which settlement, compromise, agreement or action involves payment by the Company or any Subsidiary of an amount that exceeds $25,000 individually or $100,000 in the aggregate or would impose any material restriction on the business of the Surviving Corporation or create adverse precedent for claims that are reasonably likely to be material to the Company and its Subsidiaries, taken as a whole.

(n) Adverse Actions. Take any action or omit to take any action that is intended to or would reasonably be likely to result in (i) any of the Company’s representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (ii) any of the conditions to the Merger set forth in Article VI not being satisfied, (iii) the Merger being prevented or impeded from qualifying as a reorganization within the meaning of Section 368 of the Code or (iv) a material violation of any provision of this Agreement, except as may be required by applicable Law; provided that nothing in this Section 5.01(n) shall preclude the Company from exercising its rights under the Voting Agreements.

(o) Risk Management. Except as required by applicable Law, the FDIC or the CDFPI, (i) implement or adopt any material change in its interest rate and other risk management policies, procedures or practices, (ii) fail to follow in all material respects, the Company’s or its applicable Subsidiary’s existing policies or practices with respect to managing its exposure to interest rate and other risk or (iii) fail to use commercially reasonable efforts to avoid any material increase in the Company’s aggregate exposure to interest rate risk.

(p) Indebtedness. Incur or modify any indebtedness for borrowed money or other liability (other than deposits, federal funds borrowings and borrowings from the Federal Home Loan Bank of San Francisco or indebtedness of the Company or any of its wholly-owned Subsidiaries to the Company or any of its Subsidiaries) or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person.

(q) Loans. (i) Make any loan or loan commitment to any Person which would, when aggregated with all outstanding loans or loan commitments or any renewals or extensions thereof made to such Person and any Affiliate or immediate family member of such Person, exceed $3,000,000; (ii) make any loan or loan commitment to any Person with a Criticized Loan; or (iii) purchase or sell any (y) Criticized Loan or (z) any loan in excess of $3,000,000, in each case, without first submitting a copy of the loan write up containing the information customarily submitted as part of the loan write up, to the chief credit officer of Parent two (2) full Business Days prior to taking such action; provided that, if Parent objects in writing to such loan or loan commitment or such purchase or sale within two (2) Business Days after receiving such loan write up, the Company shall obtain the approval of the Credit Policy Committee of the board of directors of PM Bank prior to making such loan or loan commitment or such purchase or sale. The Company shall not forgive any loans to directors, officers or employees.

(r) Investments. (i) Other than in accordance with the investment policies of the Company or any of its Subsidiaries in effect on the date hereof or in securities transactions as provided in (ii) below, make any investment either by contributions to capital, property transfers or purchase of any property or assets of any Person or (ii) other than purchases of direct obligations of the United States of America or obligations of United States government agencies which are entitled to the full faith and credit of the United States of America, in any case with a remaining maturity at the time of purchase of 18 months or less, purchase or acquire securities of any type; provided, however, that in the case of investment securities, the Company may purchase investment securities if, within two (2) Business Days after the Company requests in writing (which request shall describe in detail the investment securities to be purchased and the price thereof) that Parent consent to making of any such purchase, Parent has approved such request in writing or has not responded in writing to such request.

(s) Taxes. (i) Commence or settle any litigation or proceeding with respect to any liability for material Taxes, take any action which is reasonably likely to have a material adverse impact on the Tax position of the Company, or, after the Merger, which is reasonably likely to have a material adverse impact on the Tax position of the Surviving Corporation, (ii) except in the ordinary course of business consistent with past practice, make or change any material express or deemed Tax election or file any material Tax Return, (iii) file any amended Tax Return, (iv) change any of its methods of reporting income or deductions for Tax purposes, (v) change the entity classification of the Company or any of its Subsidiaries, or (vi) consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment.

(t) Branches. Make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility of the Company or any of its Subsidiaries.

(u) New Business. Enter into any new line of business or change in any material respect the Company’s lending, investment, underwriting, risk and asset liability management and other banking and operating, securitization and servicing policies, as applicable (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof), except as required by applicable Law or policies imposed by any Governmental Authority.

(v) Lending Practices. Other than in the ordinary course of business consistent with past practice, make any material changes in its policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service loans or (ii) the Company’s hedging practices and policies, in each case except as required by Law or requested by a Governmental Authority.

(w) Commitments. Agree or commit to do any of the foregoing.

5.02 Parent Forbearance. Parent covenants and agrees as to itself and its Subsidiaries that, after the date of this Agreement and prior to the Effective Time (unless the Company shall otherwise approve in writing, and except as otherwise expressly contemplated by this Agreement or as set forth in Section 5.02 of the Parent Disclosure Schedule) and except as required by applicable Law, it shall not and shall cause each of its Subsidiaries not to:

(a) Adverse Actions. Take any action or omit to take any action that is intended to or would reasonably be likely to result in (i) any of the Parent’s representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (ii) any of the conditions to the Merger set forth in Article VI not being satisfied, (iii) the Merger being prevented or impeded from qualifying as a reorganization within the meaning of Section 368 of the Code, or (iv) a material violation of any provision of this Agreement; provided that nothing in this Section 5.02(a) shall preclude Parent from exercising its rights under the Voting Agreements;

(b) Governing Documents. Amend Parent’s charter or bylaws, or the organizational documents of any of its Subsidiaries, in each case in a manner that would adversely affect the holders of Company Common Stock relative to and disproportionately to all other holders of Parent Common Stock;

(c) Capital Stock. Adjust, split, combine or reclassify any capital stock of Parent;

(d) Dividends. Make, declare, pay or set aside for payment any extraordinary dividend or distribution on or in respect of any shares of Parent Common Stock;

(e) Acquisitions. Acquire, including without limitation, by merger or consolidation or by investment in a partnership or joint venture, all or any material portion of the assets, business, securities, deposits or properties of any Person or division or business unit thereof, in each case, that would reasonably be expected to prevent or materially impede or delay the consummation of the Merger (including the receipt of any regulatory approval required to consummate the Merger); or

(f) Commitments. Enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.

5.03 Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, each of the Company and Parent agrees to cooperate with the other and use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable on its part under this Agreement or under applicable Laws to consummate and make effective the Merger, the Bank Merger and the other transactions contemplated hereby as promptly as practicable, including the satisfaction of the conditions set forth in Article VI hereof.

5.04 Company Shareholder Approval. The Company agrees to take, in accordance with applicable Law and the Company Charter and the Company Bylaws, all action necessary to convene as soon as practicable after the Registration Statement is declared effective (and will in any event use reasonable best efforts to convene such meeting no later than forty-five (45) calendar days after the Registration Statement is declared effective), a special meeting or meetings of its shareholders duly called and held for such purposes (the “Company Meeting”) to consider and to obtain the Company Shareholder Approval. Subject to Section 5.06(c), the Company Board shall at all times prior to and during such special meeting recommend such approval and shall use its reasonable best efforts to solicit such approval by its shareholders (the “Company Board Recommendation”). Without limiting the generality of the foregoing, unless this Agreement has terminated in accordance with its terms, this Agreement and the Merger shall be submitted to the Company’s shareholders at the Company Meeting whether or not (x) the Company’s Board of Directors shall have effected a Company Change of Recommendation or (y) any Acquisition Proposal shall have been publicly proposed or announced or otherwise submitted to the Company or any of its advisors. The Company shall not, without the prior written consent of Parent, adjourn or postpone the Company Meeting; provided that the Company may, without the prior written consent of Parent, adjourn or postpone the Company Meeting (A) if, as of the time for which the Company Meeting is originally scheduled (as set forth in the Prospectus/Proxy Statement), there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Meeting, (B) after consultation with Parent, if the failure to adjourn or postpone the Company Meeting would reasonably be expected to be a violation of applicable Law for the distribution of any required supplement or amendment to the Prospectus/Proxy Statement, or (C) after consultation with Parent, for a single period not to exceed ten (10) Business Days, to solicit additional proxies if necessary to obtain the Company Shareholder Approval. Parent may require the Company to adjourn, delay or postpone the Company Meeting once for a period not to exceed thirty (30) calendar days (but prior to the date that is four (4) Business Days prior to the End Date) to solicit additional proxies necessary to obtain the Company Shareholder Approval. Once the Company has established a record date for the

Company Meeting, the Company shall not change such record date or establish a different record date for the Company Meeting without the prior written consent of Parent, unless required to do so by applicable Law or the Company Charter or the Company Bylaws or in connection with a postponement or adjournment of the Company Meeting permitted by this Section 5.04. Without the prior written consent of Parent, approval of the principal terms of this Agreement and the transactions contemplated hereby (including the Merger) shall be the only matter (other than matters of procedure (including a customary adjournment proposal to solicit additional proxies if necessary to obtain the Company Shareholder Approval) and matters required by applicable Law to be voted on by the Company’s shareholders in connection with the approval of this Agreement and the transactions contemplated hereby) that the Company shall propose to be acted on by the shareholders of the Company at the Company Meeting.

5.05 Parent Stockholder Approval. Parent agrees to take, in accordance with applicable Law and the Parent Charter and the Parent Bylaws, all action necessary to convene as soon as practicable after the Registration Statement is declared effective (and will in any event use reasonable best efforts to convene such meeting no later than forty-five (45) calendar days after the Registration Statement is declared effective), a special meeting or meetings of its stockholders duly called and held for such purposes (the “Parent Meeting”) to consider and to obtain the Parent Stockholder Approval. The Parent Board shall at all times prior to and during such special meeting recommend such approval and shall use its reasonable best efforts to solicit such approval by its stockholders (the “Parent Board Recommendation”).

5.06 Registration Statement; Joint Proxy Statement; Change of Recommendation.

(a) The Company and Parent shall prepare and file with the SEC the Prospectus/Proxy Statement (as defined below), and Parent shall prepare and file with the SEC the Registration Statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of shares of Parent Common Stock in the Merger (including the joint proxy statement and prospectus (the “Prospectus/Proxy Statement”) constituting a part thereof, the “Registration Statement”), as promptly as practicable, and in any event within thirty (30) Business Days after the date hereof. Parent and the Company each shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and promptly thereafter mail the Prospectus/Proxy Statement to the respective holders of Company Common Stock and Parent Common Stock. Parent shall reasonably promptly provide the Company with copies of any written comments and advise the Company of any oral comments with respect to the Registration Statement received from the SEC. Each Party shall cooperate and provide the other with a reasonable opportunity to review and comment on any amendment or supplement to the Registration Statement prior to filing such with the SEC.

(b) The Company and Parent each agrees, as to itself and its Subsidiaries, that (i) the Registration Statement will not, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, in each case with respect to the information supplied or to be supplied by it or its Subsidiaries for inclusion or incorporation by reference in the Registration Statement, and (ii) the Prospectus/Proxy Statement and any amendment or supplement thereto will not, at the date of mailing to Company shareholders and Parent stockholders and at the times of the Company Meeting and the Parent Meeting to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, in each case with respect to the information supplied or to be supplied by it or its Subsidiaries for inclusion or incorporation by reference in the Prospectus/Proxy Statement. The Company and Parent will cause the Registration Statement to comply as to form in all material respects with the applicable provisions of the Securities Act and the rules and regulations thereunder. Each of the Company and Parent agrees that if such Party shall become aware prior to the Effective Time of any information furnished by such Party that would cause any of the statements in the Prospectus/Proxy Statement to be false or misleading with respect to any material fact, or that would result in an omission to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other Party thereof and to take the necessary steps to correct the Prospectus/Proxy Statement.

(c)

(i) The Company Board and each committee thereof shall not:

(A) except as expressly permitted by, and after compliance with, Section 5.06(c)(ii) hereof, withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent, the Company Board Recommendation with respect to the Merger (a “Company Change of Recommendation”); or

(B) cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (other than a confidentiality agreement referred to in Section 5.08 entered into in compliance with Section 5.08) (an “Alternative Acquisition Agreement”) relating to any Acquisition Proposal made to the Company.

(ii) Notwithstanding anything to the contrary set forth in this Agreement, prior to the time, but not after, the Company Shareholder Approval contemplated by this Agreement is obtained, the Company Board may withhold, withdraw or adversely modify the Company Board Recommendation or approve, recommend or otherwise declare advisable any Superior Proposal made to the Company after the date hereof that was not solicited, initiated, encouraged or facilitated in breach of this Agreement, if (A) an unsolicited bona fide written offer is made to the Company and is not withdrawn and the Company Board determines in good faith (after consultation with its financial advisor and outside counsel) that such Acquisition Proposal is a Superior Proposal, and (B) the Company Board determines in good faith, after consultation with outside counsel, that the failure to take such action would result in a violation of the directors’ fiduciary duties under applicable Law; provided, however, that no such Company Change of Recommendation may be made until after (I) at least five (5) Business Days following Parent’s receipt of notice from the Company advising that the Company Board intends to take such action and the basis therefor, including all necessary information under Section 5.08 and (II) the Company has negotiated in good faith to permit Parent to modify this Agreement during such five (5) Business Day period. In determining whether to make a Company Change of Recommendation, the Company Board shall take into account any changes to the terms of this Agreement proposed by Parent and any other information provided by Parent in response to such notice. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 5.05, including with respect to the notice period referred to in this Section 5.05.

(d) The Parent Board and each committee thereof shall not withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to the Company, the Parent Board Recommendation with respect to the Merger (a “Parent Change of Recommendation”).

(e) Press Releases. The Company and Parent shall consult with each other before issuing any press release with respect to the Merger and this Agreement and (except with respect to a Company Change of Recommendation, subject to compliance with Section 5.06(c)) and shall not issue any such press release or make any such public statements without the prior consent of the other Party, which consent shall not be unreasonably withheld or delayed; provided, however, that a Party may, without the prior consent of the other Party (but after such consultation, to the extent practicable in the circumstances), issue such press release or make such public statements as may upon the advice of outside counsel be required by Law or the rules or regulations of NASDAQ or the SEC. The Company and Parent shall cooperate to develop all public announcement materials and make appropriate management available at presentations related to the transactions contemplated by this Agreement as reasonably requested by the other Party.

5.07 Access; Information.

(a) The Parties agree that upon reasonable notice and subject to applicable Laws relating to the exchange of information and in each case subject to the requirements that such requests or access shall not unreasonably interfere with the business or operations of the Party, it shall afford the other Party and its officers, employees, counsel, accountants and other authorized representatives reasonable access during normal business hours throughout the period prior to the Effective Time to its books, records (including Tax Returns and work papers of independent auditors), Contracts, properties and personnel and to such other information as such other Party may reasonably request (subject to compliance with all applicable Laws and commercially reasonable health and safety procedures imposed by such Party with respect to its and its Subsidiaries’ employees) and, during such period, the Parties shall furnish to the other Party promptly all information concerning its business, properties and personnel as the other Party may reasonably request.

(b) The Company agrees that, subject to applicable Laws, it shall cooperate in good faith with Parent on preparing for the development of mutually agreed operating issues to be implemented after the Effective Time, which the Parties agree have priority including assisting in developing and implementing plans for integration and conversion and other matters affecting branches, customers and back office operations.

(c) Each Party agrees that it will, and will cause its representatives to, hold any information obtained pursuant to this Section 5.07 in accordance with the terms of the Confidentiality Agreement, dated as of January 30, 2021 (the “Confidentiality Agreement”), between Parent and the Company.

(d) No investigation by either Party of the business and affairs of the other Party shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to such Party’s obligation to consummate the transactions contemplated by this Agreement.

(e) Notwithstanding anything in this Section 5.07 to the contrary, no Party shall be required to provide the other Party with access or disclose information where such access or disclosure would, in the reasonable opinion of such Party’s counsel, jeopardize the attorney-client privilege of the such Party, or contravene any binding Contract entered into by such Party prior to the date of this Agreement or any Law applicable to such Party. In the event any of the restrictions in this Section 5.07(e) shall apply, each Party shall use its commercially reasonable efforts to make appropriate alternate disclosure arrangements, including adopting additional specific procedures to protect the confidentiality of sensitive material and to ensure compliance with applicable Law.

5.08 Acquisition Proposals. The Company agrees that neither it nor any of its Subsidiaries nor any of their respective officers, directors, employees and Affiliates shall, and that it shall direct and use its reasonable best efforts to cause its and its Subsidiaries’ agents and representatives (including any financial advisor, attorney or accountant retained by it or acting on its behalf) not to, directly or indirectly, initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any proposal or offer with respect to an Acquisition Proposal. The Company further agrees that neither it nor any of its Subsidiaries nor any of their respective officers, directors, employees and Affiliates shall, and that it shall direct and use its reasonable best efforts to cause its agents and representatives (including any financial advisor, attorney or accountant retained by it or acting on its behalf) not to, directly or indirectly, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any Person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal; provided, however, that nothing contained in this Agreement shall prevent the Company or the Company Board from (A) complying with Rule 14d-9 and Rule 14d-2 under the Exchange Act with respect to an Acquisition Proposal; provided, that such rules will in no way eliminate or modify the effect that any action pursuant to such rules would otherwise have under this Agreement; (B) at any time prior, but not after, the Company Shareholder Approval is obtained, providing information in response to a request therefor by a Person who has made an unsolicited bona fide written Acquisition Proposal if the Company receives from the Person so requesting such information an executed confidentiality agreement on terms not less restrictive in the aggregate to the other party than those contained in the Confidentiality Agreement; or (C) engaging in any negotiations or discussions with any Person who has made an unsolicited bona fide written Acquisition Proposal if and only to the extent that, in each such case referred to in clause (B) or (C) above, the Company Board determines in good faith (after consultation with outside legal counsel) that the failure to take such action would reasonably be expected to violate the directors’ fiduciary duties under applicable Law. The Company agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposals. The Company agrees that it will take the necessary steps to promptly inform the individuals referred to in the first sentence hereof of the obligations undertaken in this Section 5.08. The Company agrees that it will notify Parent promptly, but in no event later than the next succeeding Business Day, if any such inquiries, proposals or offers are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, any of its representatives, indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposal or offer and thereafter shall keep Parent informed, on a current basis, of the status and terms of any such proposals or offers and the status of any such discussions or negotiations.

5.09 Certain Policies . Immediately prior to the Effective Time and provided that Parent has confirmed in writing that all conditions to its obligations to effect the Merger have been satisfied or waived and that it is prepared to effect the Merger, the Company and PM Bank shall, consistent with GAAP, the rules and regulations of the SEC and the rules and regulations of the CDFPI, the Federal Reserve and applicable banking Law, modify or change its loan, other real estate owned, accrual, reserve, Tax, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to be applied on a basis that is consistent with that of BoC Bank; provided, however, that unless the modification or changes would otherwise be necessary to be consistent with applicable Law or with regulatory accounting principles and GAAP, no such modification or change shall constitute or be deemed to be a breach, violation of or failure to satisfy any representation, warranty, covenant, agreement, condition or other provision of this Agreement or otherwise be considered in determining whether any such breach, violation or failure to satisfy shall have occurred, or as an admission or acknowledgement by the Company that any such modification or change is appropriate or required or that any financial statement or information previously provided by the Company was incorrect in any respect.

5.10 Regulatory Applications .

(a) Each of Parent and the Company shall cooperate and use their respective reasonable best efforts to prepare and file, or in the case of Parent cause to be filed, all documentation to effect all necessary notices, reports and other filings and to obtain all permits, consents, approvals and authorizations necessary or advisable to be obtained from any third parties and/or Governmental Authorities in order to consummate the Merger, the Bank Merger or any of the other transactions contemplated hereby; and any initial filings with Governmental Authorities shall be made by Parent as soon as reasonably practicable after the execution hereof and in any event within forty-five (45) calendar days of the date hereof. Subject to applicable Laws relating to the exchange of information, each of Parent and the Company shall have the right to review in advance, and to the extent practicable, each shall consult with the other on, all written information submitted to any third party and/or any Governmental Authority in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement. In exercising the foregoing right, each of such Parties agrees to act reasonably and as promptly as practicable. Each Party hereto agrees that it shall consult with the other Party hereto with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and/or Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement, and each Party shall keep the other Party apprised of the status of matters relating to completion of the transactions contemplated hereby (including promptly furnishing the other with copies of the non-confidential portions of notices or other communications received by Parent or the Company, as the case may be, from any third party and/or Governmental Authority with respect to the Merger, the Bank Merger and the other transactions contemplated by this Agreement, and, to the extent permitted by Law, providing descriptions of any oral communications from such Persons). Notwithstanding the foregoing, nothing contained herein shall be deemed to require Parent or any of its Subsidiaries to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of Governmental Authorities that would reasonably be likely, in each case following the Effective Time (but regardless when the action, condition or restriction is to be taken or implemented), to (i) have a Parent Material Adverse Effect (measured on a scale relative to the Company) or a Company Material Adverse Effect; or (ii) require Parent, BoC Bank or the Surviving Corporation or the surviving bank in the Bank Merger to raise additional capital in an amount that would materially reduce the economic benefits of the Merger to Parent or the holders of Parent Common Stock (including the Company shareholders in respect of shares of Parent Common Stock received by them in the Merger) (a “Materially Burdensome Regulatory Condition”).

(b) Each Party agrees, upon request, to furnish the other Party with all information concerning itself, its Subsidiaries, directors, officers and stockholders, as applicable, and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other Party to any third party and/or Governmental Authority.

5.11 Indemnification; Director’s and Officer’s Insurance.

(a) Parent agrees that from and after the Effective Time, Parent and the Surviving Corporation will indemnify and hold harmless each present and former director and officer of the Company (each, an “Indemnified Party” and, collectively, the “Indemnified Parties”) against all costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of actions or omissions occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement) (each a “Claim”), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable Law (and Parent or the Surviving Corporation shall also advance expenses as incurred to the fullest extent permitted under applicable Law; provided, however, the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification). Further, the Surviving Corporation shall assume, perform and observe the obligations of the Company under any agreements in effect as of the date of this Agreement to indemnify those Persons who are or have at any time been directors and officers of the Company for their acts and omissions occurring at or prior to the Effective Time in their capacity as officers or directors.

(b) Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 5.11, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Parent or the Surviving Corporation thereof, but the failure to so notify shall not relieve Parent or the Surviving Corporation of any liability it may have to such Indemnified Party if such failure does not materially prejudice Parent or the Surviving Corporation. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) Parent or the Surviving Corporation shall have the right to assume the defense thereof and Parent and the Surviving Corporation shall not be liable to such Indemnified Party for any legal expenses or other counsel or any other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof; provided, however, that none of Parent or the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any Claim for which indemnification has been sought by an Indemnified Party hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Claim or such Indemnified Party otherwise consents in writing to such settlement, compromise or consent, (ii) the Indemnified Party will cooperate in the defense of any such matter and (iii) Parent and the Surviving Corporation shall not be liable for any settlement effected without its prior written consent; provided, however, that Parent and the Surviving Corporation shall not have any obligation hereunder to any Indemnified Party if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

(c) Parent shall or, with the prior written consent of Parent, the Company may, purchase, at or prior to the Effective Time, a six (6)-year prepaid “tail” policy on terms and conditions providing substantially equivalent benefits as the current policies of the directors’ and officers’ liability insurance maintained by the Company and its Subsidiaries with respect to matters arising at or prior to the Effective Time, covering without limitation the Merger and the other transactions contemplated hereby, at an aggregate cost up to but not exceeding 250% of the current annual premium for such insurance. If such prepaid “tail” policy has been obtained prior to the Effective Time, Parent shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation, and no other party shall have any further obligation to purchase or pay for insurance pursuant to this Section 5.11.

(d) If the Surviving Corporation or any of its successors or assigns shall (i) consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or substantially all of its properties and assets to any other Person, then, and in each case, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall assume the obligations set forth in this Section 5.11.

5.12 Benefit Plans.

(a) From the Effective Time through the first anniversary thereof, Parent shall provide, or cause to be provided, to each of the employees of the Company and its Subsidiaries as of immediately prior to the Effective Time who continue employment with Parent or any of its Subsidiaries following the Effective Time (such employees “Continuing Employees”) with a base salary or base wage, cash incentive opportunities and pension and welfare opportunities (excluding equity and long term incentive compensation) that are substantially comparable in the aggregate to those that are generally made available to similarly situated employees of Parent and its Subsidiaries, and severance benefits that are the greater of the severance benefits as set forth in Schedule 5.12(a) and any severance benefits that are generally made available to similarly situated employees of Parent and its Subsidiaries.

(b) Parent will use commercially reasonable efforts to cause each of its employee benefit and compensation plans to take into account, for purposes of eligibility, vesting, levels of benefits and benefit accrual thereunder, the service of the Continuing Employees with the Company and its Subsidiaries (including any predecessor entities) as if such service were with Parent, to the same extent that such service was credited under a comparable plan of the Company or any of its Subsidiaries (except to the extent it would result in a duplication of benefits for the same period of service and other than for benefit accrual purposes under any defined benefit pension plan of Parent or its Subsidiaries and for purposes of qualifying for subsidized early retirement benefits).

(c) From and after the Effective Time, without limiting the generality of Section 5.12(a), with respect to each Continuing Employee (and their beneficiaries) Parent shall use commercially reasonable efforts to cause each life, disability, medical, dental or health plan of Parent or its Subsidiaries in which each such Continuing Employee becomes eligible to participate to (i) waive any preexisting condition limitations to the extent such conditions were covered under the applicable life, disability, medical, dental or health plans of the Company or any of its Subsidiaries, (ii) provide full credit under medical, dental and health plans for any deductibles, co-payment and out-of-pocket expenses incurred by the Continuing Employees (and their beneficiaries) under analogous plans of the Company or any of its Subsidiaries prior to the Effective Time during the portion of the applicable plan year prior to participation, and (iii) waive any waiting period limitation, actively-at-work requirement or evidence of insurability requirement that would otherwise be applicable to such Continuing Employees and their beneficiaries on or after the Effective Time to the extent such employee or beneficiary had satisfied any similar limitation or requirement under an analogous plan prior to the Effective Time.

(d) Prior to the Effective Time, if requested by Parent in writing no later than ten (10) days prior to the Effective Time, to the extent permitted by applicable Law and the terms of the applicable plan or arrangement, the Company shall cause the Company’s 401(k) plan (the “Company 401(k) Plan”) to be terminated effective immediately prior to the Effective Time. In the event that Parent requests that the Company 401(k) Plan be terminated, the Company shall provide Parent with evidence that such Company 401(k) Plan has been terminated (the form and substance of which shall be subject to review and approval by Parent, such approval not to be unreasonably withheld) not later than the day immediately preceding the Effective Time; provided, however, that the effectiveness of such termination may be conditioned on the consummation of the Merger. As soon as administratively practicable following the Effective Time and consistent with the Company 401(k) Plan’s normal distribution procedures, all Continuing Employees shall be eligible to receive, at their election, a distribution of their entire account balance from the Company 401(k) Plan. Following the Effective Time, Parent shall use commercially reasonable efforts to provide that a defined contribution qualified retirement plan with a cash or deferred arrangement established and maintained by Parent or its Affiliates shall accept rollovers of such distributions and participant loans by the Continuing Employees that elect such rollovers from the Company 401(k) Plan. The Parties agree to cooperate as reasonably necessary so as not to place any participant 401(k) loan with respect to a Continuing Employee’s rollover account into default during the period from the Effective Time until the rollover is completed; provided, that such employee continues making loan repayments on a timely basis during such period as may be required to prevent a loan default.

(e) To the extent any Benefit Plan limits the amount paid or payable (whether in cash, in property, or in the form of benefits) by the Company or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) in order to preclude such amount from being considered an “excess parachute payment” within the meaning of Section 280G of the Code, the Company shall not waive any such limitation or amend any such Benefit Plan to eliminate or materially alter such limitation.

(f) Prior to making any written or oral communications to a broad-based group of the officers or employees of the Company or any of its Subsidiaries pertaining to compensation or benefits matters that are materially affected by the transactions contemplated by this Agreement, the Company shall provide Parent with a copy of the intended communication, Parent shall have a reasonable period of time to review and comment on the communication, and the Company shall consider any such comments in good faith.

(g) Notwithstanding any other provision of this Agreement, nothing contained in this Section 5.12 shall (i) be deemed to be the adoption of, or an amendment to, any employee benefit plan, program, arrangement, contract or practice, or otherwise limit the right of the Company, Parent or their respective Affiliates, to amend, modify or terminate any employee benefit plan, program, arrangement, contract or practice or (ii) give any third party any right to enforce the provisions of this Section 5.12.

5.13 Notification of Certain Matters. Each of the Company and Parent shall give prompt notice to the other of any fact, event or circumstance known to it that (i) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in a Company Material Adverse Effect or Parent Material Adverse Effect, as the case may be, or to prevent, materially delay or materially impair the ability of the Company or Parent, as the case may be, to consummate the transactions contemplated by this Agreement or (ii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein. Additionally, the Company shall promptly notify Parent in the event that (i) any Loan not otherwise listed on Schedule 4.02(t)(v) of the Company Disclosure Schedule and which has an aggregate principal balance in excess of $1,000,000 becomes a Criticized Loan or (ii) it charges off any amounts outstanding in respect of any Loan in an aggregate amount of $500,000 or greater.

5.14 Third-Party Agreements.

(a) The Parties shall use their reasonable best efforts to obtain (i) the consents or waivers required to be obtained from any third parties in connection with the Merger, the Bank Merger and the other transactions contemplated hereby (in such form and content as mutually agreed by the Parties) promptly after the date of this Agreement and (ii) the cooperation of such third parties (including at Parent’s request, with respect to the termination of Contracts following the Effective Time) to effect a smooth transition in accordance with the Parties’ timetable at or after the Effective Time.

(b) Without limiting the generality of Section 5.14(a), each of the Parties shall use all reasonable efforts to provide data processing, item processing and other processing support or outside contractors to assist in performing all tasks reasonably required to result in a successful conversion of the data and other files and records of the Company and its Subsidiaries to Parent’s production environment, in such a manner sufficient to ensure that a successful conversion will occur at the time (on or after the Effective Time) mutually agreed by the Parties, subject to any applicable Laws, including Laws regarding the exchange of information and other Laws regarding competition. Among other things, the Company shall:

(i) reasonably cooperate with Parent to establish a mutually agreeable project plan to effectuate the conversion;

(ii) use its commercially reasonable efforts to have the Company’s outside contractors continue to support both the conversion effort and its ongoing needs until the conversion can be established;

(iii) provide, or use its commercially reasonable efforts to obtain from any outside contractors, all data or other files and layouts reasonably requested by Parent for use in planning the conversion, as soon as reasonably practicable;

(iv) provide reasonable access to the Company’s personnel and facilities and, with the consent of its outside contractors, its outside contractors’ personnel and facilities, to enable the conversion effort to be completed on schedule; and

(v) give notice of termination, conditioned upon the completion of the transactions contemplated by this Agreement, of the Contracts of outside data, item and other processing contractors or other third-party vendors to which the Company or any of its Subsidiaries are bound when directed to do so by Parent.

(c) Parent agrees that all actions taken pursuant to this Section 5.14 shall be taken in a manner intended to minimize disruption to the customary business activities of the Company and its Subsidiaries.

5.15 Closing Financial Statements. At least eight (8) Business Days prior to the Effective Time of the Merger, the Company shall provide Parent with the Company’s consolidated financial statements presenting the financial condition of the Company and its Subsidiaries as of the close of business on the last day of the last month ended prior to the Effective Time of the Merger and the Company’s consolidated results of operations for the period from January 1, 2021 through the close of business on the last day of the last month ended prior to the Effective Time of the Merger (the “Closing Financial Statements”); provided, however, that if the Effective Time of the Merger occurs on or before the fifteenth (15th) Business Day of the month, the Company shall have provided consolidated financial statements as of and through the second month preceding the Effective Time of the Merger. Such financial statements shall have been prepared in accordance with GAAP and regulatory accounting principles and other applicable legal and accounting requirements, and reflect all period-end accruals and other adjustments. Such financial statements shall be accompanied by a certificate of the Company’s chief financial officer, dated as of the Effective Time, to the effect that such financial statements continue to reflect accurately, as of the date of the certificate, the financial condition of the Company in all material respects. Such Closing Financial Statements shall also reflect accruals for all Professional Fees incurred or expected to be incurred (whether or not doing so is in accordance with GAAP) and shall be accompanied by a certificate of the Company’s chief financial officer, dated as of the Effective Time, to the effect that such financial statements meet the requirements of this Section 5.15.

5.16 NASDAQ and NYSE Matters. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of NASDAQ to enable the delisting of the shares of Company Common Stock from NASDAQ and the deregistration of the shares of Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time. Prior to the Closing Date, Parent shall file with the NYSE any required notices or forms with respect to the shares of Parent Common Stock to be issued in the Merger.

5.17 Section 16 Matters. Each of the Company Board and the Parent Board shall, prior to the Effective Time, take all such actions as may be necessary or appropriate pursuant to Rule 16b-3(d) and Rule 16b-3(e) under the Exchange Act to exempt the conversion of shares of Company Common Stock into shares of Parent Common Stock pursuant to the terms of this Agreement by officers and directors of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act or by employees of the Company who may become an officer or director of Parent subject to the reporting requirements of Section 16(a) of the Exchange Act. In furtherance of the foregoing, prior to the Effective Time, (i) the Company Board shall adopt resolutions that specify (A) the name of each individual whose disposition of shares of Company Common Stock (including Company Equity Awards) is to be exempted, (B) the number of shares of Company Common Stock (including Company Equity Awards) to be disposed of by each such individual and (C) that the approval is granted for purposes of exempting the disposition from Section 16(b) of the Exchange Act under Rule 16b-3(e) of the Exchange Act and (ii) the Parent Board shall adopt resolutions that specify (A) the name of each individual whose acquisition of shares of Parent Common Stock is to be exempted, (B) the number of shares of Parent Common Stock to be acquired by each such individual and (C) that the approval is granted for purposes of exempting the acquisition from Section 16(b) of the Exchange Act under Rule 16b-3(d) of the Exchange Act. Each Party shall provide to counsel of the other Party for its review (x) copies of such resolutions to be adopted by the respective boards of directors prior to such adoption and (y) copies of such resolutions as adopted, and each Party shall provide the other Party with such information as shall be reasonably necessary for the other Party’s board of directors to set forth the information required in the resolutions of such board of directors.

5.18 Takeover Statute. At all times prior to the Effective Time, the Company shall: (a) take all reasonable action necessary to ensure that no Takeover Statute is or becomes applicable to this Agreement or the transactions contemplated hereby and thereby, including the Merger; and (b) if any Takeover Statute becomes applicable to this Agreement or the transactions contemplated hereby or thereby, including the Merger, take all reasonable action necessary to ensure that the transactions contemplated by this Agreement, including the Merger, may be consummated as promptly as practicable on the terms contemplated hereby and otherwise to minimize the effect of such Takeover Statute on this Agreement or the transactions contemplated hereby, including the Merger.

5.19 Bank Merger. Promptly after the Merger, the Bank Merger will occur, with BoC Bank as the surviving bank. The Parties agree that the Bank Merger will become effective immediately after the Effective Time. In furtherance of the foregoing, the Parties shall execute and cause to be filed applicable articles or certificates of merger and such other documents as are necessary to make the Bank Merger effective (the “Bank Merger Certificates”) immediately following the Effective Time. The effect of the Bank Merger shall be as provided in the National Bank Act and the rules and regulations of the OCC and § 4887 of the CFC, including any regulations or rules promulgated thereunder.

5.20 Trust Preferred Securities. Upon the Effective Time, Parent shall assume the due and punctual performance and observance of the covenants to be performed by the Company under the indentures and guarantee agreements listed on Section 5.20 of the Company Disclosure Schedule relating to the trust capital securities issued by various trust business subsidiaries of the Company and assumed by the Company (collectively, the “Trust Preferred Securities”) and the due and punctual payment of the principal of and premium, if any, and interest on the Trust Preferred Securities. In connection therewith, Parent and the Company shall execute and deliver any supplemental indentures or other documents required to make such assumptions effective and shall provide any opinion of counsel to the trustee thereof if requested.

5.21 Parent’s Board of Directors . Prior to the Effective Time, Parent’s Nominating and Governance Committee shall recommend to the Parent Board two (2) Persons from the Company Board to serve on the Parent Board effective at the Effective Time. Each such Person shall have been an active member of the Company Board as of September 30, 2020 through the Effective Time and shall be qualified as an “independent” director of Parent under applicable NYSE rules and otherwise meet any qualifications under the Parent Bylaws and applicable Laws. Upon approval of such Persons by the Parent Board (such approval not to be unreasonably withheld), such directors shall be invited to join the Parent Board and the board of directors of BoC Bank effective as of the Effective Time, and Parent, through the Parent Board and subject to the Parent Board’s fiduciary duties to the stockholders of Parent, shall take all necessary action to nominate such directors for election to the Parent Board in the proxy statement relating to the first annual meeting of the stockholders of Parent following the Effective Time.

5.22 Tax Matters. It is intended that the Merger shall constitute a reorganization pursuant to Section 368(a) of the Code, and that this Agreement shall constitute a “plan of reorganization” as that term is used in Sections 354 and 361 of the Code and Treasury Regulation Section 1.368-2(g). From and after the date of this Agreement and until the Effective Time, each Party hereto shall use commercially reasonable efforts to cause the Merger to qualify as a reorganization pursuant to Section 368(a) of the Code, and each of the Parties shall use its commercially reasonable efforts to obtain the opinions referred to in Sections 6.02(e) and 6.03(f). Each of the Parties agrees to prepare and file all U.S. federal income Tax Returns in accordance with this Section 5.22 and shall not take any position inconsistent therewith in the course of any audit, litigation, or other legal proceeding with respect to U.S. federal income Taxes; provided that nothing contained in this Section 5.22 shall prevent any Party from settling any proposed deficiency or adjustment by any Governmental Authority based upon or arising out of such treatment, and no Party shall be required to litigate before any court any proposed deficiency or adjustment by any Governmental Authority challenging such treatment.

ARTICLE 6

CONDITIONS TO CONSUMMATION OF THE MERGER

6.01 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each Party to effect the Merger is subject to the satisfaction or written waiver at or prior to the Effective Time of each of the following conditions:

(a) Shareholder Approval. The Company shall have obtained the Company Shareholder Approval and Parent shall have obtained the Parent Stockholder Approval.

(b) No Injunction. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger, the Bank Merger or the other transactions contemplated by this Agreement (collectively, an “Order”).

(c) Registration Statement. The Registration Statement shall have become effective under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued, and no proceedings for that purpose shall have been initiated or be threatened, by the SEC.

6.02 Conditions to Obligation of the Company. The obligation of the Company to consummate the Merger is also subject to the fulfillment or written waiver prior to the Effective Time of each of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent set forth in Section 4.03, after giving effect to Section 4.01 and the lead-in to Section 4.03, shall be true and correct as of the date of this Agreement and as of the Closing Date as though made at and as of the Closing Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date) and (ii) the Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent, dated as of the Closing Date, to such effect.

(b) Performance of Obligations of Parent. Parent shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and the Company shall have received a certificate signed by an executive officer of Parent, dated as of the Closing Date, to such effect.

(c) Regulatory Approvals. (i) All consents, registrations, approvals, permits and authorizations required to be obtained prior to the Effective Time by the Company or Parent or any of their respective Subsidiaries from the Federal Reserve Board and the OCC which are necessary to consummate the Merger and the Bank Merger, and (ii) any other consents, registrations, approvals, permits and authorizations from any Governmental Authority the failure of which to be obtained is reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect (measured on a scale relative to the Company) or a Company Material Adverse Effect shall have been made or obtained (as the case may be) and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired.

(d) No Material Adverse Effect. Since the date hereof, no event shall have occurred or circumstance arisen that, individually or taken together with all other facts, circumstances or events, has had or is reasonably likely to have a Parent Material Adverse Effect.

(e) Tax Opinion. The Company shall have received the opinion of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, dated the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify for United States federal income Tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In rendering its opinion, Sheppard, Mullin, Richter & Hampton LLP may require and rely upon representations contained in letters from each of the Company and Parent.

6.03 Conditions to Obligation of Parent. The obligation of Parent to consummate the Merger is also subject to the fulfillment or written waiver by Parent prior to the Effective Time of each of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in Section 4.02, after giving effect to Section 4.01 and the lead-in to Section 4.02, shall be true and correct as of the date of this Agreement and as of the Closing Date as though made at and as of the Closing Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date) and (ii) Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company, dated as of the Closing Date, to such effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company, dated as of the Closing Date, to such effect.

(c) Regulatory Approvals. (i) All consents, registrations, approvals, permits and authorizations required to be obtained prior to the Effective Time by the Company or Parent or any of their respective Subsidiaries from the Federal Reserve Board and the OCC which are necessary to consummate the Merger and the Bank Merger and (ii) any other consents, registrations, approvals, permits and authorizations from any Governmental Authority the failure of which to be obtained is reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect (measured on a scale relative to the Company) or a Company Material Adverse Effect shall have been made or obtained (as the case may be) and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired, and none of such consents, registrations, approvals, permits and authorizations shall contain any Materially Burdensome Regulatory Condition.

(d) Shareholders’ Equity. As of the last business day of the month reflected in the Closing Financial Statements (the “Shareholders’ Equity Measuring Date”), the sum of the Adjusted Shareholders’ Equity and the Company’s ALLL shall not be less than the sum of (i) the Company’s ALLL as of December 31, 2020, (ii) the greater of (A) Adjusted Shareholders’ Equity as of December 31, 2020 or (B) Adjusted Shareholders’ Equity as of March 31, 2021 less $1,525,000 and (iii) any recoveries collected by the Company between the date of this Agreement and the Shareholders’ Equity Measuring Date, in each case as determined in accordance with GAAP. For purposes of this Section 6.03(d), “Adjusted Shareholders’ Equity” means the consolidated equity of the Company as set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2020, the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 or the Closing Financial Statements, as applicable, minus any unrealized gains or plus any unrealized losses (as the case may be) in the Company’s securities portfolio due to mark-to-market adjustments as of applicable date of such financial statements, and adding the sum of (w) all amounts paid or accrued in connection with any actions taken pursuant to Section 5.09 to the extent that such actions were not necessary to bring the Company into conformity with GAAP or any applicable Law of any Governmental Authority, (x) all fees and expenses of all attorneys, accountants, investment bankers and other advisors and agents (“Advisors”) for the Company for services rendered solely in connection with the transactions contemplated by this Agreement (collectively, “Professional Fees”) paid by the Company prior to the Effective Time and which do not exceed in the aggregate $3,700,000 (exclusive of reasonable costs incurred or advanced by such Advisors); (y) attorneys’ fees arising directly and exclusively from any actions, claims, suits or hearings brought by the Company’s shareholders with respect to this Agreement or the transactions contemplated hereby; and (z) any amounts payable by the Company in connection with the cancellation of Company Equity Awards pursuant to Section 3.04, and any costs associated with the termination of employee benefit plans or programs (inclusive of any severance compensation paid or to be paid as provided herein) or any retention bonuses paid in accordance with this Agreement, and any costs incurred in connection with the termination of Contracts pursuant to Section 5.14.

(e) No Material Adverse Effect. Since the date hereof, no event shall have occurred or circumstance arisen that, individually or taken together with all other facts, circumstances or events, has had or is reasonably likely to have a Company Material Adverse Effect.

(f) Tax Opinion. Parent shall have received the opinion of Sullivan & Cromwell LLP, counsel to Parent, dated the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify for United States federal income Tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In rendering its opinion, Sullivan & Cromwell LLP may require and rely upon representations contained in letters from each of the Company and Parent.

ARTICLE 7

TERMINATION

7.01 Termination. This Agreement may be terminated and the Merger may be abandoned:

(a) at any time prior to the Effective Time, whether before or after the Company Shareholder Approval or Parent Stockholder Approval, by action of the board of directors of either Parent or the Company, in the event that both Parties mutually consent in writing to terminate the Agreement;

(b) at any time prior to the Effective Time, whether before or after the Company Shareholder Approval or Parent Stockholder Approval, by action of the board of directors of either Parent or the Company, in the event that the Merger is not consummated by December 31, 2021 (the “End Date”); provided that the End Date may be extended to March 31, 2022 by either Parent or the Company by written notice to the other party if the Closing shall not have occurred by such date, and on such date the conditions set forth in Section 6.02(c) and Section 6.03(c) have not been satisfied or waived and each of the other conditions to consummation of the Merger set forth in ARTICLE 6 has been satisfied, waived or remains capable of being satisfied, except to the extent that the failure of the Merger then to be consummated arises out of or results from the knowing action or inaction of the Party seeking to terminate pursuant to this Section 7.01(b) which action or inaction is in violation of its obligations under this Agreement;

(c) at any time prior to the Effective Time, whether before or after the Company Shareholder Approval or Parent Stockholder Approval, by action of the board of directors of either Parent or the Company if (i) the approval of any Governmental Authority required for consummation of the Merger, the Bank Merger or the other transactions contemplated by this Agreement shall have been denied by final and nonappealable action of such Governmental Authority, or an application thereof shall have been permanently withdrawn by mutual agreement of Parent and the Company at the request or suggestion of a Governmental Authority, or (ii) either the Company Shareholder Approval or the Parent Stockholder Approval is not obtained at the duly convened Company Meeting or Parent Meeting (including any adjournments or postponements of such meetings), as applicable;

(d) at any time prior to the Effective Time, whether before or after the Company Shareholder Approval or the Parent Stockholder Approval, by action of the Company Board if there has been a breach of any representation, warranty, covenant or agreement made by Parent, such that if continuing on the Closing Date, one of Sections 6.02(a) or 6.02(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within thirty (30) calendar days after written notice thereof is given by the Company (or such shorter period as remaining prior to the End Date); provided that the Company is not then in material breach of any representation, warranty, covenant or agreement;

(e) at any time prior to the Effective Time, whether before or after the Company Shareholder Approval or the Parent Stockholder Approval, by action of the Parent Board if there has been a breach of any representation, warranty, covenant or agreement made by the Company, such that if continuing on the Closing Date, one of Section 6.03(a) or 6.03(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within thirty (30) calendar days after written notice thereof is given by Parent (or such shorter period as remaining prior to the End Date); provided that Parent is not then in material breach of any representation warranty, covenant or agreement; and

(f) at any time prior to the Company Shareholder Approval, by action of the Parent Board, in the event (A) the Company shall have breached in any material respect Section 5.08; (B) the Company Board shall have effected a Company Change of Recommendation; (C) at any time after the end of ten (10) Business Days following receipt of an Acquisition Proposal, the Company Board shall have failed to reaffirm its Company Board Recommendation as promptly as practicable (but in any event within five (5) Business Days) after receipt of any written request to do so by Parent; or (D) a tender offer or exchange offer for outstanding shares of Company Common Stock shall have been publicly disclosed (other than by Parent or an Affiliate of Parent) and the Company Board recommends that its shareholders tender their shares in such tender or exchange offer or, within ten (10) Business Days after the commencement of such tender or exchange offer, the Company Board fails to recommend unequivocally against acceptance of such offer.

7.02 Effect of Termination and Abandonment.

(a) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VII, this Agreement shall become void and of no effect with no liability or further obligation of any kind on the part of any Party (or of any of its directors, officers, employees, agents, legal and financial advisors or other representatives), except (i) as provided in Section 7.02(b) and (ii) that no such termination shall relieve any party hereto of any liability or damages resulting from any willful and intentional breach of this Agreement.

(b) (i) The Company shall pay a termination fee of $8,500,000 (the “Termination Fee”) to Parent payable by wire transfer of immediately available funds to an account specified by Parent in the event of any of the following:

(A) in the event that (1) a bona fide Acquisition Proposal shall have been made to the Company or its shareholders generally or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal with respect to the Company; (2) thereafter this Agreement is terminated by either Parent or the Company pursuant to (x) Section 7.01(b) for failure of the Merger to be consummated by the End Date or (y) Section 7.01(c)(ii), and, in either case, the Company Shareholder Approval has not been obtained; and (3) within twelve (12) months of the termination of this Agreement, the Company enters into a definitive agreement with respect to or consummates an Acquisition Proposal; provided, that for purposes of this Section 7.02(b)(i)(A), the references to “15%” in the definition of “Acquisition Proposal” shall instead refer to “50%”; or

(B) this Agreement is terminated by Parent pursuant to Section 7.01(f).

(ii) Any Termination Fee required by this Section 7.02 shall be paid promptly, but in no event later than two (2) Business Days after the date of termination; provided that with respect to clause (A) above, the Termination Fee shall be paid immediately prior to the Company’s entering into a definitive agreement with respect to, or consummation of, an Acquisition Proposal.

(c) The Company acknowledges that the agreements contained in paragraph (b) above are an integral part of the transactions contemplated by this Agreement, and that without such agreements Parent would not have entered into this Agreement, and that such amounts do not constitute a penalty. If the Company fails to promptly pay Parent any amounts due under paragraph (b) above within the time period specified therein, the Company shall pay all costs and expenses (including attorneys’ fees) incurred by Parent from the date such amounts were required to be paid in connection with any action, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on the amount of any such unpaid amounts at the publicly announced prime rate of interest printed in The Wall Street Journal on the date such payment was required to be made.

ARTICLE 8

MISCELLANEOUS

8.01 Survival. This Article VIII and the agreements of the Company and Parent contained in Sections 5.11, 5.12 and 5.21 shall survive the consummation of the Merger. This Article VIII, the agreements of the Company and Parent contained in Sections 5.07(c) and 7.02 shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement.

8.02 Waiver; Amendment. Prior to the Effective Time, any provision of this Agreement may be (i) waived in whole or in part by the Party benefited by the provision or by both Parties or (ii) amended or modified at any time, by an agreement in writing between the Parties hereto executed in the same manner as this Agreement, except that after the Company Shareholder Approval is obtained, this Agreement may not be amended if it would reduce the aggregate value of the consideration to be received by the Company shareholders in the Merger without any subsequent approval by such shareholders or be in violation of applicable Law.

8.03 Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile), each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same instrument.

8.04 Governing Law and Venue. Except to the extent the Laws of the State of Maryland or the Laws of the State of California are mandatorily applicable to the Merger, in which case the Laws of the State of Maryland or of the State of California, as applicable, shall govern, this Agreement shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York, without regard to the conflict of law principles thereof. The Parties hereby irrevocably submit to the jurisdiction of the federal courts of the United States of America located in the Borough of

Manhattan of The City of New York (provided, however, that if such federal court does not have jurisdiction over any action, such action shall be heard and determined exclusively in any New York state court located in New York County), solely in respect of the interpretation and enforcement of the provisions of this Agreement and the other documents referred to in this Agreement, and in respect of the transactions contemplated hereby and thereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such documents, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement and any such document may not be enforced in or by such courts, and the Parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such New York state or federal court. The Parties hereby consent to and grant any such court jurisdiction over the person of such Parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8.07 or in such other manner as may be permitted by Law, shall be valid and sufficient service thereof.

8.05 Waiver of Jury Trial. The Parties acknowledge and agree that any controversy which may arise under this Agreement and the other documents referred to in this Agreement, and in respect of the transactions contemplated hereby and thereby, is likely to involve complicated and difficult issues and, therefore, to the extent permitted under applicable Law, each such Party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement and the other documents referred to in this Agreement, and in respect of the transactions contemplated hereby and thereby. The Parties to this Agreement certify and acknowledge that (a) no representative of any other Party has represented, expressly or otherwise, that such other Party would not seek to enforce the foregoing waiver in the event of a legal action, (b) such Party has considered the implications of this waiver, (c) such Party makes this waiver voluntarily and (d) such Party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 8.05.

8.06 Expenses. All costs and expenses incurred in connection with this Agreement and the Merger, the Bank Merger and the other transactions contemplated by this Agreement shall be paid by the Party incurring such expense.

8.07 Notices. All notices, requests, instructions and other communications to be given hereunder by any Party to the other shall be in writing and shall be deemed given if personally delivered, telecopied (with confirmation), mailed by registered or certified mail, postage prepaid (return receipt requested) or emailed (with confirmation) to such Party at its address set forth below or such other address as such Party may specify by notice to the other Party; provided, that if given by email, such notice, request, instructions and other communication shall be confirmed within one Business Day by dispatch pursuant to one of the other methods described herein.

If to the Company to:

Pacific Mercantile Bancorp

949 South Coast Drive, Third Floor

Costa Mesa, California 92626

Attention: Curt A. Christianssen, Chief Financial Officer

Facsimile: (855) 436-2416

Email: curt.christianssen@pmbank.com

With a copy to:

Sheppard, Mullin, Richter & Hampton LLP

650 Town Center Drive, 10th Floor

Costa Mesa, CA 92626

Attention: Josh Dean

Facsimile: (714) 428-5991

Email: jdean@sheppardmullin.com

If to Parent to:

Banc of California, Inc.

3 MacArthur PlaceSanta Ana, California 92707

Attention: Chief Executive Officer

            With a copy to: General Counsel

Facsimile: (877) 788-8061

Email: jared.wolff@bancofcal.com;

            With a copy to: ido.dotan@bancofcal.com

With a copy to:

Sullivan & Cromwell LLP

1888 Century Park East

Los Angeles, California 90067

Attention: Patrick S. Brown

Facsimile: (310) 712-8800

Email: brownp@sullcrom.com

8.08 Entire Understanding; No Third Party Beneficiaries. This Agreement (including the Company Disclosure Schedule and Parent Disclosure Schedule attached hereto and incorporated herein), the Voting Agreements and the Confidentiality Agreement constitute the entire agreement of the Parties hereto and thereto with reference to the transactions contemplated hereby and thereby and supersede all other prior agreements, understandings, representations and warranties, both written and oral, between the Parties or their officers, directors, agents, employees or representatives, with respect to the subject matter hereof. Except for Section 5.11, nothing in this Agreement, expressed or implied, is intended to confer upon any Person, other than the Parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

8.09 Effect . No provision of this Agreement shall be construed to require the Company or Parent or any Affiliates or directors of any of them to take any action or omit to take any action which action or omission would violate any applicable Law (whether statutory or common Law), rule or regulation.

8.10 Severability. Except to the extent that application of this Section 8.10 would have a Company Material Adverse Effect or a Parent Company Material Adverse Effect or would prevent, materially delay or materially impair the ability of the Company or Parent to consummate the transactions contemplated by this Agreement, any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

8.11 Enforcement of the Agreement. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

8.12 Interpretation. When a reference is made in this Agreement to Sections or Schedules, such reference shall be to a Section of, or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.

8.13 Assignment. This Agreement shall not be assignable by operation of law or otherwise.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

BANC OF CALIFORNIA, INC.

By:	/s/ Jared Wolff
Name: Jared Wolff
Title: President and Chief Executive Officer

PACIFIC MERCANTILE BANCORP

By:	/s/ Denis Kalscheur
Name: Denis Kalscheur
Title: Chairman

Exhibit 99.1

Execution Version

March 22, 2021

Banc of California, Inc.

3 MacArthur Place

Santa Ana, CA 92707

Ladies and Gentlemen:

As a holder of Company Common Shares (as defined below), the undersigned (the “Shareholder”) understands that Pacific Mercantile Bancorp, a California corporation (the “Company”), and Banc of California, Inc., a Maryland corporation (“Parent”), are concurrently entering into an Agreement and Plan of Merger, dated as of March 22, 2021 (as it may be from time to time amended, the “Merger Agreement”), which was previously approved by the boards of directors of the Company and Parent, providing for, among other things, a merger of the Company with and into Parent (the “Merger”), in which each of the issued and outstanding common shares, no par value per share, of the Company (the “Company Common Shares”) (other than Excluded Shares) will be converted into the right to receive the Merger Consideration. Terms used without definition in this letter agreement shall have the meanings ascribed thereto in the Merger Agreement.

The Shareholder acknowledges that, as an inducement for Parent to enter into the Merger Agreement, Parent has required that the Shareholder enter into this letter agreement and the Shareholder is willing to enter into this letter agreement.

The Shareholder confirms his or her agreement with Parent, and Parent confirms its agreement with the Shareholder, as follows:

1. As used in this letter agreement, “Shares” means the Company Common Shares which the Shareholder owns of record or beneficially and has the power to vote (for the avoidance of doubt, excluding any shares underlying options or restricted stock units exercisable for Company Common Shares whether or not such shares are included as beneficially owned by the Shareholder in the Company’s most recent annual proxy statement) as of the date of this letter agreement which are listed on Schedule I hereto. The Shares are owned by the Shareholder free and clear of all encumbrances, voting arrangements and commitments of every kind, except as would not restrict the performance of the Shareholder’s obligations under this Agreement. The Shareholder represents and warrants that the Shareholder has the sole or shared power to vote or direct the vote of all Shares.

2. Subject to paragraph 16 of this letter agreement, at every meeting of the shareholders of the Company called, and at every postponement, recess or adjournment thereof, and on every action or approval by written consent of the shareholders of the Company, the Shareholder agrees to vote, or cause to be voted, the Shares (a) in favor of (i) approval of the principal terms of the Merger Agreement and (ii) any other matter that is required to be approved by the shareholders of the Company to facilitate the transactions contemplated by the Merger Agreement, (b) against (i) any proposal made in opposition to approval of the principal terms of the Merger Agreement or in competition with the Merger, (ii) any Acquisition Proposal and (iii) to the extent that any of the following actions requires a shareholder vote pursuant to applicable Law or any applicable stock exchange rules, any proposal, transaction, agreement, amendment of the Company’s articles of incorporation or by-laws or other action that is intended to or could reasonably be expected to prevent, impede, interfere with, delay, postpone or discourage consummation of the Merger and (c) as directed by Parent with respect to any postponement, recess, adjournment or other procedural matter at any meeting of the shareholders of the Company relating to any of the matters set forth in the foregoing clauses (a) or (b). Any such vote shall be cast (or consent shall be given) by the Shareholder in accordance with such procedures relating thereto so as to ensure that it is duly counted, including for purposes of determining that a quorum is present and for purposes of recording the results of such vote (or consent). The Shareholder hereby irrevocably and unconditionally waives, and agrees not to exercise, any rights of appraisal, any dissenters’ rights and any similar rights relating to the Merger that the Shareholder may directly or indirectly have by virtue of the ownership of any Shares if the Effective Time occurs.

3. The Shareholder hereby revokes any and all previous proxies granted with respect to the Shares. By entering into this letter agreement, subject to the last sentence of this paragraph 3, the Shareholder hereby grants, or agrees to cause the applicable record holder to grant, a revocable proxy appointing Parent, Jared Wolff, Ido Dotan and Lynn Hopkins, and each of them, but each with full power of substitution, as the Shareholder’s attorney-in-fact and proxy, for and in the Shareholder’s name, to be counted as present, vote, express consent or dissent with respect to the Shares in the manner contemplated by paragraph 2 as such proxies or their proxies or substitutes shall, in their sole discretion, deem proper with respect to the Shares. The proxy granted by the Shareholder pursuant to this paragraph 3 is granted in consideration of Parent entering into this letter agreement and the Merger Agreement and incurring the obligations therein. If the Shareholder fails for any reason to be counted as present, consent or vote the Shares in accordance with the requirements of paragraph 2 (or anticipatorily breaches such paragraph), then Parent shall have the right to cause to be present, consent or vote the Shares in accordance with the provisions of paragraph 2. The proxy granted by the Shareholder shall be automatically revoked upon termination of this letter agreement in accordance with its terms.

4. The Shareholder represents and warrants (a) that the Shareholder has duly executed and delivered this letter agreement and has all authority and full legal capacity to enter into this letter agreement and (b) that, assuming the due authorization, execution and delivery of this letter agreement by Parent, this letter agreement is the Shareholder’s legal, valid and binding agreement and is enforceable against the Shareholder in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and subject to the general principles of equity.

5. The Shareholder further represents and warrants that the execution and delivery of this letter agreement by the Shareholder does not, and the performance of his or her obligations under this letter agreement and the consummation of the transactions to be consummated by him or her as contemplated hereby will not, (a) conflict with or violate any

Law applicable to the Shareholder or by which the Shares are bound or affected, (b) result in any breach of or violation of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of an encumbrance on any of the Shares pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Shareholder is a party or by which the Shareholder or the Shares are bound or affected, or (c) require any consent, approval, authorization or permit of, or filing with or notification to, any court or arbitrator or any governmental entity, agency or official except for (i) applicable requirements, if any, of the Securities Exchange Act of 1934, as amended, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent, impair, delay or adversely affect the performance by the Shareholder of his or her obligations under this letter agreement.

6. The Shareholder agrees that all representations, terms and conditions of this letter agreement will apply to Company Common Shares of which the Shareholder acquires record or beneficial ownership (and the power to vote) after the date hereof and prior to the termination of this letter agreement, whether upon the exercise of options, warrants or rights, the conversion or exchange of convertible or exchangeable securities, or by means of purchase, dividend, distribution, split-up, recapitalization, combination, exchange of shares or the like, gift, bequest, inheritance, or as a successor in interest in any capacity or otherwise.

7. This letter agreement and all obligations of the parties hereunder shall automatically terminate upon the earlier of (a) the Effective Time and (b) the termination of the Merger Agreement in accordance with its terms; provided, however, that (i) this paragraph 7 and paragraphs 11, 12, 13, 14, 17, 19 and 20 hereof shall survive any such termination and (ii) such termination shall not relieve any party of any liability or damages resulting from any willful and intentional breach of this letter agreement occurring prior to such termination.

8. The Shareholder is entering into this letter agreement solely in his or her capacity as a record or beneficial owner of the Shares and nothing herein is intended to or shall limit or affect any actions taken by the Shareholder, solely in his or her capacity as a director or officer of the Company (or a Subsidiary of the Company), including any actions Shareholder deems necessary to discharge his or her fiduciary duties with respect to his or her role on the Company Board of Directors.

9. The Shareholder hereby authorizes Parent and the Company to publish and disclose in any announcement or disclosure in connection with the Merger the Shareholder’s identity and ownership of the Shares and the nature of the Shareholder’s obligations under this letter agreement.

10. The Shareholder agrees that, prior to the termination of this letter agreement, the Shareholder shall not take any action that would make any representation or warranty of the Shareholder contained herein untrue or incorrect or have the effect of preventing, impairing, delaying or adversely affecting the performance by the Shareholder of his or her obligations under this letter agreement other than to a de minimis extent. The Shareholder agrees, without further consideration, to execute and deliver such additional documents and to take such further actions as are reasonably necessary or reasonably requested by Parent to confirm and assure the rights and obligations set forth in this letter agreement.

11. THIS LETTER AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF CALIFORNIA WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF. The parties hereby irrevocably submit to the jurisdiction of the courts of the State of California and the federal courts of the United States of America located in the State of California solely in respect of the interpretation and enforcement of the provisions of this letter agreement and of the documents referred to in this letter agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such documents, that he or she is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this letter agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a California State or federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in paragraph 12 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

12. Any notice, request, instruction or other document to be given hereunder by either party to the other shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile, by email or by overnight courier addressed, if to the Shareholder, to the address, email address or facsimile number, as applicable, set forth in Schedule I hereto, and, if to Parent, in accordance with Section 8.07 of the Merger Agreement, or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

13. This letter agreement shall not be assignable by operation of law or otherwise. Any purported assignment in violation of this letter agreement is void.

14. The Shareholder recognizes and acknowledges that a breach of any covenants or agreements contained in this letter agreement will cause Parent to sustain damages for which it would not have an adequate remedy at law for money damages, and therefore the Shareholder agrees that in the event of any such breach, Parent shall be entitled to specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which Parent may be entitled, at law or in equity. It is accordingly agreed that Parent shall be entitled to an injunction or injunctions to prevent breaches of this letter agreement and to enforce specifically the terms and provisions of this letter agreement in any court of the United States or any state having jurisdiction.

15. The effectiveness of this letter agreement shall be conditioned upon the execution and delivery of the Merger Agreement by the parties thereto, which shall occur concurrently herewith.

16. The Shareholder agrees, prior to termination of this letter agreement, not to (i) offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to, or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of any of the Shares or (ii) except as set forth herein, enter into any voting arrangement, whether by proxy, voting agreement, voting trust or otherwise, with respect to any of the Shares, and shall not commit or agree to take any of the foregoing actions; provided that the foregoing shall not prohibit the Shareholder from (a) disposing of or surrendering Shares to the Company in connection with the vesting, settlement or exercise of Company Options, Company Restricted Shares or Company RSUs for the payment of taxes thereon or, in respect of Company Options, the exercise price thereon or (b) disposing of Shares in a broker-assisted cashless exercise of Company Options expiring during the term of this letter agreement up to the amount necessary to pay the exercise price in respect thereof and any related taxes. In furtherance of the foregoing, the Shareholder hereby authorizes and instructs the Company to instruct its transfer agent to enter a stop transfer order with respect to all of the Shares.

17. Parent acknowledges and agrees that nothing in this letter agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to the Shareholder, and Parent shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of the Company or exercise any power or authority to direct the Shareholder in the voting of any of the Shares, except as otherwise expressly provided herein.

18. Any provision of this letter agreement may be (i) waived in whole or in part in writing by the party benefited by the provision or by both parties or (ii) amended or modified at any time by an agreement in writing between the parties hereto executed in the same manner as this letter agreement.

19. The Merger Agreement and this letter agreement (including the documents and instruments referred to herein) constitute the entire agreement among the parties hereto with respect to the subject matter hereof, and supersede all other prior agreements and understandings, both written and oral, between the parties, with respect to the subject matter hereof.

20. In the event that any provision of this letter agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this letter agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this letter agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

Please confirm that the foregoing correctly states the understanding between the undersigned and you by signing and returning to a counterpart hereof.

Very truly yours,

Name:

[Signature Page to Voting Agreement]

Accepted and agreed as of the date set forth above.

Banc of California, Inc.

By:
Name:
Title:

[Signature Page to Voting Agreement]

Schedule I: Shareholder Information

Beneficial Owner	Shares	Address for Notice

Exhibit 99.2

NON-SOLICITATION AGREEMENT

dated as of March 22, 2021

by and between

[●]

and

BANC OF CALIFORNIA, INC.

This NON-SOLICITATION AGREEMENT (this “Agreement”) is dated as of March 22, 2021, by and between [•] (“Key Person”) and Banc of California, Inc., a Maryland corporation (“Parent”). All capitalized terms used but not defined herein shall have the meanings ascribed to them in the Merger Agreement (as defined below).

RECITALS

WHEREAS, Parent and Pacific Mercantile Bancorp, a California corporation (“PM Bancorp”), have entered into an Agreement and Plan of Merger, dated as of March 22, 2021 (the “Merger Agreement”), pursuant to which PM Bancorp will be merged with and into Parent (the “Merger”);

WHEREAS, promptly after the Merger, Pacific Mercantile Bank, a California state-chartered bank and a wholly-owned subsidiary of PM Bancorp (“PM Bank”), will be merged with and into Banc of California, National Association, a national association (“Parent Bank”), with Parent Bank as the surviving bank (the “Bank Merger”); and

WHEREAS, as a condition and inducement to Parent’s willingness to enter into the Merger Agreement and to minimize the risk that Parent will lose the benefit of the goodwill and other assets being acquired by it, and to protect the trade secrets and other confidential and proprietary information of the Company (as defined below) known to Key Person and being acquired by Parent, Key Person has agreed to restrict his or her activities in accordance with the terms and conditions of this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the premises, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

1. Covenants.

(a) Non-Solicitation. Key Person agrees that, from the date of the Closing until the second anniversary of the end of the Key Person’s employment or service as an officer with PM Bancorp (the “Restricted Period”), Key Person shall not, in any manner, directly or indirectly (without the prior written consent of Parent): (i) solicit any Client to transact business with a Competitive Enterprise or to reduce or refrain from doing any business with Parent or any of its Subsidiaries (including the Company), (ii) interfere with or damage any relationship between Parent, Parent Bank or the Company, on the one hand, and a Client, on the other hand, or (iii) solicit anyone who is an employee of Parent or any of its Subsidiaries (or who was an employee of Parent or any of its Subsidiaries within the prior 180 days) to resign from Parent or any of its Subsidiaries (including the Company) or to apply for or accept employment with any other business or enterprise.

(b) For purposes of this Agreement, (A) all references to the “Company” shall mean PM Bancorp and its Subsidiaries prior to the Effective Time and Parent, Parent Bank and its Subsidiaries at and following the Effective Time, (B) “Person” shall mean any individual, bank, corporation (including not-for-profit), joint-stock company, general or limited partnership, limited liability company, joint venture, estate, business trust, trust, association, organization, firm or other entity or business of any kind or nature, (C) “Competitive Enterprise” shall mean (1) any banking organization or other business that offers lending, deposit taking or other banking products or services that competes anywhere within PM Bancorp’s “footprint” (i.e., where PM Bancorp or any of its Subsidiaries regularly conducted business prior to the Effective Time) with any of the business activities engaged in by PM Bancorp or any of its Subsidiaries prior to the Effective Time or (2) any entity or business attempting to acquire an interest in a banking organization described in clause (1); (D) “Client” shall mean any client of the Company or any of its Subsidiaries to whom Key Person provided services, or for whom Key Person transacted business, or any client or prospective client who, to Key Person’s knowledge, was solicited by the Company or whose identity became known to Key Person in connection with Key Person’s relationship with the Company or any of its Subsidiaries, and (E) “Solicit” or “Solicitation” shall mean any direct or indirect communication of any kind that in any way invites, advises, encourages or requests any person to take or refrain from taking any action. Notwithstanding anything contained in this Agreement, nothing herein shall prohibit Key Person from owning directly or indirectly (including without limitation by being a member of a group within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of not more than 1% of the outstanding stock of any publicly traded company.

(c) Confidentiality. Key Person hereby acknowledges that, as an officer of PM Bancorp, he or she has had and made use of, acquired and added to Confidential Information of a special and unique nature and value relating to the Company and its strategic plans, operations, financial condition and performance, and such Confidential Information constitutes trade secrets of the Company. Key Person further recognizes and acknowledges that all Confidential Information is the exclusive property of the Company, is material and confidential, and is critical to the successful conduct of the business of the Company. Key Person agrees to undertake the following obligations which Key Person acknowledges to be reasonably designed to protect the Company’s legitimate business interests without unnecessarily or unreasonably restricting Key Person’s ability to pursue a livelihood after his or her relationship with the Company has terminated. Accordingly, Key Person hereby covenants and agrees that he or she will use Confidential Information for the benefit of the Company only and shall not at any time, directly or indirectly (without the prior written consent of the Company), divulge, reveal or communicate any Confidential Information to any Person, or use any Confidential Information for his or her own benefit or for the benefit of any other Person, except in accordance with Section 1(c). For purposes of this Agreement, “Confidential Information” means any information and material of the Company which is confidential, including proprietary information and/or “trade secrets” as defined by the Uniform Trade Secrets Act, including, but not limited to, (i) any and all information disclosed to or known by Key Person as a consequence of his or her employment or services as an officer with the Company which is not generally known outside the Company, which is the subject of reasonable steps by the Company to maintain its confidentiality, and which has economic value as a result of its confidentiality, and (ii) information and documents regarding the Company’s businesses, contracts, operations, products, services, research and development, finances, financial condition and performance, financial data, relationships with regulatory and self-regulatory bodies, policies, procedures, plans, budgets, assets or stock and operations; plans and strategies including business, marketing, advertising, sales and financial strategies and plans; Company transactions including proposed transactions such as purchases, mergers, acquisitions or disposition of property, development and expansion plans; information regarding employees including salary/compensation data; information regarding Company products, services, processes, methods of production, formulas, compositions, inventions, machines, source and object computer codes, computer software or programs, research projects, investor lists, customer or prospect lists (including knowledge of their financial condition and their financial needs), customer and customer account information (including customer requirements or preferences), suppliers, billing methods, pricing; and any and all information entrusted to the Company by third parties, in each case, contained in any form, including written materials, verbal communications, unwritten knowledge, information stored electronically (including, but not limited to, hard disk and soft disk drive mechanisms), and information embodied in objects or processes. Confidential Information shall not, however, include information that is or becomes publicly and widely known and made generally available outside of the Company through no act or failure to act by Key Person or of others who, to the Key Person’s knowledge after reasonable inquiry, were under confidentiality obligations as to the item or items involved. Upon the termination of his or her employment or services as an officer of the Company, as applicable, Key Person shall immediately return to the Company any and all Confidential Information, including duplicate documents, in his or her possession. Key Person also agrees to return, upon the termination of his or her employment or services as an officer of the Company, as applicable, any and all records, files, data, notes, computer files in any media, analyses, summaries, formulas, source and object computer codes, computer programs, reports, manuals, proposals, customer and other lists, correspondence, specifications, drawings, blueprints, sketches, designs, materials, equipment, other documents or work papers (and all copies, summaries and abstracts thereof) or property, or reproductions of any of the aforementioned items in any form developed by Key Person pursuant to his or her employment or service as an officer with the Company, containing or based upon any Confidential Information, whether prepared by the Company or any other Person or otherwise belonging to the Company.

(d) Legally Required Disclosure. If Key Person is requested or required by any tribunal or government agency (by oral questions, interrogatories, requests for information or documents in legal proceedings, subpoena, civil investigative demand or other similar process), to disclose any Confidential Information that would violate the other provisions of this Agreement, Key Person shall provide Parent with prompt written notice of any such request or requirement and shall provide, at Parent’s expense, such reasonable cooperation as Parent may request so that Parent may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this Agreement as it would apply to such requested or required disclosure. If, in the absence of a protective order or other remedy or the receipt of a written waiver from Parent, Key Person is nonetheless legally compelled to disclose Confidential Information to any tribunal or government agency, Key Person may, without liability hereunder, disclose to such tribunal or government agency only that portion of Confidential Information which is legally required to be disclosed; provided that Key Person exercises his or her reasonable efforts to preserve the confidentiality of such Confidential Information, including, without limitation, by reasonably cooperating with Parent, at its expense, to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded to such Confidential Information by such tribunal or government agency.

(e) Separate Covenants. The terms and provisions of the covenants contained in this Section 1 are intended to be separate and divisible provisions and if, for any reason, any one or more of them is held to be invalid or unenforceable, the validity or the enforceability of any other term or provision of this Agreement shall not be affected thereby. If, in any judicial proceeding, a court shall refuse to enforce any of the separate covenants (or any part thereof) contained in the preceding paragraphs of this Section 1, then such unenforceable covenants (or any such part) shall be deemed eliminated from this Agreement for the purpose of those proceedings to the extent necessary to permit the remaining separate covenants (or portions thereof) to be enforced.

(f) Reformation. Each party hereto acknowledges that the potential restrictions on Key Person’s future activities imposed by this Section 1 are reasonable in both duration and geographic scope and in all other respects. If for any reason any court of competent jurisdiction finds any provisions of this Section 1 unreasonable in duration or geographic scope or otherwise, then such provisions shall be reformed to the maximum time or geographic limitations or scope, as the case may be, permitted by applicable Law, and Key Person and Parent agree that the restrictions and prohibitions contained herein will be effective to the fullest extent allowed under applicable Law in such jurisdiction.

(g) Specific Performance. Key Person acknowledges that it would be impossible to determine the amount of damages that would result from any breach of any of the provisions of this Section 1 and that the remedy at law for any breach, or threatened breach, of any of such provisions would likely be inadequate and, accordingly, agrees that Parent shall, in addition to any other rights or remedies which it may have at law or in equity, be entitled to seek such equitable and injunctive relief as may be available from any court of competent jurisdiction to restrain Key Person from violating any of such provisions of this Agreement. In connection with any action or proceeding for such equitable or injunctive relief, Key Person hereby waives any claim or defense that a remedy at law alone is adequate and agrees, to the maximum extent permitted by applicable Law, to have each such provision of this Section 1 specifically enforced against Key Person, without the necessity of posting bond or other security against Key Person, and consents to the entry of equitable or injunctive relief against Key Person enjoining or restraining any breach or threatened breach of any of the provisions of this Section 1.

2. Miscellaneous.

(a) Amendment; Waiver. This Agreement shall not be amended, changed or modified in any manner whatsoever, except by a written document executed by the parties hereto. No waiver of any breach or default hereunder shall be considered valid unless in writing and signed by the party giving such waiver, and no such waiver shall be deemed a waiver of any subsequent breach of the same or similar nature.

(b) Governing Law; Jurisdiction. THIS LETTER AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF CALIFORNIA WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF. The parties hereby irrevocably submit to the jurisdiction of the federal courts of the United States of America located in the State of California, solely in respect of the interpretation and enforcement of the provisions of this Agreement and the other documents referred to in this Agreement, and in respect of the transactions contemplated hereby and thereby, and hereby waive, and agree to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such documents, that he or she is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement and any such document may not be enforced in or by such courts, and the Parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such California state or federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 2(c) or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

(c) Notices. All notices, requests, instructions and other communications to be given hereunder by any party to the other shall be in writing and shall be deemed given if personally delivered, telecopied (with confirmation) or mailed by registered or certified mail, postage prepaid (return receipt requested), to such party at its address set forth below or such other address as such party may specify to the other party by notice provided in accordance with this Section 2(c).

if to Parent, to:

Banc of California, Inc.

3 MacArthur Place

Santa Ana, California 92707

Attention: Chief Executive Officer

            With a copy to: General Counsel

Facsimile: (877) 788-8061

Email: jared.wolff@bancofcal.com;

            With a copy to: ido.dotan@bancofcal.com

with a copy to:

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, CA 90067

Telephone: (310) 712-6600

Facsimile: (310) 712-8800

Attention: Patrick S. Brown

if to Key Person, to:

[● ]

(d) Entire Agreement. This Agreement constitutes and contains the entire agreement and final understanding of the parties hereto concerning the transactions contemplated hereby and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, between the parties or their respective representatives, agents or attorneys, with respect to the subject matter hereof.

(e) Parties In Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors, assigns, estate, heirs, executors, administrators and other legal representatives, as the case may be. Nothing in this Agreement, express or implied, is intended to confer upon any other Person, other than parties hereto and their respective successors, assigns, estate, heirs, executors, administrators and other legal representatives, as the case may be, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

(f) Assignment. This Agreement shall not be assignable by law or otherwise without the prior written consent of the other party hereto; provided, however, that Parent may assign any of its rights and obligations hereunder to any of its Affiliates or to any other entity which may acquire all or substantially all of the assets, shares or business of Parent or any of its Subsidiaries or any entity with or into which Parent or any of its Subsidiaries may be consolidated or merged.

(g) Compliance. Parent’s failure to insist upon strict compliance with any provision of this Agreement or the failure to assert any right that Parent may have hereunder shall not be deemed to be waiver of such provision or right or any other provision or right of this Agreement.

(h) Advice of Counsel. KEY PERSON ACKNOWLEDGES THAT, IN EXECUTING THIS AGREEMENT, KEY PERSON HAS HAD THE OPPORTUNITY TO SEEK THE ADVICE OF INDEPENDENT LEGAL COUNSEL, AND KEY PERSON HAS READ AND UNDERSTOOD ALL OF THE TERMS AND PROVISIONS OF THIS AGREEMENT. THIS AGREEMENT SHALL NOT BE CONSTRUED AGAINST ANY PARTY BY REASON OF THE DRAFTING OR PREPARATION HEREOF.

(i) Captions. The section and paragraph captions herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

(j) Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile), each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

BANC OF CALIFORNIA, INC.

By:
Name: [●]
Title: [●]

By:

[Signature Page to Non-Solicitation Agreement]

Exhibit 99.3

Banc of California, Inc. to Acquire Pacific Mercantile Bancorp,

Creating a $9.5 Billion Business Banking Franchise in Southern California

Highlights of the Announced Transaction:

•	Attractive economics with 12.9% EPS accretion in 2022 and 2.3 year tangible book value earnback period

•	Complementary commercial banking business models with opportunity to expand relationships with Southern California clients

•	Increases noninterest-bearing deposits from 26% to 30% of total deposits

•	100% overlap with all acquired branches within two miles of existing BANC branches

Santa Ana, Calif., March 22, 2021 – Banc of California, Inc. (NYSE: BANC) (the “Company”, “Banc of California”, “we”, “us” or “our”), the holding company of Banc of California, N.A., and Pacific Mercantile Bancorp (NASDAQ: PMBC) (“Pacific Mercantile”), the holding company of Pacific Mercantile Bank, today announced they have entered into a definitive agreement and plan of merger under which Pacific Mercantile will merge into Banc of California in an all-stock transaction valued at approximately $235 million, or $9.77 per share, based on the closing price for Banc of California’s common stock of $19.54 as of March 22, 2021. Banc of California expects the transaction to be 12.9% accretive to EPS in 2022 with a 2.3 year earnback period to tangible book value per share based on a conservative and achievable cost savings estimate of approximately 35%.

Pacific Mercantile Bancorp is a commercial bank headquartered in Costa Mesa, California with $1.6 billion in total assets, $1.2 billion in gross loans, and $1.4 billion in total deposits as of December 31, 2020. Pacific Mercantile had $229.7 million in Paycheck Protection loans outstanding at December 31, 2020. Pacific Mercantile operates seven banking offices, including three full service branches, located throughout Southern California. The transaction will increase Banc of California’s total assets to approximately $9.5 billion on a pro forma basis as of December 31, 2020.

Jared Wolff, President and Chief Executive Officer of Banc of California, commented, “We are excited to welcome Pacific Mercantile’s clients and colleagues into our banking family. Pacific Mercantile’s talented team has built an attractive roster of operating company clients, and we look forward to serving them with high-touch relationship banking.”

“Pacific Mercantile is a strong strategic fit for Banc of California,” continued Mr. Wolff. “Their size, business focus, and deposit profile perfectly align with our existing operations and will accelerate our growth and operating scale in key markets. Our similar market footprint, corporate cultures, and commitment to helping our clients succeed should lead to a smooth and successful transaction and integration. We believe the compelling economics of the transaction will deliver value for both Banc of California and Pacific Mercantile shareholders.”

Pacific Mercantile President and Chief Executive Officer Brad R. Dinsmore added, “Banc of California is a great merger partner for Pacific Mercantile given our shared focus on business and relationship banking. Like Pacific Mercantile, Banc of California has become an attractive choice for small- and middle-market operating companies with a strong emphasis on service and solutions. Our customers will benefit from the greater range of services, capital and resources the combined company will be able to offer, while they receive the same high quality, personalized service they have always enjoyed.”

Transaction Details

Under the terms of the definitive agreement, which was approved by the Board of Directors of both companies, holders of Pacific Mercantile common stock will receive 0.5 shares of Banc of California common stock for each share of Pacific Mercantile common stock they own.

Existing Banc of California stockholders will own approximately 81% of the outstanding shares of the combined company and Pacific Mercantile shareholders are expected to own approximately 19%.

The transaction is expected to close in the third quarter of 2021, subject to satisfaction of customary closing conditions, including regulatory approvals and shareholder approvals from Banc of California and Pacific Mercantile shareholders. Pacific Mercantile directors who own shares of Pacific Mercantile common stock and certain shareholders have entered into agreements with Banc of California pursuant to which they have committed to vote their shares of Pacific Mercantile common stock in favor of the transaction. Banc of California directors who own shares of Banc of California common stock and certain stockholders have entered into agreements with Pacific Mercantile pursuant to which they have committed to vote their shares of Banc of California common stock in favor of the transaction.

Piper Sandler & Co. acted as financial advisor to Banc of California in the transaction and delivered a fairness opinion to the Board of Directors of Banc of California. Sullivan & Cromwell LLP served as legal counsel to Banc of California. Keefe, Bruyette & Woods, Inc., a Stifel Company, acted as financial advisor to Pacific Mercantile and delivered a fairness opinion to the Board of Directors of Pacific Mercantile. Sheppard, Mullin, Richter & Hampton LLP served as legal counsel to Pacific Mercantile.

Conference Call, Webcast and Investor Presentation

The Company will host a conference call at 10:00 a.m. PT / 1:00 p.m. ET on Tuesday, March 23, 2021 to discuss the merger announcement. Analysts and investors may participate in the question-and-answer session. The conference call can be accessed by telephone at 888-317-6003 and referencing the event code 1332354. Additionally, a telephone replay will be made available through June 23, 2021 at 877-344-7529, access code 10153557. The conference call will be webcast live on the Investor Relations section of the Company’s website. An archived version of the webcast will be made available in the same location shortly after the live call has ended.

A presentation to be discussed on the conference call will be made available on the Presentations page of the Company’s investor relations website.

About Banc of California, Inc.

Banc of California, Inc. (NYSE: BANC) is a bank holding company with approximately $7.9 billion in assets and one wholly-owned banking subsidiary, Banc of California, N.A. (the “Bank”) as of December 31, 2020. The Bank has 36 offices including 29 full-service branches located throughout Southern California. Through our dedicated professionals, we provide customized and innovative banking and lending solutions to businesses, entrepreneurs and individuals throughout California. We help to improve the communities where we live and work, by supporting organizations that provide financial literacy and job training, small business support and affordable housing. With a commitment to service and to building enduring relationships, we provide a higher standard of banking.

About Pacific Mercantile Bancorp

Pacific Mercantile Bancorp is the parent holding company of Pacific Mercantile Bank, which opened for business March 1, 1999. Pacific Mercantile Bank, which is an FDIC insured, California state-chartered bank and a member of the Federal Reserve System, provides a wide range of commercial banking services to businesses, business professionals and individual clients. The Bank is headquartered in Orange County and operates a total of seven offices in Southern California, located in Orange, Los Angeles, San Diego, and San Bernardino counties. The Bank offers tailored flexible solutions for its clients including an array of loan and deposit products, sophisticated cash management services, and comprehensive online banking services.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the “Safe-Harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are necessarily subject to risk and uncertainty and actual results could differ materially from those anticipated due to various factors, including those set forth from time to time in the documents filed or furnished by Banc of California, Inc. and PMBC with the Securities and Exchange Commission (“SEC”). The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (i) the possibility that the merger does not close when expected or at all because required regulatory, shareholder or other approvals, financial tests or other conditions to closing are not received or satisfied on a timely basis or at all; (ii) changes in Banc of California’s or Pacific Mercantile’s stock price before closing, including as a result of its financial performance prior to closing, or more generally due to broader stock market movements, and the performance of financial companies and peer group companies; (iii) the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which BANC and PMBC operate; (iv) the ability to promptly and effectively integrate the businesses of BANC and PMBC; (v) the reaction to the transaction of the companies’ customers, employees and counterparties; (vi) diversion of management time on merger-related issues; (vii) lower than expected revenues, credit quality deterioration or a reduction in real estate values or a reduction in net earnings; and (viii) other risks that are described in BANC’s and PMBC’s public filings with the SEC. You should not place undue reliance on forward-looking statements and Banc of California, Inc. and Pacific Mercantile Bancorp undertake no obligation to update any such statements to reflect circumstances or events that occur after the date on which the forward-looking statement is made.

Additional Information About the Merger and Where to Find It

Investors and security holders are urged to carefully review and consider each of BANC’s and PMBC’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. The documents filed by BANC with the SEC may be obtained free of charge at our website at www.bancofcal.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from BANC by requesting them in writing to Banc of California, Inc., 3 MacArthur Place, Santa Ana, CA 92707; Attention: Investor Relations, by submitting an email request to ir@bancofcal.com or by telephone at (855) 361-2262.

The documents filed by PMBC with the SEC may be obtained free of charge at PMBC’s website at www.pmbank.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from PMBC by requesting them in writing to Pacific Mercantile Bancorp, 949 South Coast Drive, Suite 300, Costa Mesa, CA 92626; Attention: Investor Relations, or by telephone at 714-438-2500. BANC intends to file a registration statement with the SEC which will include a joint proxy statement of BANC and PMBC and a prospectus of BANC, and each party will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of BANC and PMBC are urged to carefully read the entire registration statement and joint proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. A definitive joint proxy statement/prospectus will be sent to the shareholders of BANC and PMBC seeking any required shareholder approvals. Investors and security holders will be able to obtain the registration statement and the joint proxy statement/prospectus free of charge from the SEC’s website or from BANC or PMBC by writing to the addresses provided for each company set forth in the paragraphs above.

BANC, PMBC, their directors, executive officers and certain other persons may be deemed to be participants in the solicitation of proxies from BANC and PMBC shareholders in favor of the approval of the transaction. Information about the directors and executive officers of BANC and their ownership of BANC common stock is set forth in the proxy statement for BANC’s 2020 annual meeting of stockholders, as previously filed with the SEC. Information about the directors and executive officers of PMBC and their ownership of PMBC common stock is set forth in the proxy statement for PMBC’s 2020 annual meeting of shareholders, as previously filed with the SEC. Shareholders may obtain additional information regarding the interests of such participants by reading the registration statement and the joint proxy statement/prospectus when they become available.

Source: Banc of California, Inc.

Investor Relations Inquiries:

Banc of California, Inc.

(855) 361-2262

Jared Wolff, (949) 385-8700

Lynn Hopkins, (949) 265-6599

Media Inquiries:

Prosek Partners

Sarah Levine, (973) 219-8694

Slevine@prosek.com

bancofcal.com ACQUISITION OF PACIFIC MERCANTILE BANCORP March 2021 Exhibit 99.4

2
Forward Looking Statements
Forward Looking Statements
This investor presentation includes forward-looking information about Banc of California, Inc. (“BoC”), Pacific Mercantile Bancorp (“PMB”) and the combined company after the close of the transaction that is intended to be covered by the “Safe-Harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are necessarily subject to risk and uncertainty and actual results could differ materially from those anticipated due to various factors, including those set forth from time to time in the documents filed or furnished by
BoC and PMB with the Securities and Exchange Commission (“SEC”). The following factors, among others, could cause actual results to differ from those set forth in the forward-
looking statements: (i) the possibility that the merger does not close when expected or at all because required regulatory, shareholder or other approvals, financial tests or other conditions to closing are not received or satisfied on a timely basis or at all; (ii) changes in BoC’s or PMB’s stock price before closing, including as a result of its financial performance prior to closing, or more generally due to broader stock market movements, and the performance of financial companies and peer group companies; (iii) the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which BoC and PMB operate; (iv)
the ability to promptly and effectively integrate the businesses of BoC and PMB; (v) the reaction to the transaction of the companies’ clients, employees and counterparties; (vi)
diversion of management time on merger-related issues; (vii) lower than expected revenues, credit quality deterioration or a reduction in real estate values or a reduction in net earnings; and (viii) other risks that are described in BoC’s and PMB’s public filings with the SEC. You should not place undue reliance on forward-looking statements and BoC and
PMB undertake no obligation to update any such statements to reflect circumstances or events that occur after the date on which the forward-looking statement is made.
Additional Information About the Merger and Where to Find It
Investors and security holders are urged to carefully review and consider each of BoC’s and PMB’s public filings with the SEC, including but not limited to their Annual Reports on
Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. The documents filed by BoC with the SEC may be obtained free of charge at our website at www.bancofcal.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from BoC by requesting them in writing to Banc of California, Inc., 3 MacArthur Place, Santa Ana, CA 92707; Attention: Investor Relations, by submitting an email request to ir@bancofcal.com or by telephone at (855) 361-
2262.
The documents filed by PMB with the SEC may be obtained free of charge at PMB’s website at www.pmbank.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from PMB by requesting them in writing to Pacific Mercantile Bancorp, 949 South Coast Drive, Suite 300, Costa Mesa, CA 92626; Attention: Investor
Relations, or by telephone at 714-438-2500.
BoC intends to file a registration statement with the SEC which will include a joint proxy statement of BoC and PMB and a prospectus of BoC, and each party will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of BoC and PMB are urged to carefully read the entire registration statement and joint proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. A definitive joint proxy statement/prospectus will be sent to the shareholders of BoC and PMB seeking any required shareholder approvals. Investors and security holders will be able to obtain the registration statement and the joint proxy statement/prospectus free of charge from the SEC’s website or from BoC or PMB by writing to the addresses provided for each company set forth in the paragraphs above.
BoC, PMB, their directors, executive officers and certain other persons may be deemed to be participants in the solicitation of proxies from BoC and PMB shareholders in favor of the approval of the transaction. Information about the directors and executive officers of BoC and their ownership of BoC common stock is set forth in the proxy statement for BoC’s 2020 annual meeting of stockholders, as previously filed with the SEC. Information about the directors and executive officers of PMB and their ownership of PMB common stock is set forth in the proxy statement for PMB’s 2020 annual meeting of shareholders, as previously filed with the SEC. Shareholders may obtain additional information regarding the interests of such participants by reading the registration statement and the joint proxy statement/prospectus when they become available.

3
Strategic Rationale
•
Quality deposit franchise:
•
47% noninterest-bearing deposits (“NIBD”)
•
0.27% total cost of deposits (spot rate @ 12/31/2020)
•
Commercially-focused client base; 100% of PMBC’s top business clients utilize account analysis
•
Efficient branches in BANC’s existing markets
•
Liquid balance sheet with 89% loan-to-deposit ratio
•
Accelerates shift towards lower-cost deposit mix; increases BANC’s
NIBD
/
total deposits from 26% to 30% ¹
•
100% overlap with all acquired branches within two miles of existing BANC branches
•
Increased scale of pro forma Company will allow for better servicing of clients
•
BANC management has significant transaction execution and integration experience
•
Experienced and compatible management teams with shared focus on relationship-based business banking
•
Complementary business models & cultural fit provide opportunity to foster and expand relationships with SoCal customers
•
PMBC’s Horizon Analytics technology broadens the value-added services available to BANC’s existing customers
•
12.9% EPS accretion in first full year post-closing (2022)
•
Tangible book value earnback
of 2.3 years using crossover method
•
IRR of 15%+
•
Adds $5 million+ recurring noninterest income annually
•
Pro forma capital ratios well in excess of regulatory minimums
•
Conservative cost savings assumptions of 35%
Improves
Deposit
&
Liquidity
Position
(Financial Data
as of Q4
2020)
Low Risk
&
Significant
Efficiency
Opportunities
Compelling
Financial
Metrics
1)
Pro forma excludes purchase accounting adjustments

BANC OF CALIFORNIA

West Hollywood
Alhambra
West Covina
Upland
Fontana
Los Angeles
El Monte
Pomona
Ontario
Santa Monica
East Los Angeles
Hacienda Heights
Whittier
Chino
Diamond Bar
Inglewood
Rubid
Hawthorne
Norwalk
Yorba Linda
Norco
Gardena
Compton
Fullerton
Corona
Torrance
Lakewood
Garden Grove
Rancho Palos Verdes
Long Beach
Santa Ana
Fountain Valley
Irvine
Huntington Beach
Lake Forest
Newport Beach
Mission Viejo
San Pedro

4
Pacific Mercantile Bancorp Overview
1)
Source: FDIC Summary of Deposits as of June 30, 2020
2)
Information as of or for the period ended December 31, 2020
3)
Branch map only includes banking branches, non-banking offices not pictured
Company
•
NASDAQ Listed: PMBC
•
Headquarters: Costa Mesa, CA
•
7 Locations: 3 banking branches and 4 non-
banking offices spread across Los Angeles,
Orange County, Inland Empire, and San Diego
•
Focus: Commercial Banking
Q4
2020
Financial
Highlights
•
Total Assets: $1.6 Billion
•
Gross Loans: $1.2 Billion
•
PPP Loans: $230 Million
•
Deposits: $1.4 Billion
•
ROAA: 0.93%
•
ROAE: 9.3%
•
Efficiency Ratio: 60.4%
•
NIM: 3.31%
Business
Highlights ²
•
Attractive core deposit franchise
•
93% core deposit funded
•
47% noninterest-bearing deposits
•
0.27% cost of deposits
•
89% loan-to-deposit ratio
•
46% C&I loans (incl. PPP)
•
Established presence in Los Angeles market
Southern California Branch Map ³
Orange County –
Deposits in Market ¹
Los Angeles County –
Deposits in Market ¹
Number of
Deposits in
Market
Rank
Institution (ST)
Branches
Market ($M)
Share (%)
1
Bank of America Corporation (NC)
86
27,145
18.1
2
Wells Fargo & Co. (CA)
89
26,712
17.8
3
JPMorgan Chase & Co. (NY)
98
21,481
14.3
4
Pacific Premier Bancorp (CA)
9
8,300
5.5
5
Mitsubishi UFJ Financial
41
7,634
5.1
19
Pacific Mercantile Bancorp (CA)
2
1,308
0.9
Number of
Deposits in
Market
Rank
Institution (ST)
Branches
Market ($M)
Share (%)
1
Bank of America Corporation (NC)
239
85,573
16.5
2
JPMorgan Chase & Co. (NY)
282
71,852
13.9
3
Wells Fargo & Co. (CA)
228
67,502
13.0
4
Mitsubishi UFJ Financial
63
44,391
8.6
5
CIT Group Inc. (NY)
45
43,159
8.3
79
Pacific Mercantile Bancorp (CA)
1
125
0.0
PMBC (3):
PMBC (3):

BANC OF CALIFORNIA

Edwards
Edwards Air Force Base
Barstow
Lancaster
Los Padres National Forest
Sespe Condor Sanctuary
Golden State Fwy
Palmdale
Santa Clarita
Victorville
Angeles National Forest
Ventura
Simi Valley
Oxnard
Thousand Oaks
Pasadena
Fontana
Pomona
Ontario
Riverside
Inglewood
Corona
Moreno Valley
Hemet
Huntington Beach
Laguna Niguel
Murrieta
Temecula
Oceanside
Carlsbad
Escondido
Santee
San Diego
Chula Vista
Tijuana

5
Pro Forma Metrics and Footprint
1)
Excludes banks and thrifts not headquartered in CA, Source: FDIC Summary of Deposits as of June 30, 2020
2)
Does not include impact of purchase accounting or branch closures
3)
BANC adjusted PPNR
excludes the impact of terminating the Los Angeles Football Club agreement, gains/losses on alternative energy investments, realized/unrealized gains/losses on the residual held for sale loan portfolio and net indemnified legal costs
Pro Forma Footprint
California Deposit Market Share as of June 30, 2020¹
Number of
Deposits in
Market
Rank
Institution
Branches
Market ($M)
Share (%)
1
Wells Fargo & Co.
935
309,686
17.1
2
SVB Financial Group
17
71,969
4.0
3
First Republic Bank
59
65,766
3.6
4
East West Bancorp Inc.
79
33,495
1.9
5
Pacific Premier Bancorp Inc.
48
15,439
0.9
6
PacWest Bancorp
71
14,289
0.8
7
Cathay General Bancorp
38
12,609
0.7
8
CVB Financial Corp.
58
11,014
0.6
9
Hope Bancorp Inc.
32
10,872
0.6
10
Pro Forma ²
32
7,532
0.4
12
Banc of California Inc.
29
6,099
0.3
40
Pacific Mercantile Bancorp
3
1,433
0.1
BANC (29):
PMBC (3):
BANC (29):
PMBC (3):
Combination Leverages Existing Market
Presence and Strengthens Core Franchise
Pro Forma Company is 10th
Largest Exchange-
Traded Bank Headquartered in CA by Assets
Financial Highlights as of December 31, 2020
($ in millions)
BANC
PMBC
% of
% of
Pro
Standalone
Pro Forma
Standalone
Pro Forma
Forma ²
Assets
$7,877
83%
$1,588
17%
$9,465
Gross Loans HFI (incl. PPP)
5,898
83%
1,227
17%
7,125
Deposits
6,086
81%
1,383
19%
7,469
Tangible Common Equity
673
81%
158
19%
831
2020 PPNR
44
68%
21
32%
65
2020 Adjusted PPNR ³
71
77%
21
23%
92

6
Pro Forma Loan and Deposit Composition
Loan
Composition
Deposit
Composition
PMBC ($1.2B)
MRQ Yield
on Loans:
4.39%
BANC ($5.9B)
Pro Forma ¹ ($7.1B)
PMBC ($1.4B)
BANC ($6.1B)
Pro Forma ($7.5B)
MRQ Yield
on Loans:
4.55%
Cost
of Deposits:
0.27%
Cost
of Deposits:
0.29%
Cost
of Deposits:
0.29%
1)
Pro forma excludes purchase accounting adjustments
Note: Balances as of December 31, 2020; Loan yields shown for the quarter ended December 31, 2020; Cost of deposits represents spot rate as of December 31,
2020; Sum of each composition may not add to 100% due to rounding
C&I (Ex. PPP)
35%
PPP
6%
CRE
17%
Multifamily
20%
Consumer
2%
SFR
17%
C&D
3%
Non-Int.
Bearing
30%
Int. Bearing
Checking
30%
MMDA &
Sav.
27%
CDs
13%
C&I (Ex.
PPP)
27%
PPP
19%
CRE
32%
Multifamily
13%
Consumer
7%
SFR
1%
C&D
1%
C&I (Ex. PPP)
36%
PPP
4%
CRE
14%
Multifamily
22%
Consumer
1%
SFR
21%
C&D
3%
Non-Int.
Bearing
47%
Int. Bearing
Checking
9%
MMDA
& Sav.
28%
CDs
15%
Non
-
Int.
Bearing
26%
Int. Bearing
Checking
35%
MMDA
& Sav.
27%
CDs
13%
MRQ Yield
on Loans:
4.58%

7
Transaction Overview
Capital
Ratios
At
Close ³
BANC
Financial
Impact
Transaction
Valuation
Transaction
Summary
•
Per Share Purchase Price¹:
•
Aggregate Transaction Value¹:
•
Consideration Mix:
•
Treatment of In-The-Money Options, RSUs, & RSAs:
•
Fixed Exchange Ratio:
•
PMBC
Pro Forma Ownership:
•
Anticipated Closing:
•
Price / 2022E EPS:
•
Price / Tangible Book Value:
•
Core Deposit Premium²:
•
2022E EPS Accretion:
•
Pro Forma TBVPS
Dilution at Close:
•
Tangible Book Value Earnback
•
IRR:
•
TCE / TA Ratio:
•
Tier 1 Leverage:
•
Tier 1 Capital Ratio:
$9.77
$235 million
100%
BANC common stock
Cashed-out at close
0.50 shares of BANC common stock for each share of
PMBC
common stock
~19%
Q3
2021
15.1x
1.46x
5.9%
12.9%
2.9%
2.3 years
15%+
8.8%
9.8%
13.0%
1)
Implied based on BANC closing stock price of $19.54 as of March 22, 2021. Value at close will be calculated using a volume weighted average price measured over 20 trading days
2)
Core deposit premium is calculated as the aggregate transaction value less tangible common equity as a percentage of total deposits less jumbo time deposits, measured as of December 31, 2020
3)
Capital ratios include the impact of redemption of Series D preferred stock in Q1 2021
Governance
•
Two PMBC
Directors to join the BANC Board of Directors
•
Key PMBC
management to support BANC in ensuring a successful integration

8
Key Transaction Assumptions
Other
Fair Value
Marks -
Net Earnings
Impact
Cost Savings/
Restructuring
Charge
•
Cost savings equal to 35% of PMBC’s
standalone noninterest expense base
•
75% phased-in in 2021
•
100% phased-in in 2022 and thereafter
•
Pre-tax restructuring charge of $18.1 million, ~7.7% of aggregate transaction value
•
Total loan mark of $16.8 million pre-tax (inclusive of rate mark), or ~1.5% of PMBC gross loans at close
•
$6.0 million positive rate mark amortized straight line into earnings over 5 years
•
$11.4 million PCD
credit mark
•
$11.4 million Non-PCD
credit mark accreted straight line into earnings over 5 years
•
Non-PCD
CECL
reserve of $11.3 million established day 2 through provision expense (represents “double count”
of the Non-PCD
credit mark)
•
Combined ALLL
coverage ratio of 1.3% at close
•
CDI equal to 0.50% of PMBC’s
non-maturity deposits (total deposits, excluding time-based deposits); amortized sum-of-years’ digits over 10 years
•
25% effective tax rate
•
Anticipated closing in Q3
2021
Transaction
Structure
•
100% Common Stock
•
Fixed Exchange Ratio of 0.50x BANC common shares per PMBC share
•
PMBC to merge with and into BANC

9
Pro Forma Balance Sheet & Capital Ratios
1)
Pre-tax transaction expenses equal to $18.1M; in-the-money options, RSUs, and RSAs cashed out at close; loan
credit mark of $22.8M; loan rate mark of $6.0M; Non-PCD
reserve of $11.3M established on Day 2; $5.8M CDI;
transaction adjustments shown for illustrative purposes
Financial Data and Pro Forma Adjustments as of December 31, 2020 for Illustrative Purposes
2)
Pro forma capital ratios calculated by combining December 31, 2020 BANC regulatory capital with estimated PMBC consolidated regulatory capital information; includes impact of transaction related and purchase accounting adjustments as outlined above
($ in Millions)
Standalone
Pro Forma Adjustments ¹
Transaction
Merger
BANC
PMBC
Costs
Adjustments
Pro Forma
Assets
Cash & Securities
$1,452.3
$338.0
($14.2)
($4.2)
$1,771.9
Gross Loans (incl. HFS)
5,899.8
1,227.0
(5.4)
7,121.5
Loan Loss Reserve
(81.0)
(17.5)
(5.3)
(103.8)
Net Loans
$5,818.8
$1,209.6
($10.7)
$7,017.7
Property, Plant & Equipment
$121.5
–
–
$121.5
Total Intangible Assets
39.8
0.4
83.8
124.0
DTAs
46.0
8.5
0.3
54.8
Other Assets
399.0
31.2
–
430.2
Total Assets
$7,877.3
$1,587.6
($14.2)
$69.3
$9,520.0
Liabilities & Shareholders' Equity
Total Deposits
$6,085.8
$1,383.3
–
$7,469.1
Wholesale Borrowings
539.8
10.0
–
549.8
Senior Notes
171.3
–
–
171.3
Subordinated Debt
85.0
–
–
85.0
Trust Preferred
–
17.5
–
17.5
Other Liabilities
98.2
18.0
–
116.2
Total Liabilities
$6,980.1
$1,428.8
–
$8,681.3
Preferred Equity
$184.9
–
–
$184.9
Common Equity
712.3
158.7
(14.2)
69.3
926.2
Total Shareholders' Equity
$897.2
$158.7
($14.2)
$69.3
$1,111.0
Total Liabilities and Shareholders' Equity
$7,877.3
$1,587.6
($14.2)
$69.3
$9,520.0
Consolidated Capital Ratios ²
TCE / TA Ratio
8.6%
8.5%
Common Equity Tier 1 Capital Ratio
11.2%
11.1%
Tier 1 Leverage Ratio
10.9%
10.7%
Tier 1 Capital Ratio
14.3%
14.0%
Total Capital Ratio
17.0%
16.4%